Exhibit 99.1

                    , 2009

Dear Myriad Genetics, Inc. Stockholder:

I am pleased to inform you that the Board of Directors of Myriad Genetics, Inc. (“Myriad Genetics”) has approved the distribution of all of the shares of common stock of its wholly owned subsidiary, Myriad Pharmaceuticals, Inc. (“MPI”), to Myriad Genetics stockholders. MPI holds substantially all of the assets and certain liabilities associated with Myriad Genetics’ research and drug development businesses.

This distribution will be made pursuant to a plan preliminarily approved by our Board on October 15, 2008, and finally approved on                     , 2009, to separate Myriad Genetics into two independent, publicly traded companies: Myriad Genetics will continue to operate its molecular diagnostic business and MPI will own and operate the research and drug development businesses. Upon the distribution of the MPI shares, Myriad Genetics stockholders will own 100% of the common stock of MPI. Myriad Genetics’ Board of Directors believes that the separation of these businesses into two highly focused companies with separate management is the best way to unlock the intrinsic value of these businesses for the benefit of Myriad Genetics’ stockholders and each of the companies.

The distribution of MPI common stock will occur on                     , 2009 by way of a pro rata dividend to Myriad Genetics stockholders. Each Myriad Genetics stockholder will be entitled to receive one share of MPI common stock for every four shares of Myriad Genetics common stock held by such stockholder at the close of business on                     , 2009, the record date for the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of MPI common stock will be issued. If you would otherwise have been entitled to a fractional share of MPI common stock in the distribution, you will receive the net cash value of such fractional share instead.

Stockholder approval of the distribution is not required, and you are not required to take any action to receive your MPI common stock.

Following the distribution, you will own shares in both Myriad Genetics and MPI. We intend to apply to have the common stock of MPI listed on the NASDAQ Global Market under the symbol “            .”

The enclosed information statement, which is being mailed to all Myriad Genetics stockholders, describes the distribution in detail and contains important information about MPI. We urge you to read the information statement carefully.

I want to thank you for your continued support of Myriad Genetics and we look forward to your support of MPI in the future.

Sincerely,

Peter D. Meldrum

President and Chief Executive Officer

MYRIAD GENETICS, INC. • 320 WAKARA WAY, SALT LAKE CITY, UTAH 84108 • (801) 584-3600 • FAX (801) 584-3640

                    , 2009

Dear Myriad Pharmaceuticals, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Myriad Pharmaceuticals, Inc. (“MPI”). Our objective is to become a leader in the development and commercialization of novel therapeutic products for the treatment of severe medical conditions, with a focus on cancer and HIV.

We have three clinical-stage drug candidates currently in development and three drug candidates in preclinical development. Azixa, our most advanced cancer drug candidate, is currently in two Phase 2 clinical trials, and we expect to initiate a third Phase 2 trial of Azixa in the second half of 2009. We have two clinical-stage drug candidates for the treatment of HIV, MPC-4326 and MPC-9055, and expect to initiate a Phase 2b clinical trial of MPC-4326 in the second half of 2009. We expect to initiate a Phase 1 clinical trial of our second clinical-stage cancer drug candidate, MPC-3100, a heat shock protein 90 (Hsp90) inhibitor, in the second quarter of 2009. We are also continuing to commercialize our research capabilities.

As an independent, publicly traded company, we believe we can more effectively focus on our objectives and thus bring more value to you as a stockholder, than we could as an operating subsidiary of Myriad Genetics, Inc. (“Myriad Genetics”). In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly traded company, which we believe will more directly align employee performance with shareholder value.

We believe we have an outstanding Board of Directors and executive officer group to manage and lead this company to success. Serving as our initial Directors are: Gerald Belle (Chairman of the Board), John Henderson, Robert Attiyeh, Linda Wilson, Dennis Langer, Walter Gilbert, and Adrian Hobden. Our executive staff will be led by Adrian Hobden, President and CEO, Robert Lollini, Chief Financial Officer, and Wayne Laslie, Chief Operating Officer. Each of these individuals brings years of unique business and pharmaceutical development experience to our management team.

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “            ” in connection with the distribution of our company’s common stock by Myriad Genetics.

We invite you to learn more about our company by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of MPI common stock.

Sincerely,

Adrian N. Hobden, Ph.D.

President and Chief Executive Officer

MYRIAD PHARMACEUTICALS, INC.• 320 WAKARA WAY, SALT LAKE CITY, UTAH 84108 • (801) 584-3600 • FAX (801) 584-3640

The information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

SUBJECT TO COMPLETION, DATED APRIL 1, 2009

PRELIMINARY INFORMATION STATEMENT

MYRIAD PHARMACEUTICALS, INC.

COMMON STOCK

This information statement is being furnished in connection with the distribution by Myriad Genetics, Inc., or Myriad Genetics, to its stockholders of all of its shares of common stock of its wholly owned subsidiary, Myriad Pharmaceuticals, Inc., or MPI. MPI holds substantially all of the assets and certain liabilities associated with Myriad Genetics’ research and drug development businesses. To implement the distribution, Myriad Genetics will distribute all of its shares of MPI common stock on a pro rata basis to the holders of Myriad Genetics common stock. Each of you, as a holder of Myriad Genetics common stock, will receive one share of MPI common stock for every four shares of Myriad Genetics common stock that you held at the close of business on                     , 2009, the record date for the distribution. Myriad Genetics will not distribute any fractional shares of MPI common stock. Instead you will receive a cash payment in lieu of any fractional share you would have otherwise been entitled to receive in the distribution. The distribution will be effective as of                     , 2009. Immediately after the distribution is completed, MPI will be an independent, publicly traded company.

No vote of Myriad Genetics stockholders is required in connection with this distribution. You are not being asked for a proxy, and you are requested not to send a proxy. Myriad Genetics stockholders will not be required to pay any consideration for the shares of MPI common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Myriad Genetics common stock or take any other action in connection with the distribution.

There currently is no public trading market for MPI common stock. We intend to file an application to list MPI common stock under the symbol “            ” on the NASDAQ Global Market. Assuming that the common stock is approved for listing, it is anticipated that a limited market, commonly known as a “when-issued” trading market, for MPI common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 14 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of these securities, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement was first mailed to Myriad Genetics stockholders on or about                     , 2009.

The date of this information statement is                     , 2009.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Myriad Genetics and the distribution of our common stock by Myriad Genetics to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “MPI,” “we,” “us,” “our” and “our company” refer to Myriad Pharmaceuticals, Inc. and “Myriad Genetics” refers to Myriad Genetics, Inc. and its consolidated subsidiaries.

Myriad Pharmaceuticals, Inc.

Myriad Pharmaceuticals, Inc. is a biopharmaceutical company focused on discovering, developing, and commercializing novel small molecule drugs that address severe medical conditions with large potential markets, including cancer and HIV infection. Our pipeline includes clinical and preclinical drug candidates with distinct mechanisms of action and novel chemical structures. The discovery and development of each of our drug candidates has been guided by a unique understanding of the genetic causes of human diseases and the genetic factors that may cause drug side effects, drug interactions, and poor drug metabolism, all of which are the result of capabilities built over ten years while a part of Myriad Genetics. Our extensive experience in human genetics, protein-protein interaction technology and chemical proteomic drug discovery has allowed identification of novel drug targets and accelerated progression from chemical lead compounds to investigational drug candidates.

We retain all rights to all of our drug candidates and programs across all geographic markets and therapeutic indications. Our strategy includes establishing our own commercial infrastructure in the United States and clinical development and commercial collaborations in other geographic regions.

Our Drug Candidates

Our drug development portfolio possesses diversity of both molecular target and chemical class and has the potential to address severe unmet medical needs in both cancer and HIV. The following tables summarize our most advanced drug candidates currently in clinical or preclinical development:

	Drug Candidate	Disease	Clinical Stage	Status
Oncology	Azixa (MPC-6827) Microtubule Destabilizer	Glioblastoma	Phase 2	Ongoing: results expected by end of 2009

		Metastatic melanoma	Phase 2	Ongoing: results expected by end of 2009

		Anaplastic glioma and glioblastoma	Phase 2	Initiate in 2H 2009

	MPC-3100 Hsp90 Inhibitor	Cancer	Phase 1	Initiate in 2Q 2009

	MPI-443803 Microtubule Destabilizer	Cancer	Preclinical

	Drug Candidate	Disease	Clinical Stage	Status

HIV	MPC-4326 Maturation Inhibitor	HIV Infection	Phase 2b	Initiate in 2H 2009

	MPC-9055 Maturation Inhibitor	HIV Infection	Phase 2a	Pending: backup for MPC-4326

	MPI-461359 Maturation Inhibitor	HIV Infection	Preclinical

	MPI-451936 Fusion Inhibitor	HIV Infection	Preclinical

Our Clinical-Stage Oncology Programs

Azixa

Azixa is our most advanced cancer drug candidate and is being developed for the treatment of advanced primary and metastatic tumors. Azixa is a novel, small molecule drug candidate that acts as a microtubule destabilizing agent, causing arrest of cell division and programmed cell death, or apoptosis, in cancer cells. Azixa has also been shown to be a vascular disrupting agent, or VDA, in a mouse model of human ovarian cancer. Thus, Azixa has a dual mode of action; it induces apoptosis and acts as a VDA, reducing blood supply to the tumor. Importantly, in non-clinical studies, Azixa has demonstrated the unique ability to effectively cross the blood-brain barrier and accumulate in the brain and does not appear to be subject to multiple drug resistance. In 2007, we completed two open-label, dose-escalating, multiple dose Phase 1 clinical trials to investigate the safety, tolerability and pharmacokinetics of Azixa and to observe for any evidence of anti-tumor activity in treatment of a variety of refractory solid tumors with and without brain metastases. In these Phase 1 trials, six out of 66 subjects had stable disease ranging from five to 16 months and there was no evidence of central nervous system, or CNS, toxicities or development of peripheral neuropathies. We currently have the following Phase 2 clinical trials ongoing or planned for Azixa:

•

Azixa for glioblastoma multiforme.  In 2008, we initiated an open-label, dose finding, multiple-dose Phase 2 clinical trial of Azixa in combination with the chemotherapeutic agent carboplatin in patients with recurring/relapsing glioblastoma multiforme, or GBM. GBM represents approximately 15%-20% of primary brain tumors and is one of the most highly vascularized tumors, characterized by abnormal vessel structure and unique vascular endothelial cells. Prognosis remains poor with median survival estimated to be between 12 to 18 months from the time of diagnosis. We believe that the vascular character of these tumors, together with their location in the brain, offer a unique opportunity for treatment by a highly brain penetrant cytotoxin which also selectively disrupts tumor vasculature. We expect to enroll up to approximately 36 subjects in this trial. Patients with recurrent GBM will receive escalating dose levels of Azixa administered in combination with a fixed dose of carboplatin. Study endpoints include determination of the maximum tolerated dose, dose limiting toxicities, and evaluation of evidence of anti-tumor activity of Azixa when given with carboplatin as judged by response rate and progression-free survival. We expect to release the results of this trial by the end of 2009.

•

Azixa for metastatic melanoma.  In 2008, we initiated an open-label, dose finding, multiple-dose Phase 2 clinical trial of Azixa. This trial is designed to confirm the safety profile of Azixa in combination with the chemotherapeutic agent temozolomide in patients with metastatic melanoma and to look for evidence of reduced tumor burden and improved survival. Melanoma is the third most frequent primary malignancy to result in CNS metastases and patients with metastatic melanoma that develop CNS metastases have expected median survival of four months. Like GBM, melanomas are highly vascularized tumors. Accordingly, we believe there may be an opportunity for treatment by a highly brain penetrant cytotoxin which also selectively disrupts tumor vasculature. We expect to enroll up to approximately 36 subjects in this trial which will explore Azixa’s efficacy in patients with metastatic melanoma with and without CNS metastasis. Patients with metastatic melanoma will receive escalating dose levels of Azixa administered in combination with a fixed dose of temozolomide. Study endpoints include determination of the maximum tolerated dose, dose limiting toxicities, and evaluation of evidence of anti-tumor activity of Azixa when given with temozolomide as judged by response rate and progression-free survival. We expect to release the results of this trial by the end of 2009.

•

Azixa as monotherapy for glioblastomas and anaplastic gliomas.  In the second half of 2009, we expect to initiate an open-label Phase 2 clinical trial to evaluate Azixa as monotherapy in up to 84 patients with GBM or with anaplastic gliomas. The American Cancer Society estimated the incidence of primary CNS tumors in the United States in 2007 as 21,810. GBM and anaplastic gliomas represent approximately 20-25% of primary brain tumors. We believe that Azixa may be an attractive agent for the treatment of malignant gliomas for several reasons, including its mechanism of anti-tumor activity, its very high CNS penetration, and non-cross resistance with alkylator-based therapy, the current standard of care for this indication. In this planned trial, we intend to investigate progression-free survival at six months as a primary endpoint with safety, pharmacokinetic parameters and overall survival as secondary endpoints. Once initiated, we expect this trial to take 12 to 18 months to be completed.

MPC-3100

MPC-3100 is an inhibitor of heat shock protein 90, or Hsp90. We are developing MPC-3100 for the treatment of both solid and blood cancers. Hsp90 is a chaperone protein that plays an important role in regulating the activity and function of numerous signaling proteins that trigger proliferation of cancer cells. Inhibition of Hsp90 leads to degradation of proteins important for growth of the cancer. Early Hsp90 inhibitors have been analogs of the natural product molecule geldanamycin. They have demonstrated promising preclinical and clinical anti-cancer activity. However, development of these compounds has been challenging because of serious off-target, drug-related liver and kidney toxicities. In contrast, MPC-3100 is a fully synthetic, orally bioavailable, non-geldanamycin compound that has shown significant anti-tumor activity in preclinical experiments, but has not demonstrated any evidence of similar geldanamycin-like toxicities in extensive non-clinical studies.

In the second quarter of 2009, we expect to initiate an open-label, dose-finding, multiple-dose Phase 1 clinical trial of MPC-3100 in up to 40 patients with refractory or relapsed cancers, including solid tumors, lymphomas and leukemias. The purpose of this trial is to define the safety and tolerability of MPC-3100, to characterize its pharmacokinetics and to observe for evidence of anti-tumor activity of MPC-3100.

Our Clinical-Stage HIV Programs

MPC-4326

MPC-4326 (bevirimat dimeglumine) is a first-in-class, small molecule inhibitor of HIV-1 maturation we are developing for the oral treatment of HIV infection that we recently acquired from Panacos Pharmaceuticals, Inc. MPC-4326 interferes with a late step in the processing of the HIV-1 Gag protein. This inhibition leads to formation of noninfectious, immature virus particles, thus preventing subsequent rounds of HIV infection. It has demonstrated potent activity against a broad range of HIV strains, and laboratory studies have shown MPC-4326 to be an inhibitor of HIV isolates that are resistant to a large range of currently approved HIV drugs. To date, over 675 subjects, including over 180 HIV-infected patients, have been studied in clinical trials of MPC-4326. Results from these trials have shown MPC-4326 to be well tolerated and have demonstrated significant and clinically relevant reductions in viral load in a large subset of HIV-infected patients representing approximately 60-70% of HIV-infected patients. These patients can be identified by a simple, rapid and inexpensive assay of the HIV virus.

In the most recent Phase 2 clinical trial of MPC-4326, designed to examine the oral bioavailability of a new tablet formulation, 32 treatment-naive and treatment-experienced HIV patients were recruited, MPC-4326 met its primary objective by demonstrating drug plasma levels to be in a target range for virologic reduction. After 14 days of treatment with MPC-4326 given twice daily at doses of 200 mg or 300 mg, all 32 patients had steady state MPC-4326 plasma concentrations well above the previously identified minimum drug level necessary to maintain anti-viral activity. In addition, MPC-4326’s safety profile was comparable to earlier studies where it had been indistinguishable from placebo. MPC-4326 has a very good oral bioavailability and a half life in humans in excess of 24 hours. We expect to initiate a Phase 2b clinical trial of MPC-4326 in treatment-experienced HIV patients in the second half of 2009.

MPC-9055

MPC-9055 is also an oral, small molecule inhibitor of HIV-1 maturation that we are developing as a backup drug candidate for MPC-4326. MPC-9055 acts in a similar manner to MPC-4326 by targeting Gag-protein processing and has demonstrated increased potency over MPC-4326 using in vitro viral replication assays. In 2008, we completed a Phase 1 clinical trial of MPC-9055 in 63 healthy volunteers. This trial was designed as a single ascending dose study to assess the safety, tolerability and pharmacokinetic parameters of MPC-9055. The overall safety profile in the trial was favorable with no serious adverse events or clinically significant changes in laboratory values or electrocardiograms. The observed safety and pharmacokinetic profile supports continued development. MPC-9055 is ready to begin Phase 2 clinical development.

Our Preclinical Programs

Our proprietary research is focused on two broad disease areas: oncology and HIV. Within each disease area, we are investigating a number of potential drug targets as well as screening potential drug candidates against novel intracellular targets and optimizing those leads that appear to have the greatest potential. Our most advanced preclinical drug candidates are MPI-443803, which is being developed for the treatment of cancer, and MPI-461359 and MPI-451936, which are being developed for the treatment of HIV infection.

We have also identified a number of enzymes that show promise as novel anti-cancer or anti-HIV targets, and we have medicinal chemistry programs against a number of these targets in order to find additional preclinical compounds for oncology and HIV indications.

Our Drug Discovery Capabilities

Our drug discovery capabilities embody our ten years of experience as a research and development unit within Myriad Genetics. This experience includes a deep understanding of human genetics, the genetic causes of human diseases and the genetic factors that may cause drug side effects, drug interactions, and poor drug pharmacokinetics. In addition, we have developed two technologies which we believe provide us with a competitive advantage over other biopharmaceutical companies. The first is called ProNet, which is both an automated, high throughput technology to identify protein-protein interactions and an extensive database of those interactions. The second technology is chemical proteomics which allows the identification of proteins which bind to a small molecule compound. These two technologies allow us to identify novel drug targets and improve the selectivity of our drug candidates thus increasing the efficiency of our drug discovery programs and allowing us to move rapidly from initial compound identification to preclinical candidate. Our discovery process employs early evaluation of the ADMET (Absorption, Distribution, Metabolism, Excretion, and Toxicity) characteristics of compounds in order to eliminate poor candidates and improve the efficiency and success rate of preclinical candidate selection. We are focused on cancer and HIV because these are diseases with a high unmet medical need. We believe that our drug discovery capability and proven success rate will continue to provide a pipeline of unique compounds. Depending upon the availability of our development resources, our preclinical candidates may be added to our own internal clinical pipeline, or out-licensed to other pharmaceutical or biotechnology companies for clinical development and commercialization.

Our Research Services Capabilities

Because virtually all cellular processes are controlled by proteins, knowledge of specific protein interactions and the functions of the interacting proteins can be extremely valuable in the identification of novel drug targets for therapeutic development. ProNet is our extensive proprietary database of protein-protein interactions which encompasses interactions between approximately 10 million protein fragments constructed from a variety of organ tissues including heart, brain, kidney, liver, breast and prostate. We offer access to ProNet on a subscription basis to third parties to examine protein interactions related to a specific disease or disease pathway. In addition, we continue to develop the ProNet database and related yeast-two-hybrid systems for potential commercial partners through contract services which include, sub-database creation and search, custom library development and assay development. Our research services group has had several successful collaborations with public and private institutions and companies and through these collaborations we have continued to increase the size and scope of our database, while refining its assay technology.

Our Strategy

Our strategy is to develop and commercialize novel small molecule drugs that address severe medical conditions with large markets, including cancer and HIV infection. The key elements of our strategy include:

•

Advance the clinical development of our current clinical-stage drug candidates.  We plan to advance drug candidates based on the results of preclinical and clinical testing and assessment of market potential. We currently are pursuing the clinical development of Azixa and MPC-3100 in oncology indications and MPC-4326 for the treatment of HIV. We believe that these three drug candidates have a combined market potential in excess of $2 billion in worldwide sales.

•

Establish a commercial infrastructure.  Our drug candidates target large markets primarily treated by specialist physicians. Where we elect to complete development, we may pursue commercialization ourselves for specialized markets and/or commercialize these drug candidates through partnering or licensing arrangement.

•

Establish collaborative relationships to enhance the overall value of our programs.  For certain drug candidates and programs, we may in the future, establish research, development and/or commercial collaborations with other companies in order to maximize the value of those programs.

•

Accelerate our path to marketed pharmaceutical products through in-licensing or acquisition.  We may acquire or in-license drugs or drug candidates in order to accelerate our path to marketed pharmaceutical products, reduce risk and increase near-term revenues.

•

Continue to leverage our cancer and HIV drug discovery and development capabilities.  We plan to leverage our extensive experience in drug discovery and development in oncology and HIV infection by continuing our small molecule discovery platform and expanding our pipeline of drug candidates in these therapeutic areas.

Risk Related to Our Business

Our business is subject to a number of risks that you should be aware of. These risks are discussed more fully in the section of this information statement entitled “Risk Factors” beginning on page 14. We expect to incur substantial and increasing operating losses for the foreseeable future. We do not have any drug candidates approved for commercial sale, and we have not generated, and may never generate, any revenue from commercial sales of our drug candidates. Our potential drug candidates are in early stages of development where failure is common. We will have to complete extensive preclinical studies and clinical trials and receive regulatory approval before we can market our drug candidates. We do not expect any of our drug candidates, if successfully developed, to receive regulatory approval for commercial sale for at least several years. Even if we receive approval for our drug candidates, we may never become profitable.

Corporate Information

MPI was incorporated in Delaware on January 5, 2009. Our principal executive office is located at 320 Wakara Way, Salt Lake City, Utah 84108 and our telephone number is (801) 584-3600. Our internet address is                     . The information on our website is not incorporated by reference into this information statement and should not be considered to be a part of this information statement. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10. Our trademarks include Myriad Pharmaceuticals, Azixa, ProNet and our logo. Other service marks, trademarks and trade names appearing in this information statement are the property of their respective owners.

The Separation

Overview

On October 15, 2008, the Board of Directors of Myriad Genetics preliminarily approved a plan to separate Myriad Genetics into two independent companies. Under this plan, Myriad Genetics will continue to operate its molecular diagnostic business and we will own and operate Myriad Genetics’ research and drug development businesses.

In connection with our separation from Myriad Genetics, we will enter into a Separation and Distribution Agreement and several other agreements with Myriad Genetics to effect the separation and distribution and provide a framework for our relationship with Myriad Genetics after the separation. These agreements will govern the relationships among us and Myriad Genetics subsequent to the completion of the separation plan and provide for the allocation among us and Myriad Genetics of Myriad Genetics’ assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Myriad Genetics.

Myriad Genetics’ Board believes that the separation is the best way to unlock the full value of Myriad Genetics’ businesses. Myriad Genetics believes that the separation into two independent companies should not only enhance each company’s strength, but will also improve each company’s strategic, operational and financial flexibility.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement.

We are a newly formed company that will, prior to the distribution, hold substantially all of the assets and certain liabilities of Myriad Genetics’ research and drug development businesses. These assets and liabilities will be transferred to us by Myriad Genetics as a contribution to our capital. The research and drug development businesses were previously operated by Myriad Genetics. Our headquarters is located at 320 Wakara Way, Salt Lake City, Utah 84108. We maintain an Internet site at                                         . Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about MPI and the Separation

Why is the separation of MPI structured as a distribution?	Myriad Genetics believes that a tax-free distribution of shares of MPI is an efficient way to separate Myriad Genetics’ businesses in a manner that will provide flexibility, create benefits and value for us and Myriad Genetics and long-term value for our and Myriad Genetics’ stockholders.

How will the separation of MPI work?	The separation will be accomplished through a series of transactions in which substantially all of the assets and certain liabilities of Myriad Genetics’ research and drug development businesses will be assigned to or assumed by MPI and the common stock of MPI will then be distributed by Myriad Genetics to its stockholders on a pro rata basis.

When will the distribution occur?	We expect that Myriad Genetics will distribute the shares of MPI common stock on , 2009 to holders of record of Myriad Genetics common stock on , 2009, the record date.

What do Myriad Genetics stockholders need to do to participate in the distribution?	Nothing, but we urge you to read this entire document carefully. Stockholders who hold Myriad Genetics common stock as of the record date will not be required to take any action to receive MPI common stock in the distribution. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Myriad Genetics common stock or take any other action to receive your shares of our common stock. If you own Myriad Genetics common stock as of the close of business on the record date, Myriad Genetics, with the assistance of American Stock Transfer and Trust Company, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. American Stock Transfer and Trust Company will mail you a book-entry account statement that reflects your shares of MPI common stock or your bank or brokerage firm will credit your account for the shares. If you sell shares of Myriad Genetics common stock in the market up to and including through the distribution date, you will be selling your right to receive shares of MPI common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of MPI common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Myriad Genetics decide to cancel the distribution of the MPI common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Myriad Genetics has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Myriad Genetics Board of Directors determines that the distribution is not in the best interests of Myriad Genetics and its stockholders or that market conditions are such that it is not advisable to separate the research and drug development businesses from Myriad Genetics.

Does MPI plan to pay dividends?	We do not expect to declare dividends in the short term. We currently intend to retain earnings to support our operations and to finance the growth and development of our business. The declaration and payment of any future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will MPI have any debt?	At the time of the separation, MPI will have no debt.

What will the relationship between Myriad Genetics and MPI be following the separation?	Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Myriad Genetics to effect the separation and provide a framework for our relationship with Myriad Genetics after the separation. These agreements will govern the relationships between us and Myriad Genetics subsequent to the completion of the separation plan and provide for the allocation between us and Myriad Genetics of Myriad Genetics’ assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Myriad Genetics. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Following the separation, there will be no overlap of our officers or employees with those of Myriad Genetics. We anticipate having a number of directors serving on our Board of Directors who will also be serving on the Myriad Genetics Board of Directors; however, we expect each of those directors to resign from our Board and be replaced by other directors as they are appointed to serve on our Board.

Will I receive physical certificates representing shares of MPI common stock following the separation?	No. Following the separation, neither Myriad Genetics nor MPI will be issuing physical certificates representing shares of MPI common stock. Instead, Myriad Genetics, with the assistance of American Stock Transfer and Trust Company, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

American Stock Transfer and Trust Company will mail you a book-entry account statement that reflects your shares of MPI common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Myriad Genetics common stock or my MPI common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Myriad Genetics nor MPI makes any recommendations on the purchase, retention or sale of shares of Myriad Genetics common stock or the MPI common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Myriad Genetics common stock or the MPI common stock you will receive in the distribution or both.

Where will I be able to trade shares of MPI common stock?	There is not currently a public market for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ .” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. During “when-issued” trading, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on, or after the distribution date.

Will the number of Myriad Genetics shares I own change as a result of the distribution?	No. The number of shares of Myriad Genetics common stock you own will not change as a result of the distribution.

What will happen to the listing of Myriad Genetics common stock?	Nothing. Immediately after the distribution of MPI common stock, Myriad Genetics common stock will continue to trade on its listed exchange.

Will the distribution affect the market price of my Myriad Genetics shares?

Yes. As a result of the distribution, we expect the trading price of shares of Myriad Genetics common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the research and drug development businesses. Furthermore, until the market has fully analyzed the value of Myriad Genetics without the research and drug development businesses, the price of Myriad Genetics shares may fluctuate significantly.

Are there risks to owning MPI common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our relationship with Myriad Genetics and our being a separate, publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 14. We encourage you to read that section carefully.

Where can Myriad Genetics stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Myriad Genetics, Inc.
Investor Relations
320 Wakara Way
Salt Lake City, Utah 84108
(801) 584-3600
www.myriad.com

After the separation, if you have any questions relating to our common stock, you should contact:

Myriad Pharmaceuticals, Inc.

Investor Relations
320 Wakara Way
Salt Lake City, Utah 84108
(801) 584-3600

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Distribution Agent:
American Stock Transfer and Trust Company
Shareholder Relations
6201 15th Avenue, 2nd Floor
Brooklyn, New York 11219
(800) 937-5449
www.amstock.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	Myriad Genetics, Inc. After the distribution, Myriad Genetics will not own any shares of MPI common stock.

Distributed company	MPI, a Delaware corporation and a wholly owned subsidiary of Myriad Genetics that was formed to hold substantially all of the assets and certain liabilities of Myriad Genetics’ research and drug development businesses. After the distribution, MPI will be an independent, public company.

Distribution ratio	Each holder of Myriad Genetics common stock will receive one share of our common stock for every four shares of Myriad Genetics common stock held on , 2009. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities	All of the shares of MPI common stock owned by Myriad Genetics, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately million shares of Myriad Genetics common stock outstanding on , 2009 and applying the distribution ratio of one share of MPI common stock for every four shares of Myriad Genetics common stock, approximately million shares of our common stock will be distributed to Myriad Genetics stockholders who hold Myriad Genetics common stock as of the record date. The number of shares that Myriad Genetics will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Fractional shares	Myriad Genetics will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Record date	The record date for the distribution is the close of business on , 2009.

Distribution date	The distribution date is , 2009.

Distribution

On the distribution date, Myriad Genetics, with the assistance of American Stock Transfer and Trust Company, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Myriad Genetics common stock or take any other action to receive your shares of our common stock. If you sell shares of Myriad Genetics common stock in the “regular-way” market, up to and including through the distribution date, you will be selling your right to receive shares of MPI common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of MPI common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Myriad Genetics of the following conditions, among other conditions described in this information statement:

•

the Securities and Exchange Commission, or SEC, shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or Exchange Act, and no stop order relating to the registration statement is in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	the listing of our common stock on the NASDAQ Global Market shall have been approved, subject to official notice of issuance;

•

the receipt of a favorable Private Letter Ruling from the Internal Revenue Service ruling that the pro rata dividend distribution of MPI shares to Myriad Genetics shareholders will be treated as a tax free distribution to Myriad Genetics and its shareholders;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of the assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on Myriad Genetics’ part to effect the distribution, and the Myriad Genetics Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Myriad Genetics has the right not to complete the distribution if, at any time, the Myriad Genetics Board determines, in its sole discretion, that the distribution is not in the best interests of Myriad Genetics or its stockholders or that market conditions are such that it is not advisable to separate the research and drug development businesses from Myriad Genetics.

Stock exchange listing	We intend to file an application to list our common stock on the NASDAQ Global Market under the symbol “ .” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

Transfer agent	American Stock Transfer and Trust Company.

Risks relating to ownership of our common stock and the distribution	Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with Myriad Genetics and our being a separate, publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 14 in this information statement.

Tax consequences of the distribution	Myriad Genetics expects to obtain a Private Letter Ruling from the Internal Revenue Service confirming that the distribution will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, or the Code. Assuming that the distribution is tax-free, for U.S. federal income tax purposes, no gain or loss will be recognized by a shareholder that is subject to U.S. federal income tax, and no amount will be included in the income of a shareholder that is subject to U.S. federal income tax, upon the receipt of our common stock pursuant to the distribution. A shareholder that is subject to U.S. federal income tax generally will recognize gain or loss with respect to any cash received in lieu of a fractional share. See “Risk Factors—Risks Relating to the Separation and the Distribution—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our stockholders that are subject to U.S. federal income tax and Myriad Genetics could incur significant U.S. federal income tax liabilities” and “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Certain agreements with Myriad Genetics	Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Myriad Genetics to effect the separation and distribution and provide a framework for our relationship with Myriad Genetics after the separation. These agreements will govern the relationships among us and Myriad Genetics subsequent to the completion of the separation plan and provide for the allocation among us and Myriad Genetics of Myriad Genetics’ assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Myriad Genetics. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Summary Historical Financial Data

The following table sets forth summary financial information, which has been derived from our audited combined financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 and our unaudited combined financial statements as of December 31, 2008 and the for six months ended December 31, 2008 and 2007, which are included elsewhere in this information statement. In our opinion, the information derived from our unaudited combined financial statements is presented on a basis consistent with the information in our audited combined financial statements. The summary financial information presented may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Relating to the Separation and the Distribution.”

The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and the corresponding notes, the combined financial statements and the corresponding notes and the unaudited combined financial statements and the accompanying notes included elsewhere in this information statement.

	Six Months Ended December 31,		Years Ended June 30,
In thousands	2008	2007	2008		2007	2006
	(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Research revenue	$4,108	$4,605	$6,774		$11,841	$13,658
Pharmaceutical revenue	–	–	100,000	(1)	–	–
Other revenue	–	1,250	4,000		–	–

Total revenues	4,108	5,855	110,774		11,841	13,658
Costs and expenses:
Research and development expense	28,296	44,604	121,526	(2)	94,929	77,682
Selling, general and administrative expense	4,523	7,854	20,600		10,250	6,955

Total costs and expenses	32,819	52,458	142,126		105,179	84,637

Operating loss	(28,711)	(46,603)	(31,352)		(93,338)	(70,979)

Other income (expense)	–	15	(3,017)	(3)	653	(2)

Net loss	$(28,711)	$(46,588)	$(34,369)		$(92,685)	$(70,981)

	As of December 31, 2008	As of June 30,
		2008	2007
	(Unaudited)
Consolidated Balance Sheet Data:
Current Liabilities	$30,545	$46,568	$10,875
Total assets	10,344	15,746	16,244
Myriad Genetics, Inc. net investment (capital deficiency) (4)	$(20,201)	$(30,822)	$5,369

(1)	Amount represents pharmaceutical revenue from nonrefundable upfront payment from A/S Lundbeck for the former drug candidate Flurizan.
(2)	Amount includes an accrued $20 million sublicense fee related to the Lundbeck agreement.
(3)	Balance represents the write-off of the cost basis investment in Encore Pharmaceuticals.
(4)	Balance represents Myriad Genetics’ net investment (or capital deficiency) in MPI.

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the risks described below relate to our business while others relate to our separation from Myriad Genetics. Other risks relate principally to the securities markets and ownership of our common stock. Our business may be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial. Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Financial Position and Our Business

We anticipate that we will incur losses for the foreseeable future and we may never achieve or sustain profitability.

We do not expect to generate the cash that is necessary to finance our operations in the short term. We expect to continue to incur significant research and development and other significant operating expenses and capital expenditures and anticipate that our expenses and losses will increase substantially in the foreseeable future as we:

•	conduct our ongoing and planned clinical trials for Azixa, MPC-4326, and MPC-3100 and initiate additional clinical trials, if supported by the results of our ongoing trials;

•	complete preclinical development of MPI-451936, MPI-461359 and MPI-443803 and initiate clinical trials, if supported by positive preclinical data;

•	begin to establish commercial manufacturing arrangements and establish sales and marketing functions;

•	identify additional drug candidates and acquire rights from third parties to drug candidates through licenses, acquisitions or other means;

•	commercialize any approved drug candidates;

•	hire additional clinical, scientific, manufacturing/quality and management personnel; and

•	add operational, financial and management information systems and personnel.

We must generate significant revenue to achieve and maintain profitability. Even if we succeed in developing and commercializing one or more of our drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize our drug candidates.

Following our separation from Myriad Genetics, we believe that our existing cash and investment securities will be sufficient to support our current operating plan through at least June 30, 2011. However, we will require additional capital in order to complete the clinical development of and to commercialize our drug candidates. Our future capital requirements will depend on many factors that are currently unknown to us, including:

•	the timing of initiation, progress, results and costs of our clinical trials for Azixa, MPC-4326, and MPC-3100;

•

the results of preclinical studies of MPI-451936, MPI-461359 and MPI-443803, and the timing of initiation, progress, results and costs of any clinical trials that we may initiate based on the preclinical results;

•	the costs of establishing commercial manufacturing arrangements and of establishing sales and marketing functions;

•	the scope, progress, results, and cost of preclinical development, clinical trials, and regulatory review of any new drug candidates for which we may initiate development;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	our ability to establish research collaborations and strategic collaborations and licensing or other arrangements on terms favorable to us;

•	the costs to satisfy our obligations under potential future collaborations; and

•	the timing, receipt, and amount of sales or royalties, if any, from any approved drug candidates.

We cannot assure you that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

•	terminate or delay clinical trials or other development for one or more of our drug candidates;

•	delay our establishment of sales and marketing capabilities, commercial manufacturing capabilities, or other activities that may be necessary to commercialize our drug candidates; or

•	curtail significant drug development programs that are designed to identify new drug candidates.

We may seek to raise any necessary funds through public or private equity offerings, debt financings or strategic alliances and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain, and motivate qualified personnel.

We are highly dependent on Dr. Adrian Hobden, our President and Chief Executive Officer, and the other principal members of our executive and scientific teams listed under “Management.” The agreements we intend to enter into with the principal members of our executive and scientific teams will provide for employment that can be terminated by either party without cause at any time, subject to specified notice requirements. Further, the non-compete provisions to which each employee will be subject, generally will expire for certain key executive officers upon the applicable date of termination of employment. We intend to enter into retention agreements with certain of our key executive officers to reinforce and encourage continued employment and dedication without distraction from the possibility of a change in control and related events and circumstances. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. Recruiting and retaining qualified scientific personnel and possibly sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Risks Related to the Development and Regulatory Approval of Our Drug Candidates

Our success is largely dependent on the success of our lead drug candidate, Azixa, as well as our other drug candidates, and we cannot be certain that we will be able to obtain regulatory approval for or successfully commercialize any of these drug candidates.

We have invested a significant portion of our time and financial resources in the development of our lead drug candidate, Azixa for the treatment of solid primary and metastatic brain tumors. We have also invested a significant amount of time and financial resources in the development of our other drug candidates, MPC-4326 and MPC-3100. We anticipate that our success will depend largely on the receipt of regulatory approval and successful commercialization of these drug candidates. The future success of these drug candidates will depend on several factors, including the following:

•	our ability to provide acceptable evidence of their safety and efficacy;

•	receipt of marketing approval from the FDA and any similar foreign regulatory authorities;

•	obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers or establishing commercial-scale manufacturing capabilities;

•	establishing an internal sales force or collaborating with pharmaceutical companies or contract sales organizations to market and sell any approved drug; and

•	acceptance of any approved drug in the medical community and by patients and third-party payors.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenues through the sale of Azixa, MPC-4326 or MPC-3100.

Our drug candidates are still in the early stages of development and remain subject to clinical testing and regulatory approval. If we are unable to successfully develop and test our drug candidates, we will not be successful.

To date, we have not marketed, distributed or sold any drugs. The success of our business depends substantially upon our ability to develop and commercialize our drug candidates successfully. We have three clinical-stage drug candidates currently in development, Azixa, MPC-4326 and MPC-3100, all of which are in the early stages of development. Our drug candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of Azixa, MPC-4326, MPC-3100 or any other drug candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the drug candidate is safe and effective for use for that target indication. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our drug candidates may not:

•	offer improvement over existing, comparable drugs;

•	be proven safe and effective in clinical trials;

•	meet applicable regulatory standards; or

•	be successfully commercialized.

Positive results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and promising results from early clinical trials of a drug candidate may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from completed preclinical studies and clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage trials or studies. Our preclinical studies or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or to discontinue clinical trials altogether. We do not expect any of our drug candidates to be commercially available for at least several years and some or all may never become commercially available.

If clinical trials for our drug candidates are prolonged or delayed, we may be unable to commercialize our drug candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular drug candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•

delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our drug candidates or other materials necessary to conduct our clinical trials;

•	delays in obtaining regulatory agency agreement for the conduct of our clinical trials;

•

lower than anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials; or

•	failure of our third-party contractors to meet their contractual obligations to us in a timely manner.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	varying interpretation of data by the FDA or similar foreign regulatory authorities;

•	failure to achieve primary or secondary endpoints or other failure to demonstrate efficacy;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the cost, timing or successful completion of a clinical trial.

We do not know whether our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our drug candidates. In addition, if we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our drug candidates may be harmed and our ability to generate product revenues will be delayed. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a drug candidate.

Even if our drug candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our drug candidates.

Both before and after marketing approval, our drug candidates are subject to ongoing regulatory requirements, and if we fail to comply with these continuing requirements, we could be subject to a variety of sanctions and the sale of any approved commercial products could be suspended.

Both before and after regulatory approval to market a particular drug candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the drug are subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products or manufacturing processes;

•	untitled or warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import bans;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If side effects are identified after our drug candidates are approved and on the market, we may be required to change the labeling of any such products, or withdraw any such products from the market, any of which would hinder or preclude our ability to generate revenues.

Even if any of our drug candidates receives marketing approval, we or others may later identify undesirable side effects. As greater numbers of patients use a drug following its approval, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials. In that event a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Certain of our drug development activities involve the controlled storage, use, and disposal of hazardous materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for the handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials, and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Because we believe that our laboratory and materials handling policies and practices sufficiently mitigate the likelihood of materials liability or third-party claims, we currently carry no insurance covering such claims. An accident could damage, or force us to shut down, our operations.

Risks Related to the Commercialization of Our Drug Candidates

Even if any of our drug candidates receives regulatory approval, if the approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited.

Even if any drug candidates we may develop or acquire in the future obtain regulatory approval, they may not gain broad market acceptance among physicians, healthcare payors, patients, and the medical community. The degree of market acceptance for any approved drug candidate will depend on a number of factors, including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	prevalence and severity of adverse side effects;

•	availability of reimbursement from managed care plans and other third-party payors;

•	convenience and ease of administration;

•	cost-effectiveness;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If our approved drugs fail to achieve broad market acceptance, we may not be able to generate significant revenue and our business would suffer.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

If government and third-party payors fail to provide adequate coverage and reimbursement rates for any of our drug candidates that receive regulatory approval, our revenue and prospects for profitability will be harmed.

In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers, and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the amounts that they will pay for new drugs, and, as a result, they may not cover or provide adequate payment for our drug candidates. We might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing and profitability of prescription pharmaceuticals. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. In addition, recent changes in the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our revenue and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals might change before our drug candidates are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals.

For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, changes the way Medicare will cover and pay for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and disabled and introduced new reimbursement methodologies, based on average sales prices for drugs that are administered in an in-patient setting or by physicians. In addition, this legislation provides authority for limiting the number of drugs that will be covered in any therapeutic class. Although we do not know what impact the new reimbursement methodologies will have on the prices of new drugs, we expect that there will be added pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The markets for our drug candidates are subject to intense competition. If we are unable to compete effectively, our drug candidates may be rendered noncompetitive or obsolete.

Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs that target the same indications we are targeting with our drug candidates. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize drug candidates;

•	more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	drug candidates that have been approved or are in late-stage clinical development; and/or

•	collaborative arrangements in our target markets with leading companies and research institutions.

Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of any vaccine or development of other products or treatments for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical. If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our drug candidates, the timing of their entry into the market in relation to competitive products in development, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. If we successfully develop drug candidates but those drug candidates do not achieve and maintain market acceptance, our business will not be successful.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could incur substantial liability.

The use of our drug candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any approved drug candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to successfully commercialize any approved drug candidates.

We have obtained product liability insurance coverage for our clinical trials with a $5 million annual aggregate coverage limit. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our drug candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If we inadvertently violate the guidelines pertaining to promotion and advertising of our drug candidates or approved products, we may be subject to disciplinary action by the FDA’s Division of Drug Marketing, Advertising, and Communications or other regulatory bodies.

The FDA’s Division of Drug Marketing, Advertising, and Communications, or DDMAC, is responsible for reviewing prescription drug advertising and promotional labeling to ensure that the information contained in these materials is not false or misleading. There are specific disclosure requirements and the applicable regulations mandate that advertisements cannot be false or misleading or omit material facts about the product. Prescription drug promotional materials must present a fair balance between the drug’s effectiveness and the risks associated with its use. Most warning letters from DDMAC cite inadequate disclosure of risk information.

DDMAC prioritizes its actions based on the degree of risk to the public health and often focuses on newly introduced drugs and those associated with significant health risks. There are two types of letters that DDMAC typically sends to companies which violate its drug advertising and promotional guidelines: notice of violation letters, or untitled letters, and warning letters. In the case of an untitled letter, DDMAC typically alerts the drug company of the violation and issues a directive to refrain from future violations, but does not typically demand other corrective action. A warning letter is typically issued in cases that are more serious or where the company is a repeat offender. Although we have not received any such letters from DDMAC, we may inadvertently violate DDMAC’s guidelines in the future and be subject to a DDMAC untitled letter or warning letter, which may have a negative impact on our business.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials for our drug candidates, and we rely on third parties, such as contract research organizations, medical institutions, and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining regulatory approvals for our drug candidates and may be delayed in our efforts to successfully commercialize our drug candidates for targeted diseases.

If we do not establish strategic collaborations, we may have to alter our development plans.

Our drug development programs and potential commercialization of our drug candidates will require substantial additional cash to fund expenses. Our strategy includes potentially collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our drug candidates, in some or all geographies. It may be difficult to enter into one or more of such collaborations in the future. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our drug candidates to market and generate product revenue.

We have no manufacturing capacity and depend on third-party manufacturers to produce our clinical trial drug supplies.

We do not currently operate manufacturing facilities for clinical or commercial production of any of our drug candidates. We have limited experience in drug manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we currently rely on third-party manufacturers to supply, store, and distribute drug supplies for our clinical trials and anticipate future reliance on a limited number of third-party manufacturers until we increase the number of manufacturers with whom we contract. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our drug candidates or commercialization of any approved products, producing additional losses and depriving us of potential product revenue.

Our drug candidates require precise, high quality manufacturing. Failure by our contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers’ compliance with these regulations and standards.

If for some reason our contract manufacturers cannot perform as agreed, we may be unable to replace such third-party manufacturers in a timely manner and the production of our drug candidates would be interrupted, resulting in delays in clinical trials and additional costs. Switching manufacturers may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer prior to manufacturing our drug candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drug candidates after receipt of FDA approval. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our drug candidates.

To date, our drug candidates have been manufactured in small quantities for preclinical testing and clinical trials by third-party manufacturers. If the FDA or other regulatory agencies approve any of our drug candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved drug candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved drug candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If they are unable to successfully increase the manufacturing capacity for a drug candidate, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We depend on a limited number of third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on a limited number of third-party suppliers for the raw materials required for the production of our drug candidates. Our dependence on a limited number of third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our current suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and commercialization of our drug candidates, including limiting supplies necessary for clinical trials and regulatory approvals, or interrupt production of then existing products that are already marketed, which would have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect the intellectual property relating to our drug candidates, or if we infringe the rights of others, our ability to successfully commercialize our drug candidates will be harmed.

Following the separation and distribution, we will own or hold licenses to a number of issued patents and U.S. pending patent applications, as well as foreign patents and pending PCT applications and foreign counterparts. Our success depends in part on our ability to obtain patent protection both in the United States and in other countries for our drug candidates. Our ability to protect our drug candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lag behind actual discoveries. Consequently, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file patent applications on, our drug candidates or their use as drugs. In the event that a third party has also filed a U.S. patent application relating to our drug candidates or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We license patent rights from third-party owners. Our licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained licenses from EpiCept Corporation (formerly Maxim Pharmaceuticals, Inc.) with respect to Azixa and from the University of North Carolina with respect to MPC-4326. We may also enter into additional licenses to third-party intellectual property in the future. Our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Under our existing license agreements we are obligated to pay the licensor fees, which may include annual license fees, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. In addition, under our existing license agreements, we are required to diligently pursue the development of products using the licensed technology. If we breach any of the terms of our licenses, the licensors may terminate the agreements.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing drug candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our drug candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our drug candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our drug candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to the Separation and the Distribution

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Myriad Genetics.

As a stand alone, independent, public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. By separating from Myriad Genetics there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Myriad Genetics. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent research and drug development company or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will place a greater value on our company as a stand-alone company than on our business being part of Myriad Genetics.

We have no operating history as an independent, public company, and we may be unable to make the changes necessary to operate as an independent company.

Prior to the separation, our business was operated by Myriad Genetics as part of its broader corporate organization rather than as a stand-alone company. Myriad Genetics assisted us by providing financing and certain corporate functions. Following the separation and distribution, Myriad Genetics will have no obligation to provide assistance to us. Because our business has not been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that would have a negative effect on our business, results of operations or financial condition.

In addition, prior to the separation, our business was able to leverage Myriad Genetics’ size, relationships and purchasing power in procuring goods, services and technology (including office supplies, computer software licenses and equipment), travel and all employee benefits plans for which per employee cost was based on number of lives covered. Our separation from Myriad Genetics will have a significant impact on the per employee cost for certain coverage such as health care and disability.

We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Myriad Genetics provides us. We will also need to make significant investments to develop our independent ability to operate without Myriad Genetics’ existing operational and administrative infrastructure. These initiatives will be costly to implement, and we may not be successful in implementing these systems and business functions.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, we will need to provide for ourselves the administrative functions and support previously provided by Myriad Genetics. We may be unable to replace in a timely manner the services or other benefits that Myriad Genetics previously provided to us. We anticipate providing these services internally or obtaining such services from unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services. Thus, we anticipate that we will incur additional incremental expenses associated with being an independent, public company. We may not be able to operate our business effectively and our projected losses may increase.

Our separation from Myriad Genetics may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of our separating from Myriad Genetics. These difficulties include:

•	the challenge of effecting the separation while carrying on the ongoing operations of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including systems, insurance, accounting, legal, finance, tax and human resources, for each of the two companies.

Our separation from Myriad Genetics may not be successfully or cost-effectively completed. The failure to do so could have an adverse effect on our business, financial condition and results of operations.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the transactions. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of Myriad Genetics. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result of the separation, we will be directly subject to the reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, it is anticipated that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•

our historical and pro forma financial information reflects allocations for services historically provided to us by Myriad Genetics, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

•

our historical and pro forma financial information does not reflect changes that we expect to incur in the future as a result of our separation from Myriad Genetics, including changes in the cost structure, personnel needs, financing and operations of the contributed businesses as a result of the separation from Myriad Genetics and from reduced economies of scale.

Following the separation and distribution, we also will be responsible for the additional costs associated with being an independent, public company, including costs related to corporate governance and listed and registered securities. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Myriad Genetics.

The agreements related to our separation from Myriad Genetics, including the Separation and Distribution Agreement, Tax Sharing Agreement and the other agreements, were negotiated in the context of our separation from Myriad Genetics while we were still part of Myriad Genetics and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Myriad Genetics and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”

The ownership by our executive officers and some of our directors of shares of common stock and/or options to purchase shares of common stock of Myriad Genetics may create, or may create the appearance of, conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock and/or options to purchase shares of common stock of Myriad Genetics may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Myriad Genetics, certain of our executive officers, and some of our directors, own shares of Myriad Genetics common stock and/or options to purchase shares of Myriad Genetics common stock. The individual holdings of common stock and/or options to purchase common stock of Myriad Genetics may be significant for some of these persons compared to such persons’ total assets. Ownership by our directors and officers, after our separation, of common stock and/or options to purchase common stock of Myriad Genetics creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Myriad Genetics than the decisions have for us.

If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our stockholders that are subject to U.S. federal income tax and Myriad Genetics could incur significant U.S. federal income tax liabilities.

Myriad Genetics is seeking a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of our common stock to the Myriad Genetics stockholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share of our common stock, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter ruling is also expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable treatment under the Code. The private letter ruling relies or will rely on certain facts and assumptions, and certain representations and undertakings, from us and Myriad Genetics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter ruling, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Myriad Genetics would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to Myriad Genetics stockholders on the distribution date over Myriad Genetics’ tax basis in such common shares. However, we and Myriad Genetics would incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us or Myriad Genetics, the party responsible for such failure would be responsible for all taxes imposed on us or Myriad Genetics as a result thereof. If such determination is not the result of actions taken after the distribution by us or Myriad Genetics, then we and Myriad Genetics would be responsible for     % and     %, respectively, of any taxes imposed on us or Myriad Genetics as a result of such determination. Such tax amounts could be significant.

We might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution by Myriad Genetics. In addition, similar limitations and restrictions will apply to Myriad Genetics. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Myriad Genetics under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or Myriad Genetics common stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Myriad Genetics’ common stock within two years before the distribution, and any acquisitions or issuances of our common stock or Myriad Genetics common stock within two years after the distribution, generally are presumed to be part of such a plan, although we or Myriad Genetics may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Myriad Genetics common stock within the two years before the distribution. If an acquisition or issuance of our common stock or Myriad Genetics common stock triggers the application of Section 355(e) of the Code, Myriad Genetics would recognize taxable gain as described above, and certain subsidiaries of Myriad Genetics or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, including entering into, approving or allowing any transaction that results in a change in ownership of more than     % of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire     % or more of our common stock, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution, unless we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion that such action will not cause the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, and such letter ruling or opinion, as the case may be, is acceptable to the parties. In addition, Myriad Genetics is subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as a tax-favored transaction under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its stockholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or such party obtains a favorable letter ruling or opinion as described above. For example, we would be responsible for the acquisition of us by a third party at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders.

Risks Related to Our Common Stock

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that Myriad Genetics distributes to its stockholders generally may be sold immediately in the public market. It is possible that some Myriad Genetics stockholders, including possibly some of our large stockholders, will sell some or all of our common stock received in the distribution for many reasons, such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock, or the perception in the market that this will occur, could cause the market price of our common stock to decline.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or shortly before the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future. We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	progress in and results from our clinical trials of Azixa, MPC-4326 and MPC-3100;

•	failure or delays in advancing our preclinical drug candidates or other drug candidates we may develop in the future, into clinical trials;

•	results of clinical trials conducted by others on drugs that would compete with our drug candidates;

•	issues in manufacturing our drug candidates or approved products;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	changes in estimates or recommendations by securities analysts, if any cover our common stock;

•	public concern over our drug candidates or any approved products;

•	litigation;

•	future sales of our common stock;

•	general market conditions;

•	changes in the structure of healthcare payment systems;

•	failure of any of our drug candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	overall fluctuations in U.S. equity markets.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In particular, stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Provisions of our charter and bylaws and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of the distribution could discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	establish a classified board of directors, providing that not all members of our board be elected at one time;

•

authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•

require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

•	the anticipated progress of our research, development, and clinical programs, including the timing of current and future clinical trials;

•	our ability to succeed in obtaining FDA clearance for Azixa, MPC-4326, MPC-3100 or for any future drug candidates;

•	our ability to market, commercialize, and achieve market acceptance for our drug candidates; and

•	estimates regarding the sufficiency of our cash resources.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this information statement in greater detail under the heading “Risk Factors.” Also, forward-looking statements represent our estimates and assumptions only as of the date of this information statement. You should read this information statement and the other documents that we have filed as exhibits to the Form 10 completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

This information statement contains data that was obtained from industry publications. These publications generally indicate that this information has been obtained from sources believed to be reliable but do not guarantee the accuracy or completeness of this information. Although we believe that the reports are reliable, we have not independently verified any of this information.

THE SEPARATION

General

On October 15, 2008, the Board of Directors of Myriad Genetics preliminarily approved a plan to separate Myriad Genetics into two independent companies. Under this plan, Myriad Genetics will continue to operate its molecular diagnostic business and we will own and operate the research and drug development businesses.

Since October, 2008, the Myriad Genetics Board has met a number of times to discuss the separation. In these meetings, they considered, among other things, the benefits to the businesses and to Myriad Genetics stockholders that are expected to result from the separation, potential structures for the separation and the tax implications of each such structure, the capital allocation strategies and dividend policies for the separated companies, the allocation of Myriad Genetics’ existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation, and the appropriate members of senior management at each company following the separation.

In furtherance of this plan, on             , 2009, the Myriad Genetics Board approved the distribution of all of the shares of our common stock held by Myriad Genetics to holders of Myriad Genetics common stock. In the distribution of the shares of our common stock, each holder of Myriad common stock will receive on             , 2009, the distribution date, one share of our common stock for every four shares of Myriad Genetics common stock held at the close of business on the record date, as described below. Myriad Genetics will not distribute any fractional shares of our common stock. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Following the distribution, Myriad Genetics stockholders will own 100% of our common stock.

You will not be required to make any payment, surrender or exchange your shares of Myriad Genetics common stock or take any other action to receive your shares of our common stock.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Structure of the Separation

In order to carry out the proposed separation of its research and drug development businesses, on January 5, 2009, Myriad Genetics created us as a new Delaware corporation and wholly owned subsidiary, into which Myriad Genetics will contribute substantially all of the assets and certain liabilities of its research and drug development businesses and cash. In connection with the formation of this new subsidiary, Myriad Genetics’ existing subsidiary, Myriad Pharmaceuticals, Inc., changed its corporate name to Myriad Therapeutics, Inc., and the newly formed subsidiary adopted the name of Myriad Pharmaceuticals, Inc., or MPI. Prior to the separation, substantially all of the assets and certain liabilities of Myriad Genetics’ research and drug development businesses will be contributed to us as further detailed in the Unaudited Pro Forma Combined Financial Statements included herein. Immediately following the distribution of all of the outstanding stock of MPI by Myriad Genetics, we will be an independent company.

Reasons for the Separation

Myriad Genetics believes that the separation of its businesses into two focused, independent and better understood companies will enhance the success of both independent companies and is in the best interests of its shareholders. The reasons for the separation include:

•

Business Focus: As a result of the separation, each of Myriad Genetics and MPI will be better able to focus financial and operational resources on its own business and on pursuing appropriate growth opportunities and executing its own strategic plan.

•

Financial Market Focus: Each business is in a different area of the healthcare industry and therefore attracts different types of investors. Two separate public companies will enable the financial markets to evaluate each company more effectively.

•

Employee Incentives: The separation will allow each company to develop incentive programs for management and other employees that are directly related to the market performance of each company’s common stock. These programs will more directly reward employees based on each company’s individual success.

•

Improved Capital Flexibility: Historically, each company’s capital requirements have been satisfied as part of the wider corporate capital budgeting policies of Myriad Genetics. The proposed separation will eliminate internal competition for capital among businesses in different segments of the healthcare industry.

In determining whether to effect the separation, the Myriad Genetics Board was mindful of the costs associated with the separation and the risks MPI faces as a public company, which weighed against the separation. The Board determined, however, that for the reasons stated above, the separation provided the separated companies with certain opportunities and benefits that could enhance stockholder value.

The Number of Shares You Will Receive

For every four shares of Myriad Genetics common stock that you owned at the close of business on             , 2009, the record date, you will receive one share of our common stock on the distribution date. Myriad Genetics will not distribute any fractional shares of our common stock to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Myriad Genetics or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Myriad Genetics or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Myriad Genetics will distribute the shares of our common stock on                     , 2009, the distribution date. American Stock Transfer and Trust Company, which currently serves as the transfer agent and registrar for Myriad Genetics’ common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Myriad Genetics common stock as of the close of business on the record date, the shares of MPI common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Myriad Genetics common stock in the “regular-way” market, up to and including through the distribution date, you will be selling your right to receive shares of MPI common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Myriad Genetics common stock and you are the registered holder of the Myriad Genetics shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact American Stock Transfer and Trust Company at the address set forth on page 9 of this information statement.

Most Myriad Genetics stockholders hold their shares of Myriad Genetics common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Myriad Genetics common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

American Stock Transfer and Trust Company, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, American Stock Transfer and Trust Company will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. If you physically hold Myriad Genetics common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately four to six weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Myriad Genetics stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Myriad Genetics, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately              stockholders of record, based on the number of registered stockholders of Myriad Genetics common stock on                     , 2009, and approximately              shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Myriad Genetics options between the date the Myriad Genetics Board declares the dividend for the distribution and the record date for the distribution.

In connection with the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Myriad Genetics to effect the separation and provide a framework for our relationships with Myriad Genetics after the separation. These agreements will govern the relationships among us and Myriad Genetics subsequent to the completion of the separation plan and provide for the allocation among us and Myriad Genetics of Myriad Genetics’ assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Myriad Genetics. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Myriad Genetics common stock or any rights of Myriad Genetics stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution and is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this information statement. This summary does not discuss all tax considerations that may be relevant to Myriad Genetics stockholders in light of their particular circumstances, nor does it address the consequences to Myriad Genetics stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, non-U.S. entities, non-U.S. trusts and estates and beneficiaries thereof, persons who acquire Myriad Genetics common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to Myriad Genetics stockholders who do not hold their Myriad Genetics common stock as a capital asset or any state, local or non-U.S. tax consequences of the transactions.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Principal U.S. Federal Income Tax Consequences of the Distribution to Myriad Genetics and Stockholders of Myriad Genetics

Myriad Genetics is seeking a private letter ruling from the Internal Revenue Service substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax-free to Myriad Genetics and its stockholders under Sections 368(a)(1)(D) and 355 of the Code. The private letter ruling is expected to provide that:

•	no gain or loss will be recognized by Myriad Genetics for U.S. federal income tax purposes as a result of the distribution;

•

no gain or loss will be recognized by, or be included in the income of, a holder of shares of Myriad Genetics common stock for U.S. federal income tax purposes solely as the result of the receipt of shares of our common stock in the distribution, except with respect to any cash received in lieu of fractional shares;

•

for U.S. federal income tax purposes, the basis of the Myriad Genetics common stock and our common stock in the hands of Myriad Genetics stockholders immediately after the distribution, including any fractional share interest for which cash is received, will be the same as the basis of the Myriad Genetics common stock immediately before the distribution, and will be allocated among the Myriad Genetics common stock and our common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•

the holding period for U.S. federal income tax purposes of shares of our common stock received by a Myriad Genetics stockholder, including any fractional share interest for which cash is received, will include the holding period of the stockholder’s Myriad Genetics common stock, provided that such shares are held as a capital asset on the date of the distribution; and

•

a Myriad Genetics stockholder who receives cash in lieu of a fractional share in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the Myriad Genetics stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Myriad Genetics common stock exceeds one year.

The private letter ruling is also expected to provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable tax treatment under the Code.

Certain U.S. Federal Income Tax Consequences to Myriad Genetics and Stockholders of Myriad Genetics if the Distribution is Taxable

Although a private letter ruling is generally binding on the Internal Revenue Service, it will be based on assumptions and representations made by us and Myriad Genetics that certain conditions that are necessary to obtain favorable tax treatment under the Code have been satisfied, and these rulings do not constitute an independent determination by the Internal Revenue Service that these conditions have been satisfied. If the factual representations and assumptions are incorrect in any material respect at the time of the distribution, the private letter rulings could be revoked retroactively or modified by the Internal Revenue Service. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

If, notwithstanding the conclusions expected to be provided in the private letter ruling, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then Myriad Genetics would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to Myriad Genetics stockholders on the distribution date over Myriad Genetics’ tax basis in such shares.

In addition, if, notwithstanding the conclusions expected to be provided in the private letter ruling, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then each stockholder that is subject to U.S. federal income tax and who receives our common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares. You could be taxed on the full value of the shares that you receive, without reduction for any portion of your basis in your Myriad Genetics common stock, as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of Myriad Genetics’ current and accumulated earnings and profits, including earnings and profits resulting from Myriad Genetics’ recognition of gain on the distribution. Under Treasury regulations, distributions are presumed to be taxable dividends for U.S. federal income tax purposes unless or to the extent we can demonstrate that the distributions are not from earnings and profits computed under U.S. federal income tax principles. Because Myriad Genetics is not expected to have significant earnings and profits at the time of the distribution, only a portion of the distribution may be taxable as a dividend. Under current law, assuming certain holding period and other requirements are met, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15%. Amounts in excess of your pro rata share of Myriad Genetics’ current and accumulated earnings and profits could be treated as a non-taxable return of capital to the extent of your basis in your Myriad Genetics common stock and thereafter as capital gain, assuming you hold your Myriad Genetics common stock as a capital asset. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (that is, capital gains on assets held for more than one year) at a maximum rate of 15%. Certain Myriad Genetics stockholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends. A stockholder’s tax basis in our common stock received in a taxable distribution generally would equal the fair market value of our common stock on the distribution date, and the holding period for those shares would begin the day after the distribution date. The holding period for the stockholder’s Myriad Genetics common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Myriad Genetics under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or Myriad Genetics’ common stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Myriad Genetics’ common stock within two years before the distribution, and any acquisitions or issuances of our common stock or Myriad Genetics’ common stock within two years after the distribution, generally are presumed to be part of such a plan, although we or Myriad Genetics may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Myriad Genetics’ common stock within the two years before the distribution. If an acquisition or issuance of our shares or Myriad Genetics’ shares triggers the application of Section 355(e) of the Code, Myriad Genetics would recognize taxable gain as described above, and certain of our subsidiaries or affiliates or subsidiaries or affiliates of Myriad Genetics would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Certain U.S. Federal Income Tax Consequences if the Internal Transactions are Taxable

If, notwithstanding the conclusions expected to be provided in the private letter ruling, it is ultimately determined that certain internal transactions undertaken in anticipation of the separation do not qualify for favorable tax treatment, we and Myriad Genetics would incur significant tax liabilities.

Certain Consequences under the Tax Sharing Agreement if the Distribution or the Internal Transactions are Taxable

In connection with the distribution, we and Myriad Genetics will enter into a Tax Sharing Agreement pursuant to which we and Myriad Genetics will agree to be responsible for certain tax liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Myriad Genetics for any taxes and costs that they incur as a result of any action, misrepresentation or omission by us that causes the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify for favorable tax treatment under the Code. In addition, Myriad Genetics will similarly agree to indemnify us for any taxes or costs that they cause us to incur as a result of their actions, misrepresentations or omissions that causes the distribution or the internal transactions to fail to qualify for favorable tax treatment under the Code. We also will be

responsible for         % of any taxes resulting from the failure of the distribution or any internal transactions to qualify for favorable tax treatment under the Code, which failure is not due to the actions, misrepresentations or omissions of us or Myriad Genetics. In addition, even if we were not contractually required to indemnify Myriad Genetics for tax liabilities if the distribution or the internal transactions were to fail to qualify for favorable tax treatment under the Code, we nonetheless may be legally liable under applicable U.S. federal income tax law for certain U.S. federal income tax liabilities incurred by U.S. affiliates of Myriad Genetics if such affiliates were to fail to pay such tax liabilities.

Information Reporting by Myriad Genetics Stockholders

Current U.S. Treasury regulations require each Myriad Genetics stockholder that is subject to U.S. federal income tax reporting and that receives our common stock in the distribution, and who is a “significant distributee” as defined in section 1.355-5 of the Income Tax Regulations (in general a stockholder who owns at least five percent of Myriad Genetics stock at the time of the distribution), to attach to his, her or its U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Myriad Genetics will provide stockholders that are subject to U.S. federal income tax reporting with the information to enable them to allocate their U.S. federal income tax bases in their Myriad Genetics stock to our common stock received in the distribution and other information they will need to report their receipt of our common stock on their 2009 U.S. federal income tax returns as a tax-free transaction.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Myriad Genetics stockholder should consult his, her or its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and non-U.S. tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

There is currently no public market for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “            .”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Myriad Genetics common stock: a “regular-way” market and an “ex-distribution” market. Shares of Myriad Genetics common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Myriad Genetics common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If you own shares of Myriad Genetics common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Myriad Genetics common stock.

Furthermore, we anticipate that beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Myriad Genetics stockholders on the distribution date. If you owned shares of Myriad Genetics common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Myriad Genetics common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on                     , 2009, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Myriad Genetics:

•

the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•

the issuance of a favorable Private Letter Ruling by the Internal Revenue Service ruling that the distribution of our stock, and other related internal steps, is a tax-free distribution for U.S. federal income tax purposes;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligations on Myriad Genetics’ part to effect the distribution, and the Myriad Genetics Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Myriad Genetics has the right not to complete the distribution if, at any time, the Myriad Genetics Board determines, in its sole discretion, that the distribution is not in the best interests of Myriad Genetics or its stockholders or that market conditions are such that it is not advisable to separate the research and drug development businesses from Myriad Genetics.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Myriad Genetics stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Myriad Genetics nor MPI undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not expect to declare dividends in the foreseeable future. We currently intend to retain earnings to support our operations and to finance the growth and development of our business. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and accompanying notes included elsewhere herein, sets forth our unaudited cash and capitalization as of December 31, 2008 on a historical basis and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on December 31, 2008. For an explanation of the pro forma adjustments made to our historical combined financial statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Combined Financial Statements.”

	December 31, 2008
In thousands, except per share amounts	Historical	Pro-Forma
	(Unaudited)	(Unaudited)
Cash	$–	$185,000

Stockholders’ equity:

Myriad Genetics, Inc. capital deficiency (1)	$(20,201)	$–

Preferred stock, $0.01 par value, 5,000 shares authorized, none issued and outstanding	–	–
Common stock, $0.01 par value, 60,000 shares authorized, 23,371 issued and outstanding	–	23
Additional-paid-in-capital	–	195,162

Total capital deficiency	(20,201)

Total pro forma stockholders’ equity		195,185

Total capitalization	$(20,201)	$195,185

(1)	Upon the closing of the separation and distribution and related transactions, Myriad Genetics’ capital deficiency in MPI will be offset against MPI’s stockholders’ equity. We have assumed for purposes of the pro forma combined financial statements a distribution ratio of one share of our common stock for every four shares of outstanding Myriad Genetics’ common stock.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected combined financial information as of and for each of the years in the five-year period ended June 30, 2008, and as of December 31, 2008 and for the six months ended December 31, 2008 and 2007, which has been derived from our (1) audited combined financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which are included in this information statement, (2) unaudited combined financial statements as of June 30, 2006, 2005 and 2004 and for the years ended June 30, 2005 and 2004, which are not included elsewhere in this information statement and (3) unaudited combined financial statements as of December 31, 2008 and the for six months ended December 31, 2008 and 2007, which are included elsewhere in this information statement. In our opinion, the information derived from our unaudited combined financial statements is presented on a basis consistent with the information in our audited combined financial statements. The selected combined financial information presented may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See “Risk Factors—Risks Relating to the Separation and the Distribution.”

The selected combined information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and the corresponding notes, the combined financial statements and the corresponding notes and the unaudited combined financial statements and the accompanying notes included elsewhere in this information statement.

	Six Months Ended December 31,		Years Ended June 30,
In thousands	2008	2007	2008		2007	2006	2005	2004
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Research revenue	$4,108	$4,605	$6,774		$11,841	$13,658	$11,081	$11,748
Pharmaceutical revenue	–	–	100,000	(1)	–	–	–	–
Other revenue	–	1,250	4,000		–	–	–	1,606

Total revenues	4,108	5,855	110,774		11,841	13,658	11,081	13,354
Costs and expenses:
Research and development expense	28,296	44,604	121,526	(2)	94,929	77,682	56,147	46,094
Selling, general and administrative expense	4,523	7,854	20,600		10,250	6,955	3,447	2,771

Total costs and expenses	32,819	52,458	142,126		105,179	84,637	59,594	48,865

Operating loss	(28,711)	(46,603)	(31,352)		(93,338)	(70,979)	(48,513)	(35,511)

Other income (expense)	–	15	(3,017)	(3)	653	(2)	(1,964)	(1)

Net loss	$(28,711)	$(46,588)	$(34,369)		$(92,685)	$(70,981)	$(50,477)	$(35,512)

	As of December 31, 2008	As of June 30,
		2008	2007		2006	2005	2004
	(Unaudited)				(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Balance Sheet Data:
Current Liabilities	$30,545	$46,568	$10,875		$16,201	$11,109	$6,453
Total assets	10,344	15,746	16,244		17,188	15,222	15,194
Myriad Genetics, Inc. net investment (capital deficiency) (4)	$(20,201)	$(30,822)	$5,369		$987	$4,113	$8,741

(1)	Amount represents pharmaceutical revenue from nonrefundable upfront payment from A/S Lundbeck for the former drug candidate Flurizan.
(2)	Amount includes an accrued $20 million sublicense fee payable related to Flurizan.
(3)	Amount includes the write-off of the cost basis investment in Encore Pharmaceuticals.
(4)	Balance represents Myriad Genetics’ net investment (or capital deficiency) in MPI.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements presented below consist of the Unaudited Pro Forma Combined Statements of Operations for the year ended June 30, 2008, the Unaudited Pro Forma Combined Statements of Operations for the six months ended December 31, 2008 and the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2008. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and corresponding notes included elsewhere in this information statement. The unaudited pro forma combined financial statements represent the proposed transaction to separate Myriad Genetics research and drug development businesses from its molecular diagnostic business. The unaudited pro forma combined financial statements have been prepared giving effect to the distribution as if these transactions occurred as of July 1, 2007 for the Unaudited Pro Forma Combined Statements of Operations for the year ended June 30, 2008 and for the Unaudited Pro Forma Statements of Operations for the six months ended December 31, 2008 and as of December 31, 2008, for the Unaudited Pro Forma Combined Balance Sheet.

The Unaudited Pro Forma Combined Balance Sheet and the Unaudited Pro Forma Combined Statements of Operations included in this information statement have been derived from the audited combined financial statements and unaudited combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Myriad Genetics did not account for us as, and we were not operated as, a separate, stand-alone entity, subsidiary, division or segment for the periods presented.

In connection with the proposed transaction to separate Myriad Genetics research and drug development businesses from its molecular diagnostic business, Myriad Genetics will contribute substantially all of the assets and certain liabilities of its research and drug development businesses to us, along with an expected cash contribution of $185 million. These assets and liabilities, along with the expected cash contribution of $185 million, will be transferred to us by Myriad Genetics as a contribution to our capital. Additionally, Myriad Genetics, Inc. will retain the obligations to pay certain accrued liabilities and accounts payable that are outstanding at the time of the separation, except for certain employee related liabilities.

MYRIAD PHARMACEUTICALS, INC.

Pro Forma Combined Balance Sheet (Unaudited)

(In thousands, except per share amounts)

	As of December 31, 2008
	Historical	Pro Forma Adjustments	Pro Forma
Assets

Current assets:

Cash (a)	$—	$185,000	$185,000
Prepaid expenses	656	—	656
Accounts receivable	414	—	414

Total current assets	1,070	185,000	186,070

Equipment and leasehold improvements:
Equipment	18,202	—	18,202
Leasehold improvements	4,023	—	4,023

	22,225	—	22,225

Less accumulated depreciation	13,107	—	13,107

Net equipment and leasehold improvements	9,118	—	9,118

Other assets	156	—	156

	$10,344	$185,000	$195,344

Liabilities and Stockholders’ Equity

Current liabilities:

Accounts payable due to parent (b)	$3,327	$(3,327)	$—
Accrued liabilities (b)	27,059	(26,149)	910
Deferred revenue	159	—	159

Total current liabilities	30,545	(29,476)	1,069

Commitments and contingencies

Stockholders’ Equity:
Myriad Genetics, Inc. capital deficiency (b)	(20,201)	20,201	—
Preferred stock, $0.01 par value, 5,000 shares authorized, none issued and outstanding
Common stock, $0.01 par value. Authorized 60,000 shares; issued and outstanding 23,371 shares (c)	—	23	23
Additional paid-in capital	—	194,252	194,252

Total stockholders’ equity	(20,201)	214,476	194,275

	$10,344	$185,000	$195,344

See accompanying notes to unaudited pro forma combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

Pro Forma Combined Statements of Operations (Unaudited)

(In thousands, except per share amounts)

	Fiscal Year Ended June 30, 2008
	Historical	Pro Forma Adjustments	Pro Forma
Research revenue	$6,774	$—	$6,774
Pharmaceutical revenue	100,000	—	100,000
Other revenue	4,000	—	4,000

Total revenue	110,774	—	110,774

Costs and expenses:
Research and development expense	121,526	—	121,526
Selling, general, and administrative expense	20,600	—	20,600

Total costs and expenses	142,126	—	142,126

Operating loss	(31,352)	—	(31,352)

Other income (expense)	(3,017)	—	(3,017)
Interest income (d)	—	6,964	6,964

Net loss	$(34,369)	$6,964	$(27,405)

Basic and diluted net loss per share (e)			$(1.24)

Basis and diluted weighted average shares outstanding (e)			22,094

See accompanying notes to unaudited pro forma combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

Pro Forma Combined Statements of Operations (Unaudited)

(In thousands, except per share amounts)

	Six Months Ended Dec. 31, 2008
	Historical	Pro Forma Adjustments	Pro Forma
Research revenue	$4,108	$—	$4,108
Pharmaceutical revenue	—	—	—
Other revenue	—	—	—

Total revenue	4,108	—	4,108

Costs and expenses:
Research and development expense	28,296	—	28,296
Selling, general, and administrative expense	4,523	—	4,523

Total costs and expenses	32,819	—	32,819

Operating loss	(28,711)	—	(28,711)

Other income (expense)	—	—	—
Interest income (d)	—	2,772	2,772

Net loss	$(28,711)	$2,772	$(25,939)

Basic and diluted net loss per share (e)			$(1.13)

Basis and diluted weighted average shares outstanding (e)			22,997

See accompanying notes to unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements

Please note that, due to regulations governing the preparation of pro forma financial statements, the pro forma combined financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company. These additional expenses are estimated to be $1.9 million for the six months ended December 31, 2008. The estimated incremental expenses associated with being an independent, public company include costs associated with corporate administrative service costs, including, but not limited to, executive compensation, internal audit, directors’ insurance, stock exchange listing fees, investor and public relations, legal, and intellectual property costs. These unaudited pro forma combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations and financial position. The pro forma adjustments to the accompanying historical financial information for the fiscal year ended June 30, 2008 and for the six months ended December 31, 2008 are described below:

(a)	To reflect the cash contribution of $185 million to be received from Myriad Genetics in connection with the distribution.

(b)	The Myriad Genetics net investment account represents the cumulative investments in, distribution from, and earnings (losses) of our company. Myriad Genetics net investment plus the amounts included in the accounts payable due to parent and accrued liabilities accounts at the date of the separation will be contributed to us as additional paid-in capital. Accrued vacation expense of $910,000 will be retained by us after the separation. As a result, these amounts, excluding accrued vacation expense, have been reflected as equity (common stock and additional paid-in capital) as of December 31, 2008.

(c)	Common stock issued and outstanding was calculated assuming a distribution ratio of one share of our common stock for every four shares of Myriad Genetics common stock. The pro forma number of shares is based on the number of shares of Myriad Genetics outstanding at December 31, 2008. The actual number of our basic and diluted shares outstanding will not be known until the actual distribution date.

(d)	To record interest income on the cash contribution of $185 million to be received from Myriad Genetics, assuming the amount was received as of the beginning of the respective periods. Interest income was calculated by multiplying the average rate of return for the total Myriad Genetics cash and investments balances for the periods presented by the expected cash contribution of $185 million.

(e)	Pro forma basic and diluted net loss per share is computed as if the shares of our common stock were issued and outstanding for the periods presented, assuming a distribution ratio of one share of our common stock for every four shares of Myriad Genetics common stock. The pro forma number of shares is based on the number of shares of Myriad Genetics outstanding for the respective periods presented. The actual number of our basic and diluted shares outstanding will not be known until the actual distribution date. The dilutive effect of outstanding stock options was excluded from the calculation of diluted loss per share as of December 31, 2008 and June 30, 2008 as the effect would have been antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Historical Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and the financial statements and the related notes appearing elsewhere in this information statement. This discussion and analysis contains forward-looking statements, that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this information statement.

Overview

On October 15, 2008, Myriad Genetics Board of Directors preliminarily approved plans to separate its molecular diagnostic business from its research and drug development businesses. In order to carry out the proposed separation, on January 5, 2009, Myriad Genetics created us as a new Delaware corporation and wholly owned subsidiary. In connection with the formation of this new subsidiary, Myriad Genetics’ existing subsidiary, Myriad Pharmaceuticals, Inc., changed its corporate name to Myriad Therapeutics, Inc., and the newly formed subsidiary adopted the name of Myriad Pharmaceuticals, Inc., or MPI. Prior to the separation, substantially all of the assets and certain liabilities of Myriad Genetics’ research and drug development businesses will be contributed to us as further detailed in the Unaudited Pro Forma Combined Financial Statements included herein. We expect that all outstanding shares of our common stock will be distributed to Myriad Genetics stockholders as a pro rata, tax-free dividend. Immediately following the distribution of all of our outstanding common stock by Myriad Genetics, we will be an independent company.

We are a biopharmaceutical company focused on discovering, developing, and commercializing novel small molecule drugs that address severe medical conditions with large potential markets, including cancer and HIV infection. Our pipeline includes clinical and preclinical drug candidates with distinct mechanisms of action and novel chemical structures. The discovery and development of each of our drug candidates has been guided by a unique understanding of the genetic causes of human diseases, the genetic factors that may cause drug side effects, drug interactions, and poor drug metabolism, all of which are the result of capabilities built over ten years while a part of Myriad Genetics. Our extensive experience in human genetics, protein-protein interaction technology and chemical proteomic drug discovery has allowed identification of novel drug targets and accelerated progression from chemical lead compounds to investigational drug candidates.

We operate in one reportable operating segment that includes research and drug development. See Note 4 “Segment and Related Information” in the notes to our combined financial statements for information regarding the operating segment. Until the fiscal year ended June 30, 2008, our revenues have consisted primarily of research payments related to research collaboration agreements. In fiscal 2008, our revenue included a $100.0 million non-refundable fee received from H. Lundbeck A/S, or Lundbeck, in connection with an agreement granting Lundbeck European commercialization rights to Flurizan, our former drug candidate for the treatment of Alzheimer’s disease. During the year ended June 30, 2008, we reported a net loss of $34.4 million. As of June 30, 2008, we had a capital deficiency representing amounts due from Myriad Genetics of $30.8 million.

We incurred research and development expenses of $121.5 million, $94.9 million, and $77.7 million for the years ended June 30, 2008, 2007, and 2006, respectively. Our research and development expenses include costs incurred for our current clinical-stage drug candidates, including Azixa and MPC-9055, as well as our discontinued drug candidate Flurizan. We also incurred costs related to external research collaborations. Currently, the only costs we track by each drug candidate are external costs such as services provided to us by clinical research organizations, manufacturing of drug supply, and other outsourced research. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs. All research and development costs for our drug candidates and external collaborations are expensed as incurred.

The timing and amount of any future expenses, completion dates, and revenues for our drug candidates is not readily determinable due to the early stage of these development programs.

We do not know if we will be successful in developing any of our drug candidates. While expenses associated with the completion of our current clinical programs are expected to be substantial and increase, we believe that accurately projecting total program-specific expenses through commercialization is not possible at this time. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time. We are also unable to predict when, if ever, material net cash inflows will commence from our drug candidates. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including:

•	the scope, rate of progress, and expense of our clinical trials and other research and development activities;

•	the length of time required to enroll suitable subjects;

•	the number of subjects that ultimately participate in the trials;

•	the efficacy and safety results of our clinical trials and the number of additional required clinical trials;

•	the terms and timing of regulatory approvals;

•	our ability to market, commercialize, manufacture and supply, and achieve market acceptance for our drug candidates that we are developing or may develop in the future; and

•	the filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights.

A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate to complete clinical development of a drug candidate, or if we experience significant delays in enrollment in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development.

We expect to incur significant net losses for the foreseeable future and that such losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Additionally, we expect to incur substantial sales, marketing and other expenses in preparation for the commercialization of our drug candidates and some of these expenses will be incurred prior to FDA approval, which approval is not assured.

Critical Accounting Policies

Critical accounting policies are those policies which are both important to the portrayal of a company’s financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

•	revenue recognition; and

•	share-based payment expense.

Revenue Recognition

Revenue from non-refundable upfront license fees where we have continuing involvement is recognized ratably over the development or agreement period or upon termination of a development or license agreement when we have no ongoing obligation.

Research revenue includes revenue from research services agreements, milestone payments, and technology licensing agreements. In applying the principles of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, as well as Emerging Issues Task Force, or EITF, 00-21, Revenue Arrangements with Multiple

Deliverables, or EITF 00-21, to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. We recognize revenue from upfront nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.

Share-Based Payment Expense

Financial Accounting Standards Board, or FASB, Statement No. 123R, Share-Based Payment, or SFAS 123R, sets accounting requirements for “share-based” compensation to employees, including employee stock purchase plans, and requires us to recognize, as expense, in our consolidated statements of operations, the grant-date fair value of our stock options and other equity-based compensation. The determination of grant-date fair value is estimated using an option-pricing model, which includes variables such as the terms of each grant, the expected volatility of our share price, the exercise behavior of our employees, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard by us did not have a material effect on our combined financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard by us did not have a material effect on our combined financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, or SFAS 141(R). SFAS 141(R) replaced SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. Generally, SFAS 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009. We will evaluate the impact the adoption of SFAS 141(R) will have on our combined financial position or results of operations with any future transactions.

In December 2007, the EITF issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements, or EITF 07-1. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted in 2009. The adoption of this standard by us is not expected to have a material effect on our combined financial position or results of operations.

Results of Operations

The combined financial statements include the assets, liabilities and results of operations of the components of Myriad Genetics that constitute the research and drug development businesses to be separated. The combined financial statements have been prepared using Myriad Genetics’ historical costs basis of the assets and liabilities of the various activities that reflect the combined results of operations, financial condition and cash flows of us as a component of Myriad Genetics. Specific costs attributable to our operations have been included in the combined financial statements. The combined financial statements also include some proportional cost allocations of certain common costs of Myriad Genetics because these expenses were not specifically identified at the subsidiary level. The basis of these allocations includes full-time equivalent employees for the respective periods presented, square footage, and other appropriate allocation drivers.

The financial information in the combined financial statements does not include all of the expenses that would have been incurred had we been a separate, stand-alone publicly traded entity. As such, the financial information herein does not reflect the combined financial position, results of operations or cash flows of us in the future or what they would have been, had we been a separate, stand-alone entity during the periods presented.

Years ended June 30, 2008 and 2007

Pharmaceutical revenue is comprised of co-marketing agreement payments received relating to our former drug candidate for the treatment of Alzheimer’s disease, Flurizan. On May 21, 2008, we entered into an agreement with Lundbeck for European commercialization of Flurizan. As consideration for entering into the agreement we received a $100.0 million non-refundable upfront fee which we expected to recognize over 15 years. On June 30, 2008, we announced the results of our U.S. 18-month Phase 3 clinical trial of Flurizan in patients with mild Alzheimer’s disease. The trial did not achieve statistical significance on either of its primary endpoints, cognition and activities of daily living. As a result we discontinued all ongoing Flurizan clinical studies in 2008, including the decision to discontinue our global Phase 3 trial, and have no further performance obligations under the agreement. The discontinuance of the Flurizan development program and any ongoing development activity related to Flurizan resulted in the recognition of the full $100.0 million upfront fee as pharmaceutical revenue in fiscal 2008.

Research and other revenue is comprised of research payments received pursuant to external collaborative agreements. Research and other revenue for the fiscal year ended June 30, 2008 was $10.8 million compared to $11.8 million for the prior fiscal year. This 9% decrease in research and other revenue was primarily attributable to the successful completion of research collaborations during 2008. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and outputs increase or decrease, revenue may increase or decrease proportionately.

Research and development expenses are comprised primarily of salaries and related personnel costs, laboratory supplies, equipments costs, facilities expense, and costs associated with our clinical trials. Research and development expenses for the fiscal year ended June 30, 2008 were $121.5 million compared to $94.9 million for the prior fiscal year. This increase of 28% was primarily due to:

•

one-time sub-license costs of approximately $20 million being claimed under our license agreement with Encore Pharmaceuticals, Inc. based on license revenue recognized under our Lundbeck co-marketing agreement;

•	increased SFAS 123R share-based payment expense of approximately $4.1 million; and

•	increased costs of approximately $2.5 million associated with our drug development programs.

We expect our research and development expenses will fluctuate over the next several years as we conduct additional clinical trials to support the potential commercialization of our drug candidates currently in clinical development, including Azixa, MPC-3100 and MPC-4326, and advance other drug candidates into clinical development.

Selling, general and administrative expenses consist primarily of salaries and related personnel costs for marketing, executive, legal, finance and accounting, information technology, human resources, and allocated facilities expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2008 were $20.6 million compared to $10.3 million for the prior fiscal year. This increase of 100% was primarily attributable to:

•	expansion of our commercialization efforts to support the anticipated product launch of our drug candidate Flurizan, which resulted in an increase of approximately $8.2 million;

•	general increases in expenses of approximately $1.7 million to support growth in administrative support and facility costs; and

•	increased SFAS 123R share-based payment expense of approximately $0.4 million.

We expect our selling, general and administrative expenses will continue to fluctuate depending on our drug discovery and drug development efforts.

Other income and expense for the fiscal year ended June 30, 2008 decreased $3.6 million from income of $0.6 million for the fiscal year ended June 30, 2007 to $3.0 million expense for the fiscal year ended June 30, 2008. The decrease was primarily attributable to the write-off of $3 million of our preferred stock investment in Encore Pharmaceuticals, Inc. (from whom we had previously licensed Flurizan) as a result of our discontinuation of our drug candidate Flurizan. We had no tax expense during the period due to our net loss position.

Years ended June 30, 2007 and 2006

Research revenue for the fiscal year ended June 30, 2007 was $11.8 million compared to $13.7 million for the prior fiscal year. This 13% decrease in research revenue was primarily attributable to the successful completion of research collaborations in the prior year. Research revenue consists of collaboration agreements to apply genomic sequencing capability and expertise to deliver molecular genetic information as well as an agreement to characterize pathogen-host protein interactions. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and outputs increase or decrease, revenue may increase or decrease proportionately.

Research and development expenses for the fiscal year ended June 30, 2007 were $94.9 million compared to $77.7 million for the prior fiscal year. This increase of 22% was primarily due to:

•	increased costs of approximately $15.4 million associated with our drug development programs for Flurizan and Azixa; and

•	increased SFAS 123R share-based payment expense of approximately $1.8 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2007 were $10.3 million compared to $7.0 million for the prior fiscal year. This increase of 47% was primarily attributable to:

•	general increases in costs to support growth in our therapeutic development efforts, which resulted in an increase of approximately $2.8 million compared to the prior fiscal year; and

•	increased share-based payment expense of approximately $0.5 million compared to the prior fiscal year.

Six Months ended December 31, 2008 and 2007

Total revenue for the six months ended December 31, 2008 was $4.1 million compared to $5.9 million for the same six months in 2007. Research revenue consists of a collaboration agreement to apply genomic sequencing capability and expertise to deliver molecular genetic information as well as an agreement to characterize pathogen-host protein interactions. This 30% decrease in research revenue was primarily attributable to the completion of the genomic sequencing research collaboration.

Research and development expenses for the six months ended December 31, 2008 were $28.3 million compared to $44.6 million for the same six months in 2007. This decrease of 36% was primarily due to:

•	decreased drug development costs of approximately $23.1 million from the discontinuance of our former drug candidate Flurizan;

•	increased development costs of our other pharmaceutical programs of approximately $5.0 million; and

•	increased SFAS 123R share-based payment expense of approximately $1.8 million.

Selling, general and administrative expenses for the six months ended December 31, 2008 were $4.5 million, compared to $7.9 million for the same six months in 2007. The decrease in selling, general and administrative expenses of 43% was due primarily to:

•	a decrease in the commercialization efforts associated with our drug candidate Flurizan of approximately $2.7 million; and

•	general decreases in administrative costs of approximately $0.7 million due to the discontinuance of our former drug candidate Flurizan.

We expect our selling, general and administrative expenses will continue to fluctuate depending on our drug discovery and development efforts.

Liquidity and Capital Resources

Net cash provided by operating activities was $12.2 million during the fiscal year ended June 30, 2008 compared to $89.7 million used in operating activities during the prior fiscal year. The operating cash position change from 2007 is primarily due to the recognition and collection of a $100.0 million upfront license fee from Lundbeck in connection with our co-marketing agreement for our former drug candidate Flurizan. In addition, accounts receivable increased $3.3 million between June 30, 2007 and June 30, 2008, primarily due to an increase in amounts due to us from Lundbeck for expense reimbursement for Flurizan as well as the completion of certain research collaborations. Amount due to parent increased by $7.2 million and accrued liabilities increased $26.9 million between June 30, 2007 and June 30, 2008, primarily due to amounts owed related to our clinical trials including costs associated with the Phase 3 trial of our former drug candidate Flurizan as well as a sublicense fee of $20 million accrued in connection with our co-marketing agreement with Lundbeck.

Our investing activities used cash of $2.6 million during the fiscal year ended June 30, 2008 compared to $3.7 million used in the prior fiscal year which consisted primarily of capital expenditures for research equipment.

Financing activities used cash of $9.6 million during the fiscal year ended June 30, 2008 and provided cash of $93.4 million in the prior fiscal year. All cash and investments are held and managed by Myriad Genetics. Accordingly, cash used to pay our expenses or cash collected from collaboration agreements by Myriad Genetics on our behalf are recorded as an increase or decrease in the Myriad Genetics net investment (capital deficiency). The decrease in cash provided by financing activities from fiscal 2007 was primarily due to our collection of a $100.0 million upfront fee from Lundbeck for the co-marketing agreement in 2008. Other than cash received from collaboration agreements and the one time Lundbeck upfront license fee, Myriad Genetics has funded our research and development expenses. Thus, our financing activities primarily represent the operating expenses funded by Myriad Genetics.

Net cash used in operating activities was $34.2 million during the six months ended December 31, 2008 compared to $44.6 million used in operating activities during the prior period. Accounts receivable decreased $4.1 million between June 30, 2008 and December 31, 2008, primarily due to collections of collaboration payments. Amount due to parent decreased by $10.9 million and accrued liabilities decreased $3.3 million between June 30, 2008 and December 31, 2008 primarily due to payments made following the discontinuance of our former drug candidate Flurizan.

Financing activities provided cash of $34.4 million during the six months ended December 31, 2008 and provided cash of $44.6 million in the prior period. Our financing activities primarily represent the operating expenses funded by Myriad Genetics. The increase and decrease in cash provided by financing activities is attributed to funding to (from) Myriad Genetics to meet various funding requirements of ours.

At the separation date, Myriad Genetics will contribute substantially all of the assets and certain liabilities of its research and drug development businesses and cash of $185.0 million to us. We believe that with our existing capital resources, we will have adequate funds to maintain our current and planned operations for at least the next two years, although no assurance can be given that changes will not occur that would consume available capital resources before such time and we may need or want to raise additional financing within this period of time. Our future capital requirements, cash flows, and results of operations could be affected by and will depend on many factors that are currently unknown to us, including:

•

the progress and results of our ongoing and planned Phase 2 clinical trials of Azixa for the treatment of cancer and MPC-4326 for the treatment of HIV and any additional trials that we may initiate based on the Phase 2 results;

•	the progress and results of our planned Phase 1 clinical trial for MPC-3100 and any future trials that we may initiate based on the Phase 1 results;

•	the results of our preclinical studies and testing for our preclinical programs and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of Azixa, MPC-4326, MPC-3100 and any preclinical drug candidates that may progress to clinical trials;

•	the costs of establishing sales and marketing functions and of establishing or contracting for commercial manufacturing capacities if any of our drug candidates is approved;

•	the scope, progress, results and cost of preclinical development, clinical trials and regulatory review of any new drug candidates we may discover or acquire;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the costs, timing and outcome of any litigation against us associated with any of our current or future products;

•	the costs and timing of capital asset purchases as well as the purchase of certain leasehold improvements;

•	our ability to enter into strategic collaborations, licensing or other arrangements favorable to us; and

•	the costs to satisfy our obligations under potential future collaborations.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

The following table represents our consolidated contractual obligations as of June 30, 2008 (in thousands):

	Total	Less than one year	1-3 Years	4-5 Years	More than 5 years
Purchase obligations	$11	$11	$–	$–	$–
Contractual services	7,173	6,428	745	–	–

Total	$7,184	$6,439	$745	$0	$0

Contractual services represent financial commitments for drug development and clinical trial activities that can be terminated at our request. The expected timing of payment for the obligations listed above is estimated based on currently available information. The actual timing and amount of such payments may differ depending on the timing of goods or services received and other factors. The table above only includes payment obligations that are fixed or determinable. The table excludes potential milestone payments we may be required to pay under license agreements in the aggregate of up to $23 million based on the progress of our drug candidates currently in development, as the likelihood and timing of such payments is not yet determinable. The table also excludes royalties payable to third parties based on future sales of any of our drug candidates that may be approved for sale in the future, as the amount, timing, and likelihood of any such payments are unknown.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, revenues, or operating results during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

We maintain an investment portfolio in accordance with our written investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

Our investments consist of securities of various types and maturities of three years or less, with a maximum average maturity of 12 months. These securities are classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair market value with unrealized gains or losses reported as part of accumulated other comprehensive income/loss. Realized gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

The securities held in our investment portfolio are subject to interest rate risk. Changes in interest rates affect the fair market value of the marketable investment securities. After a review of our marketable securities as of June 30, 2008, we have determined that in the event of a hypothetical 10% increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements as a whole.

BUSINESS

Overview

We are a biopharmaceutical company focused on discovering, developing, and commercializing novel small molecule drugs that address severe medical conditions with large potential markets, including cancer and HIV infection. Our pipeline includes clinical and preclinical drug candidates with distinct mechanisms of action and novel chemical structures. The discovery and development of each of our drug candidates has been guided by a unique understanding of the genetic causes of human diseases and the genetic factors that may cause drug side effects, drug interactions, and poor drug metabolism, all of which are the result of capabilities built over ten years while a part of Myriad Genetics. Our extensive experience in human genetics, protein-protein interaction technology and chemical proteomic drug discovery has allowed identification of novel drug targets and accelerated progression from chemical lead compounds to investigational drug candidates.

We currently retain all rights to all of our drug candidates and programs across all geographic markets and therapeutic indications. Our strategy includes establishing our own commercial infrastructure in the United States and clinical development and commercial collaborations in other geographic regions.

Our Drug Candidates

The following table summarizes our most advanced drug candidates currently in clinical or preclinical development:

	Drug Candidate	Disease	Clinical Stage	Status
Oncology	Azixa (MPC-6827) Microtubule Destabilizer	Glioblastoma	Phase 2	Ongoing: results expected by end of 2009

		Metastatic melanoma	Phase 2	Ongoing: results expected by end of 2009

		Anaplastic glioma and glioblastoma	Phase 2	Initiate in 2H 2009

	MPC-3100 Hsp90 Inhibitor	Cancer	Phase 1	Initiate in 2Q 2009

	MPI-443803 Microtubule Destabilizer	Cancer	Preclinical

HIV	MPC-4326 Maturation Inhibitor	HIV Infection	Phase 2b	Initiate in 2H 2009
	MPC-9055 Maturation Inhibitor	HIV Infection	Phase 2a	Pending: backup for MPC-4326
	MPI-461359 Maturation Inhibitor	HIV Infection	Preclinical
	MPI-451936 Fusion Inhibitor	HIV Infection	Preclinical

Our Clinical-Stage Oncology Programs

We currently have two clinical-stage programs in oncology:

•

Azixa. Azixa is our most advanced cancer drug candidate and is being developed for the treatment of advanced primary and metastatic tumors. Azixa is currently in two Phase 2 clinical trials to determine its efficacy in glioblastoma and metastatic melanoma, respectively. We expect to initiate a third Phase 2 trial of Azixa in anaplastic glioma and glioblastoma in the second half of 2009.

•

MPC-3100. MPC-3100 is an Hsp90 inhibitor we are developing for the treatment of cancer. In the second quarter of 2009, we expect to initiate a Phase 1 open-label, dose-finding, multiple-dose clinical trial of MPC-3100 in patients with refractory or relapsed cancers, including solid tumors, lymphomas and leukemias.

Oncology Market Opportunity

The World Health Organization estimates that more than 11 million people are diagnosed with cancer every year worldwide, and seven million people die from the disease annually. The American Cancer Society estimated that approximately 1.4 million people in the United States would be diagnosed with cancer in 2008, and approximately 566,000 people would die from the disease in 2008. According to a 2007 IMS Health report, oncology products are the largest therapeutic class of pharmaceuticals in the world, with global sales of $41.4 billion in 2007.

Azixa: Our Lead Drug Candidate for the Treatment of Cancer

Background

Cancers are diseases characterized by abnormal and uncontrolled cell growth and division, typically leading to tumor formation. As a tumor grows, it can directly disrupt organ function at its site of origin. In addition, cancer cells can also spread to other organs, such as the brain, bones and liver, by a process called metastasis. The growth of metastatic tumors at these new sites can disrupt the function of these other organs. There are many kinds of cancer, but all are characterized by uncontrolled growth of abnormal cells. Cancer tumors cannot grow more than a few millimeters in size, nor can they spread without developing their own network of blood vessels to supply oxygen and nutrients. Anticancer therapies typically consist of drugs which either directly inhibit uncontrolled cell growth and division or restrict oxygen supply to the tumor.

Glioblastoma multiforme, or GBM, and anaplastic gliomas are types of brain tumors and are amongst the most highly vascularized tumors, characterized by abnormal vessel structure and unique vascular cells. This vascular hyperplasia is believed to be essential to the rapid growth of the tumor and may offer an opportunity for treatment by agents that are both able to penetrate the brain and selectively disrupt tumor vasculature. The American Cancer Society estimated the incidence of primary central nervous system, or CNS, tumors in the United States in 2007 as 21,810. GBM and anaplastic gliomas represent approximately 20-25% of primary brain tumors. GBM and anaplastic gliomas are the most common types of malignant CNS tumors, or gliomas, representing approximately 70% of infiltrative gliomas in adults. For GBM prognosis remains poor with median survival estimated to be between 12 to 18 months from the time of diagnosis. Anaplastic gliomas median survival is around 3 years from the time of diagnosis.

The treatment of patients with recurrent primary brain tumors is problematic, as only modestly effective therapeutic modalities are available. These therapies include drugs that kill cancer cells, or cytotoxic agents, radioactive seed implants, stereotactic radiotherapies, immunotherapy or repeat surgery. Responses to chemotherapy regimes are generally palliative, reducing symptoms but not effecting a cure, and of limited duration. Accordingly, there are currently no approved chemotherapy regimes for recurrent malignant primary brain tumors. Stereotactic radiotherapies, such as radiosurgery or implants, benefit a minority of patients due to the large size and infiltrative nature of recurrent malignant gliomas. Additional fractionated external beam irradiation has only a modest effect on the growth of recurrent tumors and often exacerbates neurologic toxicity.

For GBM and anaplastic gliomas, first line treatment is surgical resection followed by radiation and temozolomide. At recurrence, there is less guidance, usually resection if possible, re-irradiation with another systemic chemotherapy or immunotherapy. However, the majority of patients with recurrent anaplastic gliomas or GBM are not candidates for re-operation due to tumor size and location, or poor performance status. Few clinical trials address the issue of recurrent anaplastic gliomas or GBM and the majority of trials have suffered from comparatively small numbers of highly selected patients treated with a particular therapy. New anti-glioma agents are clearly needed.

Melanomas, like GBM, are highly vascularized tumors. There are expected to be approximately 62,000 Americans diagnosed with melanoma this year. Advanced metastatic melanoma is associated with a poor prognosis, and effective treatment options are limited. Patients with stage IV melanoma generally have a median survival of only six to nine months, and a low probability of 10% to 20% for five-year survival. Up to 75% of patients with metastatic melanoma develop brain metastases during the course of their disease. In fact, patients with metastatic melanoma who respond to aggressive systemic therapy often relapse with metastases in the CNS. Once patients develop brain metastases, treatment is palliative. Surgery and radiosurgery can produce effective palliation in selected cases but are usually restricted to patients with solitary CNS lesions. Radiation therapy is the current standard of care for multiple brain metastases and it can improve neurologic symptoms but does not alter disease outcome. Metastatic melanoma is poorly responsive to chemotherapy, with dacarbazine being the most widely used agent for treatment. Temozolomide is not an FDA-approved therapy for melanoma but is sometimes used, as recent studies indicate patients treated with temozolomide experienced an improvement in quality of life without increasing overall survival. However, only 20% of the temozolomide plasma concentration penetrates the blood brain barrier. Novel agents with better brain penetration are needed.

Azixa Overview

Azixa is a novel, small molecule drug candidate that acts as a microtubule destabilizing agent, causing arrest of cell division and programmed cell death, or apoptosis, in cancer cells. Azixa has also been shown to be a vascular disrupting agent, or VDA, in a mouse model of human ovarian cancer. Thus, Azixa has a dual mode of action; it induces apoptosis and acts as a VDA, resulting in tumor cell death. Importantly, in non-clinical studies, Azixa has demonstrated the unique ability to effectively cross the blood-brain barrier and accumulate in the brain. Azixa does not appear to be subject to multiple drug resistance. In 2007, we completed two open-label, dose-escalating, multiple dose Phase 1 clinical trials to investigate the safety, tolerability and pharmacokinetics of Azixa and to observe for any evidence of anti-tumor activity in treatment of a variety of refractory solid tumors with and without brain metastases.

Azixa: Preclinical Development

In vitro mechanism of action studies have shown that Azixa binds to tubulin and destabilizes microtubules, which are cellular structures that play an important role in cell division and proliferation. This leads to inhibition of cell division and apoptosis. However, unlike other tubulin binding drugs, such as vincristine, vinblastine and vinorelbine, and the chemotherapeutic class of drugs known as taxanes, such as paclitaxel and docetaxel, Azixa does not appear to be a substrate for multidrug resistance pumps. The activity of Azixa in multidrug resistant cell lines was similar to its activity in nonresistant cell lines. Azixa has demonstrated potent activity in multiple cancer cell types, including glioma, melanoma, colon cancer, pancreatic cancer, breast cancer and ovarian cancer. In mice, Azixa significantly inhibited the growth of a variety of subcutaneously implanted tumor lines.

Azixa has also been shown to act as a VDA in a mouse model of human ovarian cancer. Thus, Azixa has a dual mode of action; it induces apoptosis and acts as a VDA, resulting in tumor cell death. VDAs have been established to reduce interstitial pressure in the tumor microenvironment which may increase local exposure to cytotoxic chemotherapy. Consistent with this hypothesis, Azixa has been demonstrated to act synergistically with the chemotherapeutic agent carboplatin in this mouse model of ovarian cancer. Accordingly, we believe Azixa has the potential to be used either in combination with cytotoxic chemotherapies or as a single agent.

The distribution of Azixa into the CNS was evaluated in mice and the time to maximum drug concentration was the same in both plasma and brain tissue, indicating that Azixa distributed rapidly into the CNS. Remarkably,

Azixa concentration in the brain was 14 fold that in the plasma. Similar studies were performed in dogs and demonstrated a 30 fold higher concentration in the brain. These data suggest that it is possible to reach therapeutic drug concentrations of Azixa in the CNS with minimal systemic exposure. Based on these results, we tested the anti-tumor activity (tumor growth and survival) of Azixa in a mouse model in which human glioma cells had been implated in the brain. This study showed a statistically significant reduction in tumor burden and a statistically significant increase in survival when compared to vehicle treated mice.

Azixa: Completed Clinical Development

In 2007, we completed two open-label, dose-escalating, multiple dose Phase 1 clinical trials to investigate the safety, tolerability and pharmacokinetics of Azixa and to observe for any evidence of anti-tumor activity in treatment of a variety of refractory solid tumors with and without brain metastases. In these Phase 1 trials, six out of 66 subjects had stable disease ranging from five to 16 months and there was no evidence of CNS toxicities or development of peripheral neuropathies.

Azixa: Ongoing and Planned Clinical Development

In 2008, we initiated recruitment of patients for an open-label, dose finding, multiple-dose Phase 2 clinical trial in subjects with recurring/relapsing GBM. We expect to enroll up to 36 subjects in this trial. Patients with recurrent GBM will receive escalating dose levels of Azixa administered in combination with a fixed dose of carboplatin. Study endpoints include determination of the maximum tolerated dose, dose limiting toxicities, and evaluation of evidence of anti-tumor activity of Azixa when given with carboplatin as judged by response rate and progression-free survival. We expect to release the results of this trial by the end of 2009.

In 2008, we initiated an open-label, dose finding, multiple-dose Phase 2 clinical trial to confirm the safety profile of Azixa in combination with the chemotherapeutic agent temozolomide, the current standard of care for recurrent metastatic melanoma, and to look for evidence of reduced tumor burden and improved survival. We expect to enroll up to 36 subjects in this trial which will explore Azixa’s efficacy in patients with metastatic melanoma with and without CNS metastasis. Patients with metastatic melanoma will receive escalating dose levels of Azixa administered in combination with a fixed dose of temozolomide. Study endpoints include determination of the maximum tolerated dose, dose limiting toxicities, and evaluation of evidence of anti-tumor activity of Azixa when given with temozolomide as judged by response rate and progression-free survival. We expect to release the results of this trial by the end of 2009.

In the ongoing GBM trial, 50% (4 of 8) of evaluable patients have had stable disease or partial response, and in the ongoing melanoma trial, 56% (5 of 9) of evaluable patients have had stable disease or partial response.

In the second half of 2009, we expect to initiate an open-label Phase 2 clinical trial to evaluate Azixa as monotherapy in anaplastic gliomas and glioblastomas. In this planned trial, we currently expect to enroll approximately 84 subjects with first recurrence of GBM or anaplastic glioma. We intend to investigate progression-free survival at six months as a primary endpoint with safety, pharmacokinetic parameters and overall survival as secondary endpoints. Once initiated, we expect this trial to take 12 to 18 months to be completed.

Azixa Safety Summary

In completed and ongoing clinical trials in which a total of 90 subjects have been treated with Azixa, seven serious adverse events have been reported as possibly, probably or definitely related to Azixa: hypersensitivity (two events in one subject); two nonfatal myocardial infarctions (single events in two subjects), elevated troponin levels (one event in one subject); hemorrhage, right frontal lobe (one event in one subject), and CNS cerebrovascular ischemia (one event in one subject). To date, the overall incidence of myocardial infarction is 2.2%, the incidence of cerebrovascular ischemia is 1.1%, the incidence of intracranial hemorrhage is 1.1%, and the incidence of elevated troponin levels is 1.1%.

MPC-3100 for the Treatment of Cancer

Background

Heat shock protein 90, or Hsp90, is a chaperone protein that plays an important role in regulating the activity and function of numerous signaling proteins, or client proteins, that trigger proliferation of cancer cells. Important client proteins in cancer include steroid hormone receptors, protein kinases, mutant p53, and telomerase h-TERT. Hsp90 binds and stabilizes these client proteins and inhibition of Hsp90 leads to degradation of the client proteins important for growth of the cancer.

Early Hsp90 inhibitors have been analogs of the natural product molecule geldanamycin that have demonstrated promising preclinical and clinical proof of concept activity, but have been challenging to develop because of drug related toxicities, including hepatotoxicity, nephrotoxicity and pancreatitis that do not appear to be related to inhibition of Hsp90. Additional limitations to geldanamycin derivatives include poor solubility, metabolic stability and difficulty in administration.

MPC-3100: Development

MPC-3100 is a fully synthetic, orally bioavailable, non-geldanamycin compound that has shown significant and broad preclinical anti-tumor activity in mouse models of human cancers. MPC-3100 has not demonstrated the same hepatic or renal toxicity in vivo as the geldanamycin analogs. MPC-3100 inhibits Hsp90 by binding to the same site as geldanamycin and has displayed potent anticancer activity in several in vitro and in vivo models. MPC-3100 significantly and dose-dependently reduced tumor growth in multiple studies conducted in mice implanted with a variety of human cancer cell lines, including colon, prostate, myeloid leukemia, small cell lung, gastric, breast, and ovarian cancers.

We submitted an investigational new drug application, or IND, for MPC-3100 in the first quarter of 2009 and plan to initiate patient enrollment of a Phase 1 clinical trial in the second quarter of 2009 to investigate the safety and tolerability of MPC-3100, pharmacokinetics, and the potential for anti-tumor activity. This trial is expected to be an open-label, multiple-dose, dose escalation design in up to 40 subjects with refractory or relapsed cancer. Physical examination findings, electrocardiograms, pharmacokinetics, clinical laboratory parameters, and adverse events will be evaluated in subjects at each dose level to assess safety. Disease progression will be evaluated using standard clinical practice guidelines for each patient’s cancer type.

Our Clinical-Stage HIV Programs

We currently have two clinical-stage programs for the treatment of HIV:

•

MPC-4326.  MPC-4326 is a first-in-class small molecule inhibitor of HIV-1 maturation that we are developing for the oral treatment of HIV infection. To date, over 675 subjects, including over 180 HIV-infected patients, have been studied in clinical trials of MPC-4326. Results from these trials have shown MPC-4326 to be well tolerated and have demonstrated significant and clinically relevant reductions in viral load. We expect to initiate a Phase 2b clinical trial of MPC-4326 in treatment-experienced HIV patients in the second half of 2009.

•

MPC-9055.  MPC-9055 is also a small molecule inhibitor of HIV-1 maturation that we are developing for the oral treatment of HIV infection. MPC-9055 is a backup program to MPC-4326 and is ready to begin Phase 2 clinical development

HIV Background and Market Opportunity

Infection by HIV causes a slowly progressive deterioration of the immune system resulting in Acquired Immune Deficiency Syndrome, or AIDS. Approximately 33 million people worldwide are living with HIV. In North America, Central Europe and Western Europe, HIV infects approximately 2.1 million people. Approximately 475,000 patients are currently being treated for HIV with antiretroviral, or ARV, drug therapy in the United States. With new HIV testing mandates from both governmental and academic groups, more people with HIV are expected to seek treatment.

Several major classes of ARV drugs are available for use by patients, including reverse transcriptase inhibitors (NRTIs, NTRTIs, NNRTIs), protease inhibitors, a fusion inhibitor (enfuvirtide), a integrase inhibitor (raltegravir) and a CCR5 antagonist (maraviroc). Up to 85% of treated patients harbor at least some drug-resistant HIV strains, as do up to approximately 25% of newly diagnosed patients, making drug resistance a major problem in the treatment of HIV. As a result, patient treatment regimens must include the use of at least three drugs in combination and may require frequent readjustment. HIV drug treatment regimens can include multiple drugs from the same class, and increasingly include drugs available as co-formulations or fixed dosage combinations. Some recent data suggests that as many as one third of patients change their HIV treatment regimen each year, a manifestation of this treatment resistance in patients. These treatment changes, coupled with approximately 25,000 patients who start treatment each year, result in opportunities for new products to be incorporated into the new treatment regimens.

In 2005, worldwide sales for NRTIs and NRTI co-formulations totaled approximately $4.3 billion. In 2005, worldwide sales for NNRTIs and protease inhibitors totaled approximately $1.0 billion and $2.2 billion, respectively. A recent Datamonitor report estimates that the HIV drug market will be worth over $10 billion globally by the year 2015, owing largely to the launch of new classes of drugs.

Because the most important problem in treating HIV is the emergence of viral strains that are resistant to currently approved drugs, our proprietary discovery technologies focus on novel targets in the virus life cycle, including virus maturation and virus fusion. Our primary aim is to develop small molecule oral drugs that treat HIV by addressing these novel targets. By focusing on novel classes of ARVs, we aim to meet the growing unmet need caused by resistance development to current classes of ARVs.

MPC-4326 for the Treatment of HIV

MPC-4326 is a first-in-class, small molecule inhibitor of HIV-1 maturation we are developing for the oral treatment of HIV infection that we acquired from Panacos Pharmaceuticals, Inc. in January 2009. MPC-4326 has demonstrated potent activity against a broad range of HIV strains, and laboratory studies have shown MPC-4326 to be an inhibitor of HIV isolates that are resistant to a large range of currently approved HIV drugs. Over 675 subjects, including over 180 HIV-infected subjects, have been studied in clinical trials of MPC-4326. Results from these trials have shown MPC-4326 to be well tolerated and have demonstrated significant and clinically relevant reductions in viral load in a subset of HIV-infected patients representing approximately 60-70% of HIV-infected patients, who can be identified by a simple, rapid and inexpensive assay of the HIV virus. In a Phase 2 clinical trial completed in 2008, MPC-4326 met its primary objective by demonstrating drug plasma levels in HIV-positive subjects to be in a target range for virologic reduction. In addition, MPC-4326’s safety profile was comparable to earlier studies where it had been indistinguishable from placebo. We expect to initiate a Phase 2b trial of MPC-4326 in the second half of 2009.

MPC-4326: Preclinical Development

MPC-4326 is the first of a class of ARV drugs which inhibit HIV-1 replication by interfering with the maturation of the HIV-1 virus. Specifically, MPC-4326 interferes with a late step in the processing of the HIV-1 Gag protein. This inhibition leads to formation of noninfectious, immature virus particles, thus preventing subsequent rounds of HIV infection. As expected for a novel mechanism of action, MPC-4326 retains inhibitory activity against HIV-1 isolates resistant to the four classes of currently approved drugs commonly used by HIV-infected patients: NRTIs, NNRTIs, protease inhibitors and fusion inhibitors. As a corollary to this, isolates resistant to MPC-4326 have been shown to be fully sensitive to all classes of approved anti-HIV drugs. No cross-resistance has been observed. In addition, in vitro combination activity studies have demonstrated that MPC-4326 was synergistic when combined with most approved anti-HIV drugs that have been tested.

MPC-4326: Completed Phase 2 Clinical Trials

A Phase 2 clinical trial of MPC-4326 in HIV patients met its primary endpoint by demonstrating a statistically significant reduction in the viral load compared to placebo. This trial was a randomized, double-blind, placebo-controlled Phase 2 trial conducted in the United States. MPC-4326 at one of four doses (25 mg, 50 mg,

100 mg or 200 mg) or placebo (six to eight subjects per group) was administered orally in a liquid formulation once daily for 10 days to HIV-positive subjects who were not on other ARV therapy during the trial and for at least the previous 12 weeks. The primary endpoint was viral load reduction on day 11. Secondary endpoints included safety, tolerability and pharmacokinetics.

At the 50 mg, 100 mg and 200 mg doses, MPC-4326 treatment for ten days resulted in statistically significant reductions in viral load compared to placebo, with decreases of up to 98%, in individual subjects. The magnitude of viral load reduction increased with increasing MPC-4326 dose, and reduction in viral load compared to placebo was seen in both treatment-naive and in treatment-experienced subjects, confirming the potent antiviral activity of MPC-4326. In this trial, all doses were well tolerated with no Grade 3 or 4 treatment-related laboratory abnormalities. All adverse events were of mild to moderate intensity and no dose-limiting toxicity was identified. One serious adverse event was considered to be possibly drug related. It involved a subject with a 5-year history of hypertension and recent poor medication compliance who exhibited transient findings of a type of stroke which is a known complication of hypertension. This event resolved without consequences.

A second Phase 2 clinical trial of MPC-4326 was conducted at multiple clinical sites in the United States. In this trial, initially using a 50 mg tablet formulation, MPC-4326 was administered to 46 HIV-positive subjects in combination with approved HIV drugs. Subjects failing standard of care therapies were enrolled in this trial and received either placebo or MPC-4326 at one of several doses. The primary efficacy endpoint of the trial was viral load reduction after two weeks of MPC-4326 dosing on top of subjects’ background drug regimens. Additional endpoints of this trial were safety after two weeks and, for the first (tablet) cohort only, safety and viral load reduction after an additional ten weeks of dosing on top of optimized background therapy.

Due to stability problems with the 50 mg tablet, the protocol was revised to allow dosing with the liquid formulation. Consistent with earlier data from trials in healthy volunteers, there were generally proportional increases in plasma concentration associated with increased MPC-4326 doses. The MPC-4326 trough concentration, also referred to as Cmin (the blood level 24 hours after dosing), that appears to be associated with a virologic response is 20 µg/mL, a mean threshold that was achieved in a substantial majority of subjects in this clinical trial.

The efficacy data from this trial suggest that there are two populations of subjects, responders and non-responders. Statistically significant differences between responders and non-responders exist for certain changes, or polymorphisms, in the viral DNA sequences encoding the Gag protein, or viral genotype, which is the molecular target of MPC-4326. Responders generally have none of these polymorphisms in Gag, while non-responders generally have at least one polymorphism. Of the subjects who received active MPC-4326 treatment, 34% had more than a 90% viral load reduction at day 15. Of those subjects who had a Cmin of at least 20 µg/mL and had no Gag polymorphisms, 77% had at least a 90% viral load reduction at day 15. We anticipate that future clinical trials of MPC-4326 will enroll patients having a Gag genotype correlated with a positive drug response. The most commonly reported adverse events for subjects receiving MPC-4326 were diarrhea, nausea, headache, abnormal dreams, and dizziness.

Ongoing MPC-4326 Clinical Trials

An ongoing Phase 2 clinical trial conducted in Australia was designed to evaluate the safety, pharmacokinetics and ARV activity of 200 mg twice daily or 300 mg twice daily doses of MPC-4326 administered as monotherapy to 32 HIV-positive patients for 14 days. Patients were stratified on the basis of prior ARV therapy use; 26 patients were treatment-naïve and six were treatment-experienced patients. All patients were treated exclusively with MPC-4326 for 14 days; no placebo was used. Treatment-experienced patients discontinued their ARV therapy regimen at least three days prior to the start of MPC-4326 treatment. At the end of the 14 day treatment period, six patients continued treatment in an open-label extension study.

Consistent with other trials in both healthy volunteer subjects and in HIV-positive patients, the rate and type of treatment emergent adverse events was primarily gastrointestinal or CNS related and judged to be of mild intensity. There were no serious adverse events, no treatment related discontinuations and no deaths reported. All patients, regardless of dose, had MPC-4326 plasma concentrations in excess of the previously identified target levels required for treatment response. Confirming observations made in previous trials, there were two populations of subjects with respect to viral load reduction, responders and non-responders, with statistically significant differences between responders and non-responders for certain polymorphisms in the viral DNA sequences encoding the Gag protein. Four subjects continue to be treated in the ongoing open-label extension study and have maintained greater than 99% viral load reduction for at least six months.

There are two ongoing drug interaction Phase 1 clinical trials of MPC-4326. The first trial is evaluating the effect of MPC-4326 on the pharmacokinetics of raltegravir and tolbutamide. The second trial is evaluating the effects of darunavir, tipranavir and rifampin on the pharmacokinetics of MPC 4326.

MPC-4326 Safety Summary

Through the end of 2008, a total of 678 people in 16 trials had been exposed to MPC-4326. The duration of exposure ranged from single doses for healthy volunteer subjects and HIV-positive patients participating in Phase 1 trials and up to 30 weeks for three patients in the most recent Phase 2 trial. Of the 678 people given MPC-4326, 493, or 72.7%, were HIV-negative healthy volunteers and 185, or 27.3%, were HIV-positive patients.

Across all trials conducted, there have been no deaths in subjects treated with MPC-4326 and only one treatment-related serious adverse event in an HIV-positive patient. The frequency and type of adverse events for subjects taking MPC-4326 have been similar to the frequency and type of adverse events for subjects receiving placebo. In the largest clinical trial to date, with 14 days dosing in HIV-infected subjects that used doses from 250 mg once daily to 400 mg once daily, the most commonly reported adverse events for subjects receiving MPC-4326 are set forth in the table below:

Treatment-Emergent Adverse Events

	Placebo	MPC-4326
Total patients	13	75
Patients with any adverse event	11 (84.6%)	63 (84%)
GI disorders:
Diarrhea	5 (38.5)	14 (18.7)
Nausea	2 (15.4)	13 (17.3)
Flatulence	1 (7.7)	2 (2.7)
Nervous system disorders:
Headache	4 (30.8)	10 (13.3)
Dizziness	1 (7.7)	3 (4.0)
Infections and infestations:
Upper resp. tract infection	1 (7.7)	1 (1.3)
Body tinea	1 (7.7)	0
Influenza	1 (7.7)	0
Urinary tract infection	1 (7.7)	0
Psychiatric disorders:
Abnormal dreams	0	5 (6.7)

Across all healthy volunteer and HIV trials, MPC-4326 has been generally well tolerated. The most common adverse events observed were diarrhea, nausea, headache and dizziness. There was no dose-response relationship between the severity or the frequency of adverse events in subjects treated with MPC-4326. The majority of treatment-emergent adverse events were mild in intensity. In addition, there were no clinically relevant differences in the type of laboratory abnormalities in subjects who received MPC-4326 as compared with subjects who received placebo. Across all trials, there was no dose-response relationship observed between either the severity or the frequency of these laboratory abnormalities in subjects treated with MPC-4326.

MPC-4326: Other Completed Trials

MPC-4326 has been evaluated in a number of single and multi-dose Phase 1 clinical trials to evaluate safety, pharmacokinetics and oral bioavailability. In these trials, MPC-4326 was well tolerated, with good oral bioavailability and favorable pharmacokinetics, including a long half life of approximately 60 hours.

MPC-4326 has also been evaluated in two drug interaction Phase 1 clinical trials in order to study the possible effects of co-administration of the drug with ritonavir or atazanavir, which are commonly prescribed for the treatment of HIV. Based on these trials, it is unlikely that either atazanavir or ritonavir will have any clinically relevant impact on MPC-4326 plasma concentrations and, conversely, it is unlikely that MPC-4326 will have any clinically relevant impact on either atazanavir or ritonavir plasma concentrations.

MPC-4326: Planned Clinical Development

We expect to initiate a Phase 2b clinical trial of MPC-4326 in treatment-experienced HIV patients in the second half of 2009. The trial is designed to evaluate the safety and efficacy of MPC-4326 in HIV-infected patients that are failing their current HIV drug regimen and to allow us to determine the dose and study design for additional pivotal trials. This trial will enroll approximately 300 patients having a Gag genotype correlated with a positive drug response. We expect this trial to take 12-18 months to complete.

MPC-9055 for the Treatment of HIV

MPC-9055 is also an oral, small molecule inhibitor of HIV-1 maturation that we are developing as a backup drug candidate for MPC-4326. MPC-9055 has demonstrated increased potency over MPC-4326 using in vitro viral replication assays but is not as advanced in clinical development. In 2008, we completed a Phase 1 clinical trial of MPC-9055 to assess the safety, tolerability and pharmacokinetic parameters of MPC-9055 in healthy volunteers. The overall safety profile was favorable and the observed pharmacokinetic profile supports continued development. MPC-9055 is a backup program to MPC-4326 that has successfully completed a Phase 1 clinical trial and is ready to begin Phase 2 clinical development.

MPC-9055: Preclinical Development

MPC-9055 is another ARV drug candidate in our pipeline which inhibits HIV-1 replication by inhibiting maturation of the HIV-1 virus. MPC-9055 acts in a similar manner to MPC-4326 by interfering with Gag-protein processing, leading to formation of noninfectious, immature virus particles, thus preventing subsequent rounds of HIV infection. Like MPC-4326, MPC-9055 retains inhibitory activity against HIV-1 isolates resistant to the four classes of currently approved drugs commonly used by HIV-infected patients, and isolates resistant to MPC-9055 have been shown to be fully sensitive to all classes of approved anti-HIV drugs. No cross-resistance has been observed.

MPC-9055: Completed Phase 1 Clinical Trial

In 2008, we completed a Phase 1 clinical trial of MPC-9055 in healthy volunteers. This trial was a single oral dose, double blind, placebo controlled, sequential escalating design study to evaluate the safety, tolerability and pharmacokinetic parameters of MPC-9055 under fasted and fed conditions. The fasted dose levels were 1, 2, 4, 8, 16, 32 and 48 mg/kg. The fed dose levels were 8 mg/kg (high fat) and 16 mg/kg (low fat). An additional cohort of eight subjects was enrolled to assess the relative bioavailability of an oral tablet formulation. Safety measurements included physical exams, electrocardiograms, vital signs, laboratory parameters, and adverse event monitoring. Pharmacokinetic parameters were summarized and dose-proportionality was assessed using a log-log model.

In this trial, a total of 63 subjects received active drug and 20 received placebo. No serious adverse events or clinically significant laboratory trends or electrocardiogram changes were observed. Overall, 30% of subjects who received active treatment experienced at least one treatment emergent adverse event compared to 15% who received placebo. The most common adverse events in the active treatment groups were nausea, diarrhea, and lightheadedness. All adverse events were of mild intensity with the exception of one adverse event of moderate intensity diarrhea. The half life of MPC-9055 was greater than 24 hours. When administered with food the oral absorption of MPC-9055 increased approximately two-fold.

MPC-9055: Planned Clinical Development

Additional Phase 1 trials, such as multiple dose studies in healthy volunteers or subjects with HIV and drug:drug interaction studies, may be conducted to assess safety and pharmacokinetics of multiple doses, concurrent therapies, or effects of age, gender, renal function, hepatic function and food intake.

Based on the completed Phase 1 trial of MPC-9055, the overall safety profile appears favorable and the observed pharmacokinetic profile supports continued development. MPC-9055 is a backup program to MPC-4326 and is ready to begin Phase 2 clinical development.

Our Preclinical Programs

Our proprietary research is focused on two broad disease areas: oncology and HIV. Within each disease area, we are investigating a number of potential drug targets as well as screening potential drug candidates against novel intracellular targets and optimizing those leads that appear to have the greatest potential. Our most advanced preclinical drug candidates are:

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MPI-443803.  MPI-443803 is an orally available, brain penetrant, microtubule destabilizing agent we are developing for the treatment of cancer. MPI-443803 was developed in an extensive medicinal chemistry effort to produce an orally bioavailable analogue of Azixa. Like Azixa, MPI-443803 is a potent inducer of apoptosis that prevents the polymerization of tubulin into microtubules. In preclinical studies, MPI-443803 has shown pro-apoptotic activity in multiple cancer types including pancreatic, breast, colorectal, non-small cell lung, melanoma, ovarian and leukemia. MPI-443803 has demonstrated excellent oral bioavailability and crosses the blood brain barrier and distributes rapidly into the CNS. We believe that MPI-443803 may be a promising candidate for development as an oral alternative to Azixa.

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MPI-461359.  MPI-461359 is a potent, orally available maturation inhibitor we are developing for the treatment of HIV. MPI-461359 was discovered in a medicinal chemistry program as a potent, broad acting small molecule inhibitor of HIV-1 maturation. Preclinical assays demonstrate that MPI-461359 works late in the viral life cycle and has a novel mechanism of action and is believed to target the last step in Gag processing. Pharmacokinetic studies in rodents demonstrate that MPI-461359 is highly orally available. Based upon this efficacy profile, novel mechanism of action and pharmacokinetic properties, we believe MPI-461359 has potential as a promising new HIV therapeutic.

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MPI-451936.  MPI-451936 is a potent, small molecule fusion inhibitor we are developing for the treatment of HIV. Antiviral replication assays in human white blood cells were used to determine the potency, range of action and activity of MPI-451936 against clinical isolates. Low nanomolar antiviral activity against laboratory strains of HIV was also observed in several types of in vitro HIV assays and confirmed that the antiviral activity of MPI-451936 occurs in the early stages of the viral life cycle. Selection for resistant viral forms in vitro and subsequent sequence analysis further confirmed an anti-fusion mechanism of action. Pharmacokinetic studies in rodents demonstrate that MPI-451936 is absorbed by several routes of administration. The in vitro efficacy profile and novel mechanism of action make MPI-451936 an attractive preclinical development agent for the treatment of HIV-1 infection.

Our Drug Discovery Capabilities

Our drug discovery capabilities embody our ten years of experience as a research and development unit within Myriad Genetics. This experience includes a deep understanding of human genetics, the genetic causes of human diseases and the genetic factors that may cause drug side effects, drug interactions, and poor drug pharmacokinetics. In addition, we have developed two technologies which we believe provide us with a competitive advantage over other biopharmaceutical companies. The first is called ProNet, which is both an automated, high throughput technology to identify protein-protein interactions and an extensive database of those interactions. The second technology is chemical proteomics which allows the identification of proteins which bind to a small molecule compound. These two technologies allow us to identify novel drug targets and improve the selectivity of our drug candidates thus increasing the efficiency of our drug discovery programs and allowing us to move rapidly from initial compound identification to preclinical candidate. Our discovery process employs early evaluation of the ADMET (Absorption, Distribution, Metabolism, Excretion, and Toxicity) characteristics of compounds in order to eliminate poor candidates and improve the efficiency and success rate of preclinical candidate selection. We are focused on cancer and HIV because these are diseases with a high unmet medical need. We believe that our drug discovery capability and proven success rate will continue to provide a pipeline of unique compounds. Depending upon the availability of our development resources, our preclinical candidates may be added to our own internal clinical pipeline, or out-licensed to other pharmaceutical or biotechnology companies for clinical development and commercialization.

Our internal drug discovery operation includes 39 biologists, 32 chemists, nine ADMET specialists and eight in-vivo pharmacologists and has a significant track record of success. Out of seven lead optimization projects completed to date, five projects have produced a total of eight compounds of which five entered preclinical development. Furthermore, four of those advanced to clinical development and three remain in active clinical programs. When we consider all 24 novel drug targets for which we have conducted any sustained chemistry, we believe that our project success rate for the delivery of novel compounds for clinical testing is over five times the 3% industry wide average reported in Drug Discovery Today.

We are currently focused on several lead optimization projects that involve targets for cancer. We are keenly interested in novel kinase targets, based on the abundance of protein kinase oncogenes, on the validation of the kinase class as targets for cancer and the remarkable success rate of kinase inhibitors in the clinic. Our most advanced lead optimization project targets TTK, a protein kinase that is essential for cell division. We have identified highly selective TTK inhibitors. We expect to identify an additional compound for preclinical development before the end of 2009.

Our drug discovery group also has strong capabilities in chemical proteomics and in the analysis of protein-protein interactions. These two technologies are used for novel target discovery and to support lead characterization in projects. Our chemical proteomics technology involves linking compounds of interest to beads, isolating proteins from cells or tissue using these bead-linked compounds, and identifying the bound proteins using liquid chromatography and mass spectrometry. This technology has allowed us to identify targets for compounds that have interesting characteristics, such as potent cytotoxicity in cancer cells, but for which the targets have not been previously identified. One of our four current lead optimization projects is derived from such work. This technology also offers a powerful method for investigating selectivity of lead compounds in all projects. Our TTK project is a specific example in which compounds with TTK inhibitory activity were found to also bind to other kinases. Subsequently, we were able to incorporate these kinases into our routine screening methods thus improving compound selectivity through chemical optimization.

We believe that our drug discovery capability and proven success rate working with novel targets will continue to provide a pipeline of unique and patentable compounds. Depending upon the availability of our development resources, these compounds may be added to our own internal preclinical pipeline, or out-licensed to other pharmaceutical companies for development and commercialization.

Our Research Services Capabilities

Because virtually all cellular processes are controlled by proteins, knowledge of specific protein interactions and the functions of the interacting proteins can be extremely valuable in the identification of novel drug targets for therapeutic development. We have developed and maintain ProNet, an extensive proprietary database of protein-protein interactions which encompasses interactions between approximately 10 million protein fragments constructed from a variety of organ tissues including heart, brain, kidney, liver, breast and prostate. We offer access to ProNet on a subscription basis to third parties to examine protein interactions related to a specific disease or disease pathway. In addition, we continue to develop the ProNet database and related yeast-two-hybrid systems for potential commercial partners through contract services which include, sub-database creation and search, custom library development and assay development.

Our research services group has had several successful collaborations with public and private institutions and companies and through these collaborations we have continued to increase the size and scope of our database, while refining its assay technology. Prior collaborations with pharmaceutical and technology companies such as Pharmacia Corporation, Bayer Group, F. Hoffman-La Roche Ltd. and Hitachi Ltd. have focused on numerous therapeutic areas, including diabetes, Alzheimer’s disease, obesity, cardiovascular disease and transcription factors. Internally, additional work has been done in the areas of carcinogenesis, virology and Alzheimer’s disease, adding several thousand interactions to our proprietary database. Most recently, pursuant to contracts with the National Institutes of Health and the Department of Biodefense we have improved the efficiency and cost-effectiveness of ProNet. We have expanded our research services to include proprietary drug discovery assay technology and expect to generate company revenue via further drug discovery and ProNet collaborations with industry and government agencies.

Our Strategy

Our strategy is to develop and commercialize novel small molecule drugs that address severe medical conditions with large markets, including cancer and HIV infection. The key elements of our strategy include:

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Advance the clinical development of our current drug candidates.  We plan to advance drug candidates based on the results of preclinical and clinical testing and assessment of market potential. Specifically, we intend to continue Phase 2 development of Azixa, and, if supported by favorable data, we intend to initiate pivotal Phase 3 clinical trials. We expect to initiate a Phase 2b clinical trial of MPC-4326 in treatment-experienced HIV-infected patients in the second half of 2009. We also expect to initiate a Phase 1 open-label, dose-finding, multiple-dose clinical trial of MPC-3100 in patients with refractory or relapsed cancers, including solid tumors, lymphomas and leukemias in the second quarter of 2009. We believe that these three products have a combined market potential in excess of $2 billion in worldwide sales.

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Establish a commercial infrastructure.  Our drug candidates target large markets primarily treated by specialist physicians. Where we elect to complete development, we may pursue commercialization ourselves for specialized markets and/or commercialize these drug candidates through partnering or licensing arrangements. Our oncology drug candidates, Azixa and MPC-3100, would be prescribed in the United States primarily by oncologists, allowing us to market these products with a relatively small sales force. Similarly, our HIV drug candidate, MPC-4326, would be prescribed primarily by a relatively small number of specialist physicians. This strategy of developing our own specialty market commercial infrastructure in the United States may allow us to maximize the financial returns from and retain control of our lead drug candidates and subsequent products that we develop.

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Selectively and strategically establish collaborative relationships to enhance the overall value of our programs.  At present, we retain all rights to all of our drug candidates and programs across all geographic markets and therapeutic indications. For certain drug candidates and programs, we may in the future, establish research, development and/or commercial collaborations with other companies in order to maximize the value of those programs through enhanced scientific capabilities and commercial and financial resources.

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Accelerate our path to marketed pharmaceutical products through in-licensing or acquisition.  We may acquire or in-license drugs or drug candidates in order to accelerate our path to marketed pharmaceutical products, reduce risk and increase near-term revenues. We may consider mergers or acquisitions to accomplish these objectives although we have no current plans for any such transactions.

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Continue to leverage our cancer and HIV drug discovery and development capabilities.  The discovery and development of each of our drug candidates has been guided by a unique understanding of the genetic causes of human diseases, the genetic factors that may cause drug side effects, drug interactions and poor drug metabolism, all of which are the result of capabilities built over ten years while a part of Myriad Genetics. We plan to leverage our extensive experience in drug discovery and development in oncology and HIV infection by continuing our small molecule discovery platform and expanding our pipeline of drug candidates in these therapeutic areas.

Intellectual Property

Our success will depend in part on our ability to obtain and maintain proprietary protection for our drug candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

We intend to seek patent protection in the United States and major foreign jurisdictions for drug compounds, pharmaceutical compositions and dosage forms, therapeutic and prophylactic methods, theranostic methods, processes of manufacturing, and other inventions which we believe are patentable and where we believe our interests would be best served by seeking patent protection. We also rely upon trade secret rights to protect certain other technologies which may be used in discovering, characterizing, and manufacturing new therapeutic products. However, any such patents may not issue, and the breadth or the degree of protection of any claims of such patents may not afford us with significant protection. To further protect our trade secrets and other proprietary information, we require that our employees and consultants enter into confidentiality and invention assignment agreements. However, those confidentiality and invention assignment agreements may not provide us with adequate protection.

We own or have licensed rights to over 30 issued patents and over 200 patent applications in the United States and foreign countries. However, any patent applications which we have filed or will file or to which we have licensed or will license rights may not issue, and patents that do issue may not contain commercially valuable claims. In addition, any patents issued to us or our licensors may not afford meaningful protection for our products or technology, or may be subsequently circumvented, invalidated or narrowed, or found unenforceable. Our processes and potential products may also conflict with patents which have been or may be granted to competitors, academic institutions or others. As the pharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to interferences filed by others in the U.S. Patent and Trademark Office, or to claims of patent infringement by other companies, institutions or individuals. These entities or persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the related product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to cease the infringing activity or obtain a license in order to continue to manufacture or market the relevant product or process. We may not prevail in any such action and any license required under any such patent may not be made available on acceptable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our technologies or potential products could have a materially adverse effect on our business.

We also rely upon unpatented proprietary technology, and in the future may determine in some cases that our interests would be better served by reliance on trade secrets or confidentiality agreements rather than patents or licenses. We may not be able to protect our rights to such unpatented proprietary technology and others may independently develop substantially equivalent technologies. If we are unable to obtain strong proprietary rights to our processes or products after obtaining regulatory clearance, competitors may be able to market competing processes and products.

Others may obtain patents having claims which cover aspects of our products or processes which are necessary for, or useful to, the development, use or manufacture of our services or products. Should any other group obtain patent protection with respect to our discoveries, our commercialization of potential therapeutic products and methods could be limited or prohibited.

Material Licenses

The rights to certain of our patents and technologies have been acquired through license agreements with other corporations or academic institutions. The license agreements that we consider of particular importance to our business are summarized below.

License Agreement with EpiCept Corporation

In November 2003, we entered into a license agreement with Maxim Pharmaceuticals, Inc. and Cytovia, Inc. All licensed rights of Maxim and Cytovia were subsequently acquired by EpiCept Corporation, and we refer to Maxim, Cytovia and EpiCept collectively herein as EpiCept. Pursuant to this license agreement, we hold an exclusive, worldwide right to utilize certain intellectual property rights of EpiCept, including patents, patent applications and know-how that relate to Azixa, in the development and commercialization of products for the treatment or prevention of any disease or disorder. We have the right to grant sublicenses of licensed rights.

We are obligated to pay EpiCept a royalty on net sales of products subject to the license, which royalties may be reduced by up to 50% if we are obligated to pay a royalty to a third party in order to make, use or sell such products, subject to a maximum reduction amount. The license agreement also provides for milestone payments based on the occurrence of specified product development related events, and payment of a percentage of certain income received from sublicensees. We are obliged to use commercially reasonable efforts to develop and commercialize licensed products in major markets, failing which, our rights in a major market could end. The license agreement ends on the later of ten years after the date of the first commercial sale of a licensed product or the expiration of EpiCept patent rights covered by the license agreement. These rights are presently not expected to expire until July 2024, based on the last patent issued to date.

We are responsible for filing, prosecuting and maintaining the licensed patent rights, and we bear the majority of costs related to those activities. We have the right, but not the obligation, to enforce the patent rights against infringement. We are obligated to indemnify EpiCept against any liabilities resulting from our utilization of the licensed patent rights and manufacture and commercialization of licensed products.

License Agreement with University of North Carolina

In January 2009, we entered into a transaction with Panacos Pharmaceuticals, Inc. and the University of North Carolina, or UNC, through which we were assigned Panacos’ interest in certain intellectual property rights, including certain know-how and patents that relate to MPC-4326, and licensed the interests of UNC in that intellectual property. Our rights under the license include exclusive rights under licensed patents on a world-wide basis, and include the right to grant sublicenses.

Under this license agreement we will pay UNC a royalty based on net sales of licensed products, which royalties may be reduced by up to 50% if we are obligated to pay a royalty to a third party in order to make, use or sell such products, subject to a maximum reduction amount. We are also obliged to pay to UNC a specified share of sublicensing fees we receive under sublicenses that we grant. The license agreement also provides for milestone payments based on the occurrence of specified development and commercialization events. We are obliged to use commercially reasonable efforts to develop and commercialize a licensed product either directly or through a sublicensee. UNC has the right to terminate the license agreement if we fail to achieve specific development and commercialization milestones within a specified timeframe, although we may postpone those milestone dates for successive one year periods by making additional payments to UNC. We may terminate the license agreement on thirty days’ notice. If it is not sooner terminated, the license agreement ends on the expiration of the last to expire of the licensed patents, which presently is anticipated in June 2015, based on the last patent issued to date.

We are responsible for filing, prosecuting and maintaining the licensed patent rights, and we bear all costs related to those activities. We have the right, but not the obligation, to enforce the patent rights against infringement. We are obligated to indemnify UNC against any liabilities resulting from our utilization of the licensed rights.

Manufacturing and Supply

We currently rely on contract manufacturers to produce drug substances and drug products required for our clinical trials under current good manufacturing practices, with oversight by our internal managers. We plan to continue to rely upon contract manufacturers or possibly collaboration partners to manufacture commercial quantities of our drug candidates if and when approved for marketing by the FDA. We currently rely on a single manufacturer for the preclinical or clinical supplies of each of our drug candidates and do not currently have relationships for redundant supply or a second source for any of our drug candidates. We believe that there are alternate sources of supply that can satisfy our clinical trial requirements without significant delay or material additional costs.

Sales and Marketing

We may establish our own sales and marketing capabilities if and when we obtain regulatory approval of our drug candidates. Patients in the markets for our drug candidates are largely managed by medical specialists in the areas of oncology and infectious diseases. Historically, companies have experienced substantial commercial success through the deployment of specialized sales forces which can address a majority of key prescribers. Therefore, we may utilize a specialized sales force in the United States for the sales and marketing of drug candidates that we may successfully develop. We currently have no marketing, sales or distribution capabilities. In order to participate in the commercialization of any of our drugs, we must develop these capabilities on our own or in collaboration with third parties. We may also choose to hire a third party to provide sales personnel instead of developing our own staff. Outside of the United States, and in situations or markets where a more favorable return may be realized through licensing commercial rights to a third party, we may license a portion or all of our commercial rights in a territory to a third party in exchange for one or more of the following: up-front payments, research funding, development funding, milestone payments and royalties on drug sales.

Competition

The development and commercialization of new drugs is highly competitive. We will face competition with respect to all drug candidates we may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key factors affecting the success of any approved product will be its efficacy, safety profile, drug interactions, method of administration, pricing, reimbursement and level of promotional activity relative to those of competing drugs. If approved, we would expect our clinical-stage drug candidates, Azixa, MPC-3100 and MPC-4326 to compete with approved drugs and drug candidates currently under development, including the following:

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Azixa. If approved, we would expect Azixa to compete with multiple vascular disrupting agents in clinical development as well as numerous treatments for glioblastoma in development, including approved products temozolomide and Gliodel wafers, and treatments for metastatic melanoma currently approved or in clinical development.

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MPC-3100. If approved, we would expect MPC-3100 to compete with natural product derived, geldanamycin-based analogs and non-geldanamycin, small molecule inhibitors of Hsp90 currently in clinical development as well as other cancer treatments currently approved or in clinical development.

•	MPC-4326. If approved, we would expect MPC-4326 to compete with all the approved classes of ARV drugs for the treatment of HIV-infected patients and others in development.

Many of our potential competitors have substantially greater financial, technical, and personnel resources than us. In addition, many of these competitors have significantly greater commercial infrastructures. Our ability to compete successfully will depend largely on our ability to leverage our collective experience in drug discovery, development and commercialization to:

•	discover and develop medicines that are differentiated from other products in the market;

•	obtain patent and/or proprietary protection for our medicines and technologies;

•	obtain required regulatory approvals;

•	commercialize our drugs, if approved; and

•	attract and retain high-quality research, development, and commercial personnel.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include:

•	the FDA’s refusal to approve pending applications;

•	license suspension or revocation;

•	withdrawal of an approval;

•	a clinical hold;

•	warning letters;

•	product recalls;

•	product seizures;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, civil penalties or criminal prosecution.

Any agency or judicial enforcement action could have a material adverse effect on us. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests according to Good Laboratory Practices;

•	submission of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical or nonclinical testing may continue even after the IND is submitted. In addition to including the results of the preclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, specifically places the sponsor on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Each new clinical protocol must be submitted to the FDA as part of the IND. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects or patients with the disease and tested for safety, dosage tolerance, pharmacokinetics, pharmacodynamics, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. In addition, an IRB can suspend or terminate approval of a clinical trial at its institutions for several reasons, including if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given an opportunity to meet with the FDA at certain points. These points are prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at an end of Phase 2 meeting with the FDA, a sponsor may be able to request a special protocol assessment, the purpose of which is to reach agreement with the FDA on the design of the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim. If such an agreement is reached, it will be documented and made part of the administrative record, and it will be binding on the FDA unless public health concerns unrecognized at the time of protocol assessment are evident, and may not be changed except under a few specific circumstances.

On occasion, the FDA may suggest or the sponsor of a clinical trial may decide to use an independent data monitoring committee, or DMC, to provide advice regarding the continuing safety of trial subjects and the continuing validity and scientific merit of a trial. In 2006, the FDA published a final Guidance for Clinical Trial Sponsors on the Establishment and Operation of Clinical Trial Data Monitoring Committees in which it describes the types of situations in which the use of a DMC is appropriate and suggests how a DMC should be established and operate. DMCs evaluate data that may not be available to the sponsor during the course of the study to perform interim monitoring of clinical trials for safety and/or effectiveness and consider the impact of external information on the trial. They often make recommendations to the sponsor regarding the future conduct of the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and the manufacturer must develop methods for testing the quality, purity and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life.

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, results of chemical studies and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory authorities typically takes at least several years and the actual time required may vary substantially, based upon, among other things, the indication and the type, complexity and novelty of the product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial application of the product. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any drug candidate could substantially harm our business and cause our stock price to drop significantly. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, we cannot be sure that the FDA will not later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Drugs that receive an accelerated approval may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our drugs, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease.

Pediatric Exclusivity

Section 505A of the FDCA, as amended by the FDA Amendments Act of 2007, permits certain drugs to obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA, or a Written Request, relating to the use of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

We have not requested or received a Written Request for such pediatric studies, although we may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements. The FDA may not issue a Written Request for such studies or accept the reports of the studies.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	drug sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

•	complying with certain electronic records and signature requirements; and

•	complying with FDA promotion and advertising requirements.

Drug manufacturers and their subcontractors are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders, or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

As in the United States, we may apply for designation of a product as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our drug candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress has periodically considered legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate any policies for public or private payors, it is not clear what if any effect the research will have on the sales of our drug candidates if any such drug candidate or the condition that it is intended to treat is the subject of a study. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of the drug candidate and have a material adverse effect on our sales, results of operations and financial condition.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our drug candidates.

Employees

As of March 31, 2009, we had 189 full-time employees, 61 of whom hold an M.D., Ph.D, or combined M.D./Ph.D. Approximately 115 employees are engaged in research and development, 51 are in clinical and regulatory affairs, and 23 are in general and administrative functions. Our workforce is non-unionized, and we believe our employee relations are good.

Facilities

We currently occupy approximately 46,700 square feet of office and laboratory space in Salt Lake City, Utah. Prior to the separation we intend to enter into a Sublease Agreement with Myriad Genetics to provide for the lease of this space, and/or similar suitable space, to be utilized by us in our operations. The sublease term will be      years with options for renewal. We believe these facilities are adequate for our current needs and that additional space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Our Directors and Executive Officers Following the Separation

The following table sets forth information concerning our executive officers and directors as of February 19, 2009. Each such executive officer and director is expected to continue to serve in the same capacity immediately following the distribution; provided that Robert Attiyeh, Walter Gilbert, and Linda Wilson are expected to resign from our Board of Directors either immediately prior to the distribution or in connection with the appointment of new directors.

NAME	AGE	POSITION WITH MPI
Adrian N. Hobden, Ph.D.	56	President, Chief Executive Officer, and Director
Wayne Laslie	63	Chief Operating Officer
Robert Lollini	55	Chief Financial Officer and Treasurer
Edward Swabb, M.D., Ph.D.	61	Senior Vice President, Drug Development, and Chief Medical Officer
Barbara Berry	58	Senior Vice President, Human Resources
Andrew Gibbs, J.D.	33	Director, Commercial Legal Affairs and Secretary
Gerald P. Belle (1)(3)	63	Chairman of the Board of Directors
Robert S. Attiyeh (1)	74	Director
Walter Gilbert, Ph.D. (2)	77	Director
John T. Henderson, M.D. (2)	62	Director
Dennis H. Langer, M.D., J.D. (2)(3)	57	Director
Linda S. Wilson, Ph.D. (1)(3)	71	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.

Adrian N. Hobden, Ph.D., was appointed MPI’s President, Chief Executive Officer and a director on February 19, 2009. Dr. Hobden was the first employee of Myriad Genetics’ drug development subsidiary and during his 10 years as President, he grew the organization to about 200 people and has put six compounds into clinical development. The most advanced compounds are targeted at brain cancers, leukemias, metastatic cancers and HIV. Dr. Hobden joined Myriad in October 1998 from Glaxo Wellcome, where he held the position of Director of Global Biotechnology Ventures. Dr. Hobden’s career at Glaxo spanned 17 years and included roles as head of Genetics, Molecular Science and Pharmacology Departments and then as Director of Biotechnology Ventures. Dr. Hobden headed drug discovery programs in HIV, anti-fungals and cardiovascular disorders while at Glaxo and managed collaborations with several biotechnology companies. He received his doctorate in molecular biology from Leicester University and his undergraduate degree in biochemistry from Cambridge University.

Wayne Laslie was appointed MPI’s Chief Operating Officer on February 19, 2009. Mr. Laslie joined Myriad Genetics’ drug development subsidiary in October 2004. Previously, beginning in 2003, Mr. Laslie was President and Chief Executive Officer of Cappharma Services, a global pharmaceutical marketing consulting firm that specialized in launching new products and the interim management of clients’ marketing programs in targeted therapeutic areas. From 1998 through 2003, Mr. Laslie served as Executive Vice President of Otsuka America Pharmaceuticals, Inc. In this role he oversaw Otsuka America’s commercial programs and was responsible for the launch of the company’s novel cardiovascular and anti-psychotic products. During his career, Mr. Laslie has worked in various U.S. and international positions with predecessor companies of Aventis Pharmaceuticals (for 15 years) and Pfizer (over six years). He received his B.S. degree in Biology from Georgia State University and earned his M.S. in Microbiology from the University of Georgia.

Robert Lollini joined MPI in February 2009 and was appointed MPI’s Chief Financial Officer and Treasurer on February 17, 2009. Prior to joining us, Mr. Lollini held several executive management positions with Iomed, Inc., an international drug delivery company, serving as President and Chief Executive Officer and a director from November 2002 to August 2007, Chief Operating Officer from October 2001 to November 2002 and as Executive Vice President, Finance, Chief Financial Officer and Secretary from January 1993 to October 2001.

Between 1989 and 1992, Mr. Lollini worked for R.P. Scherer Corporation, also an international drug delivery company, as Vice President, Finance, Chief Financial Officer and Secretary, and between 1981 and 1989, as its Corporate Controller and Chief Accounting Officer and in various other management capacities. Between 1978 and 1981, Mr. Lollini was with the accounting firm of Arthur Andersen & Co. Mr. Lollini is a Certified Public Accountant and received a Bachelor of Arts degree in Accounting from Michigan State University and an MBA in Finance/Economics from the University of Detroit.

Edward Swabb, M.D., Ph.D., was appointed MPI’s Senior Vice President, Drug Development, and Chief Medical Officer on February 19, 2009. Dr. Swabb joined Myriad Genetics’ drug development subsidiary as Senior Vice President and Head of Development in 2001. In 2008, he additionally assumed the responsibilities of Chief Medical Officer. He is responsible for preclinical and clinical studies through regulatory approval for all Myriad therapeutic programs. Dr. Swabb joined Myriad from Pharmacia Corporation (formerly G.D. Searle & Co., Division of Monsanto), where he was Executive Director of Clinical Research. During his 16-years with Pharmacia/Searle, Dr. Swabb directed clinical research in multiple therapeutic areas, clinical drug safety, clinical pharmacology, and statistics and clinical data management, contributing to the global development and registration of Celebrex, Cytotec, Arthrotec, and Maxaquin. He also worked two years in Japan leading the R&D Division of Searle Yakuin KK. He earned his medical degree from the University of Pennsylvania, his PhD and Master’s degrees in chemical and biomedical engineering from the University of Delaware, and his Bachelor’s degree in chemical engineering from Vanderbilt University.

Barbara Berry was appointed MPI’s Senior Vice President, Human Resources on February 19, 2009. Ms. Berry joined Myriad Genetics as the 45th employee in February 1995, and has developed and directed all human resources policies and programs aimed at growing Myriad to a company now employing 1,050 people, with two subsidiaries and a spin-off company called Proleyxs. During her 35 year career in human resources, Ms. Berry has worked for such companies as Evans & Sutherland Computer Corporation, FHP HealthCare, the University of Utah, the University of Utah Hospital, and Allied Clinical Laboratories, now Lab Corps. Ms. Berry received a B.A. in Speech Education from Gonzaga University, and an M.S. in Human Resources Management from the University of Utah.

Andrew Gibbs, J.D., was appointed MPI’s Director, Legal Affairs, and Secretary on February 19, 2009. Prior to joining MPI, Mr. Gibbs served in various legal positions at Myriad Genetics, including Director of Commercial Legal Affairs from 2007 to 2009 and Patent Attorney from 2003 to 2007. During his career, Mr. Gibbs also gained experience working in biotechnology and pharmaceuticals research at the University of Utah and Myriad Genetics. Mr. Gibbs received a B.S. in Chemistry from the University of Utah and a J.D. from the University of Utah: S.J. Quinney College of Law.

Gerald P. Belle was appointed Chairman of MPI’s Board of Directors on February 19, 2009. Mr. Belle has served as a director of Myriad Genetics since November 2007. He was previously President and Chief Executive Officer, North American Pharmaceuticals, Aventis, Inc. from 2000 to 2004. Over his 35-year career with Aventis and its predecessor companies, Mr. Belle’s responsibilities included executive commercial and general management positions in the U.S., Asia, Europe/Middle East/Africa and Canada. Following his retirement from Aventis in November 2004, he was appointed Executive Chairman of Merial, Ltd., a global leader in animal health and a joint venture between Merck and Sanofi-Aventis. He retired from Merial, Ltd. in November 2007. Mr. Belle currently serves on the Board of Directors of PDI, Inc. Mr. Belle received his B.S. in Business from Xavier University, and his M.B.A. from Northwestern University.

Robert S. Attiyeh was appointed a member of MPI’s Board of Directors on February 19, 2009. Mr. Attiyeh has served as a director of Myriad Genetics since December 2003 and has been a manager of Beacon Hill Properties, LLC, a real estate investment firm, from 1998 to the present. Mr. Attiyeh served Amgen as its Chief Financial Officer and Senior Vice President, Finance and Corporate Development from 1994 to 1998. Prior to joining Amgen, he was a director of McKinsey and Company, a management-consulting firm, from 1967 to 1994. He served as a Director of the Federal Reserve Bank of San Francisco from 1997 through 2002, and Chairman of the Federal Reserve Bank’s Audit Review Committee from 1999 through 2002. He received his M.B.A. from Harvard University in 1961 and his bachelor’s degree in electrical engineering from Cornell University. Mr. Attiyeh currently serves on the Board of Directors of International Rectifier Corporation, and as the Chairman of the Board of the Colburn School.

Walter Gilbert, Ph.D., was appointed a member of MPI’s Board of Directors on February 19, 2009. Dr. Gilbert is a founder of Myriad Genetics and has been vice-chair of the Board of Directors since March 1992. Dr. Gilbert was awarded a Nobel Prize in Chemistry in 1980 for his discovery of a rapid DNA sequencing technology. He was a founder of Biogen, Inc. (now Biogen Idec Inc.) and served as the Chairman of the Board and Chief Executive Officer from 1981 to 1985. He has held professorships at Harvard University in the Departments of Physics, Biophysics, Biology, Biochemistry and Molecular Biology, and Molecular and Cellular Biology. Dr. Gilbert currently is a Carl M. Loeb University Professor Emeritus at Harvard University. He is currently a General Partner of BioVentures Investors, a venture capital fund.

John T. Henderson, M.D., was appointed a member of MPI’s Board of Directors on February 19, 2009. Dr. Henderson has served as a director of Myriad Genetics since May 2004 and Chairman of the Board of Directors since April 2005. Since December 2000, Dr. Henderson has served as a consultant to the pharmaceutical industry as president of Futurepharm LLC. Until his retirement in December 2000, Dr. Henderson was with Pfizer for over 25 years, most recently as a Vice President in the Pfizer Pharmaceuticals Group. Dr. Henderson previously held Vice Presidential level positions with Pfizer in Research and Development in Europe and later in Japan. He was also Vice President, Medical for the Europe, U.S. and International Pharmaceuticals groups at Pfizer. Dr. Henderson earned his bachelor’s and medical degree from the University of Edinburgh and is a Fellow of the Royal College of Physicians (Ed.). Dr. Henderson currently serves on the Board of Directors of Cytokinetics, Inc.

Dennis H. Langer, M.D., J.D., was appointed a member of MPI’s Board of Directors on February 19, 2009. Dr. Langer has served as a director of Myriad Genetics since May 2004. Since August 2005, Dr. Langer has served as Managing Partner of Phoenix IP Ventures, LLC. From January 2004 to July 2005, Dr. Langer served as President, North America for Dr. Reddy’s Laboratories, Inc. From September 1994 until January 2004, Dr. Langer held several high-level positions at GlaxoSmithKline, and its predecessor, SmithKline Beecham, including most recently as Senior Vice President, Project and Project and Portfolio Management, Senior Vice President, Product Development Strategy, and Senior Vice President, Healthcare Services R&D. From 1991 to 1994, Dr. Langer was President and CEO of Neose Pharmaceuticals, Inc. From 1983 to 1991, Dr. Langer held positions in clinical research and marketing at Eli Lilly, Abbott and Searle. He is also a Clinical Professor at the Department of Psychiatry, Georgetown University School of Medicine. Dr. Langer received a J.D. (cum laude) from Harvard Law School, an M.D. from Georgetown University School of Medicine, and a B.A. in Biology from Columbia University. Dr. Langer currently serves on the Board of Directors of Auxilium Pharmaceuticals, Inc.

Linda S. Wilson, Ph.D., was appointed a member of MPI’s Board of Directors on February 19, 2009. Dr. Wilson has served as a director of Myriad Genetics since October 1999 and served as President of Radcliffe College, Cambridge, MA from 1989 to 1999. Dr. Wilson has also served as Vice President for Research, University of Michigan, as Associate Vice Chancellor for Research and Associate Dean of the Graduate College, University of Illinois, and Associate Vice Chancellor for Research, Washington University in St. Louis. Dr. Wilson is a member of the Institute of Medicine of the National Academy of Sciences. She served seven years as a Trustee and three years as an Honorary Trustee of the Massachusetts General Hospital, and six years on the Board of Visitors of the University of Wisconsin College of Letters and Science. She previously served on the Boards of Directors for INACOM, Inc. and ICANN (the Internet Corporation for Assigned Names and Numbers) until June 2003, and on the Boards of Directors for Value Line, Inc. and Citizens Financial Group, Inc. until 2000. She is a current Trustee of Tulane University, a current Trustee of the Murphy Foundation, and a former Director of Friends of the DaPonte String Quartet. Dr. Wilson received her Ph.D. in Chemistry from the University of Wisconsin and her B.A. in Chemistry from Newcomb College, Tulane University.

The Board of Directors Following the Separation

Effective upon the distribution, our Board of Directors will be comprised of at least a majority of members who will be considered independent for purposes of NASDAQ’s listing standards. We are currently recruiting individuals to serve on our Board of Directors and anticipate that Robert Attiyeh, Walter Gilbert, and Linda Wilson will resign from our Board of Directors either immediately prior to the distribution or in connection with the appointment of new directors. Our Board of Directors will be divided into three classes with staggered terms, meaning that at each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are expiring. We expect that the Class I directors will be                               , and their terms will expire at the annual meeting of stockholders to be held in 2010, the Class II

directors will be                                 , and their terms will expire at the annual meeting of stockholders to be held in 2011, and the Class III directors will be                                 , and their terms will expire at the annual meeting of stockholders to be held in 2012. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

All directors, other than Adrian Hobden, are expected to meet the independence requirements of NASDAQ’s listing standards. The independent directors of the Board will regularly hold executive sessions each year at which only the independent directors will be present.

Board of Director Committees

Our Board of Directors has established the following committees:

Audit Committee

Our audit committee is comprised of Robert Attiyeh, Gerald Belle, and Linda Wilson. The audit committee is independent as defined by NASDAQ’s listing standards and Robert Attiyeh qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audit services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Compensation Committee

Our compensation committee is comprised of Dennis Langer, John Henderson, and Walter Gilbert and is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive plan;

•

review the Compensation Discussion and Analysis, or CD&A, prepared by management, discuss the CD&A with management and, based on such review and discussions, recommend to our Board of Directors that the CD&A be included in our Annual Report on Form 10-K, proxy statement, or any other applicable filing as required by the SEC; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Linda Wilson, Gerald Belle, and Dennis Langer and is authorized to:

•	identify and nominate members of our Board of Directors;

•	develop and recommend to our Board of Directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of the performance of our Board of Directors.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently has three members, Dennis Langer, John Henderson, and Walter Gilbert. No member of our compensation committee has at any time been an employee of ours. None of our executive officers is a member of the compensation committee, nor do any of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Board of Directors’ Compensation

Director Compensation Policy

The following is a description of the standard compensation arrangements under which we anticipate our non-employee directors will be compensated for their service as directors, including as members of the various Board committees.

Cash Fees

Our non-employee directors will be compensated on a role-based model and will be paid cash fees based on the following annual retainers (25% paid following each quarter of service):

Annual Retainer

All members	$35,000 base retainer
Chairman of the Board	$50,000 additional retainer
Chairman of the Audit Committee	$18,000 additional retainer
Chairman of the Compensation Committee	$14,000 additional retainer
Chairman of the Nominating and Governance Committee	$10,000 additional retainer
Members of the Audit Committee	$9,000 additional retainer
Members of the Compensation Committee	$7,000 additional retainer
Members of the Nominating and Governance Committee	$5,000 additional retainer

Attendance

In addition to the annual retainer amounts, we will pay each non-employee director a per meeting cash fee of $2,000 for attendance at Board meetings in excess of five in-person meetings and a per meeting cash fee of $1,000 for attendance at any telephonic Board meetings. We will also pay each non-employee director a per meeting cash fee of $2,000 for in-person attendance and $1,000 for telephonic attendance at committee meetings in excess of five audit committee meetings, four compensation committee meetings, and three nominating and governance committee meetings, per fiscal year. All directors will also be reimbursed for their out-of pocket expenses incurred in attending meetings.

Stock Option Awards

Our non-employee directors will also be entitled to receive options to purchase our common stock under a stock plan that we will adopt and that will be effective upon completion of the distribution. The stock plan will provide for an automatic annual grant on the date of our annual meeting of stockholders to each non-employee director, other than new non-employee directors appointed within six months of the annual meeting, of a non-qualified option to purchase 16,250 shares of common stock. In addition, upon initial election to the Board each new non-employee director will be granted a non-qualified option to purchase 25,000 shares of common stock. Options granted to our non-employee directors will vest in full on the first anniversary of the date of grant, assuming continued membership on the Board. Each non-employee director serving on our Board as of the date of the distribution will be considered a new non-employee director as of that date and will receive a non-qualified option to purchase 25,000 shares of common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes the expected objectives of the compensation programs we intend to implement following the distribution. It is expected that the combination of base salary, annual incentives and long-term incentives that we provide to our executives will be designed to be competitive with those of comparable companies and to align executive performance with the interests of our stockholders.

The primary objectives of our compensation committee in establishing and maintaining our executive compensation programs will be to:

•	attract and retain the best possible executive talent,

•	motivate our executive officers to enhance our growth and profitability,

•

reward the executive officers for their contribution to our growth, profitability and increased shareholder value through the recognition of individual leadership, initiatives, achievements and other contributions, and

•	increase long-term shareholder value.

In accordance with the specific directives of the compensation committee set forth in its charter, the compensation committee will determine appropriate short- and long-term compensation and incentives, in the form of cash and equity, that will motivate and reward the accomplishment of individual and corporate objectives and which will align executive officer compensation with creation of shareholder value. To achieve these objectives, we expect that the compensation committee will adopt and implement a compensation plan that bases a substantial portion of our executive officers’ compensation on our operational performance, including progress in our research, clinical and regulatory programs, and increase in shareholder value.

Formulating and Setting Executive Compensation

The compensation committee is responsible for formulating, evaluating and determining the compensation, including the award of equity compensation, for our directors and executive officers, including our President and Chief Executive Officer. The compensation committee also assists the full Board in establishing and administering appropriate incentive compensation and equity-based plans.

To assist in carrying out its responsibilities, the compensation committee will utilize publicly available compensation data and subscription compensation survey data for national and regional companies in the biotechnology and life science industry. The compensation committee has retained the consulting firm, Radford, An Aon Consulting Company, for the purpose of providing competitive market data on the compensation of executive officers at comparable companies within our industry and to provide the compensation committee an analysis of, and recommendations for, cash and equity compensation for our President and Chief Executive Officer and other executive officers, which we refer to herein as the Radford Report. We believe that this information will provide us appropriate compensation data and benchmarks as it will be derived from companies which are in our industry, share similar corporate structures, and are in similar development and operational stages.

As a basis for the source market data for its report on executive compensation, Radford is utilizing compensation data from two groups. The first is a group of 23 peer companies consisting of the following:

Affymax, Inc.	Immunomedics, Inc.
Alexza Pharmaceuticals, Inc.	Incyte Corporation
Amicus Therapeutics, Inc.	Infinity Pharmaceuticals, Inc.
Arena Pharmaceuticals, Inc.	Inspire Pharmaceuticals, Inc.
ARIAD Pharmaceuticals, Inc.	Maxygen, Inc.
ArQule, Inc.	Neurocrine Biosciences, Inc.
Array BioPharma Inc.	Pain Therapeutics, Inc.
Cytokinetics, Incorporated	Rigel Pharmaceuticals, Inc.
Dendreon Corporation	Synta Pharmaceuticals Corp.
Dyax Corp.	VIVUS, Inc.
Geron Corporation	Vical Incorporated
ImmunoGen, Inc.

This first peer group was selected on the basis of several factors to achieve a peer group representative of our industry. These factors included: number of employees, estimated market value, revenues, and net income, product focus and development pipeline. To the extent available, Radford derived cash and equity compensation information for this peer group from publicly available regulatory filings, including proxy statements and from Radford’s 2008 Global Life Sciences Survey in which this peer group participated.

The second group consists of 79 companies in the Radford Global Life Sciences Survey with between 100 to 300 employees. This second group was selected as being representative of companies in Radford’s 2008 Global Life Sciences Survey of a similar size to us based on number of employees. Radford derived cash and equity compensation information for this second peer group from survey data collected by Radford.

Radford determined a “Market Composite” of cash and equity compensation at the 25th, 50th and 75th percentiles for each of our executive officers. The Market Composite was determined by weighting the compensation data from the peer proxy statements by 50%, to the extent proxy data is available, and Radford’s 2008 Global Life Sciences Survey by 50%. Additionally, because the cash compensation data determined utilizing the then available calendar year 2007 proxy data and survey data is effective as of April 2008, Radford adjusted the cash compensation in its report to account for timing differences between the effective date of the source data and our June 30th fiscal year end. Given that our salary and bonus adjustments are effective July 1st, Radford applied an annual update factor of 2.0% to update the cash compensation data to July 1, 2009.

Utilizing the data provided to us in the Radford Report, we will analyze, amongst other criteria, the Market Composite salary and incentive bonus compensation and equity compensation (using the Black Scholes value of options, the number of option equivalents, and grant as a percent of company), for each executive officer at the 25th, 50th, 75th and 90th percentile range. We also will analyze our gross equity burn rate, issued equity overhang and total equity overhang at the 50th -75th percentile range as compared to the 23 companies reported in our first peer group of companies.

Establishment of Management Business Objectives and Annual Performance Evaluations

We expect that the compensation committee will implement an annual management performance program for the purpose of establishing annual performance objectives for our executives to align their performance with the overall goals and objectives for the company. This process is expected to commence in the fourth quarter of each fiscal year with each executive officer meeting with our President and Chief Executive Officer to establish annual management business objectives, or MBOs, for the ensuing fiscal year. After review and discussion, our President and Chief Executive Officer will finalize the executive officer’s MBOs for the ensuing fiscal year. Similarly, our President and Chief Executive Officer will meet with the compensation committee at the end of each fiscal year to establish his MBOs for the ensuing fiscal year which, after review and discussion, will be finalized by the compensation committee.

At the end of the ensuing fiscal year, each executive’s performance for the fiscal year will be reviewed, including an assessment by management and the compensation committee of the achievement of these MBOs. At this time, our President and Chief Executive Officer will recommend an incentive bonus amount and salary adjustment for the executive officers. The compensation committee, after further review and discussion with our President and Chief Executive Officer, will then determine the annual bonus for the concluding fiscal year and base salary amount for the ensuing fiscal year for the executive officers. In September and February of each year, our President and Chief Executive Officer will make recommendations to the compensation committee for equity-based awards based on the performance of the executive officers to date, including progress on accomplishing MBOs, which will be granted within the discretion of the compensation committee. In the case of our President and Chief Executive Officer, the compensation committee will make its review and determination without any recommendations from our President and Chief Executive Officer, who will not be present in any meetings of the compensation committee at which his compensation is being reviewed and discussed.

Expected Role of Management in Our Compensation Program

We anticipate that management, including our President and Chief Executive Officer, will support the compensation committee, attend portions of its meetings upon request, and perform various administrative functions at its request. Our President and Chief Executive Officer will provide input to the compensation committee on the effectiveness of our compensation program and make specific recommendations as to the base salary amounts, annual bonus amounts and equity grants for the executive officers, other than for himself. Except for our President and Chief Executive Officer, no executive officer will be present when the compensation committee discusses and determines the salary and bonus amounts and equity compensation to be awarded to the executive officers. Our President and Chief Executive Officer will excuse himself from all meetings, and will not be present, where matters pertaining to his compensation are discussed and determined by the compensation committee.

Elements of our Compensation Program

We intend for the compensation program for our executive officers to consist principally of base salary, an annual performance-based incentive program, long-term compensation in the form of stock incentive programs, and certain severance and termination benefits. We believe that these elements strike an appropriate balance that will incentivize and reward our executive officers for ongoing, short-term and long-term performance. An annual base salary will provide the foundation of our compensation program and ensure that the executive officer is being paid ongoing compensation which allows us to attract and retain high-quality talent. The annual incentive bonus will form an important part of our compensation strategy by providing an incentive to reward short-term performance as measured by management objectives given to the executive officers. Stock option awards and other stock-based awards will also form an important part of our compensation strategy. These equity grants will reward our executive officers for our long-term performance, and help to ensure that our executive officers have a stake in our long-term success by providing an incentive to improve our overall growth and value as measured by our stock price. This will align the executive officer’s interests with stockholders’ long-term interests. Finally, we intend to enter into retention agreements with each of our executive officers to provide certain severance and termination benefits following a change in control to ensure our executive officers are motivated to stay with us during periods of uncertainty.

Base Salary

The compensation committee will aim to set base salaries at levels that are competitive with those paid to senior executives at companies included in the Radford Report. This will allow us to attract and retain the executive talent required to lead MPI, since we compete with a large number of companies in the biopharmaceutical industry, including large pharmaceutical companies, for executive talent. The Radford Report will be considered in making salary determinations to align our pay practices with other companies in the pharmaceutical and biotechnology industries. We believe that the base salaries for our executive officers should generally be at about the 50th percentile range of salaries for executives in similar positions and with similar responsibilities in comparable companies in our industry as represented in the compensation data we will utilize; however, when deemed appropriate we may set base salaries above the 50th percentile based on various factors, including: the executive’s particular background, training and relevant work experience; the executive’s role and responsibilities and the compensation paid to similar persons in comparable companies represented in the compensation data that we utilize; the demand for individuals with the executive’s specific talents and expertise and our ability to attract and retain comparable talents; the performance goals and other expectations of the executive for the position; and the comparison to other executives within our company having similar skills and experience levels and responsibilities. An executive’s base salary will also be evaluated together with other components of the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy. The base salaries of our executive officers following the separation have not yet been determined, however, we do not intend to downward adjust current salaries of any Myriad Genetics employees that join MPI in connection with the separation.

We intend to evaluate base salaries each year as part of our management performance program, and establish each executive’s base salary for the ensuing year. In establishing base salaries, we intend to assess the executive officer’s performance in each of the areas in which individual objectives are established, our financial performance in the areas of responsibility of the executive officer, our overall financial performance and other significant accomplishments and contributions of the executive officer. We also will review and determine if there are any significant differences in the compensation of an executive officer compared to similar positions with the comparable companies in our industry as represented in the compensation data we utilize. We will adjust annual base salaries if we deem such an adjustment is warranted based on the performance and contribution of the executive officer, differences in comparable market salaries, changes in the scope of responsibilities of the executive officer, or internal pay inequities.

Annual Performance-Based Incentive Compensation

We intend to have an important part of our compensation program for our executive officers be an annual performance based incentive award. This element will be designed to enable us to attract and retain executive level talent, as well as provide variable compensation to incentivize and reward executives for ongoing performance which provides a contemporaneous benefit to our overall operations and success. It is anticipated that target award opportunities will be set generally at the market 50th percentile. The actual award amount may be above or below target and will be determined annually as part of our management performance program. As a part of this review, we will assess the executive officer’s performance, our financial performance in the areas of responsibility of the executive officer, our overall financial performance and other significant accomplishments and contributions of the executive officer. We will also review and determine if there are any significant differences in the annual bonus of an executive officer compared to similar positions with the comparable companies in our industry as represented in the compensation data we will utilize. We may adjust annual bonuses if we deem such an adjustment is warranted based on the performance and contribution of the executive officer, differences in comparable market data, significant accomplishments for the year, changes in the scope of responsibilities of the executive officer, or internal pay inequities. The actual bonus amount awarded each year will be at the discretion of the compensation committee.

Stock Incentive Programs

We believe that stock incentive programs directly link the amounts earned by executive officers with the amount of appreciation realized by our stockholders. Stock-based awards also serve as a critical retention incentive. Our stock incentive programs will be structured to encourage our executive officers and key employees to continue in our employ and motivate performance that will meet the long-term expectations of our stockholders. In determining the size of any option or other equity-based award, the compensation committee will consider the individual’s position, past performance and potential, the desired retention incentive, and market practices and levels.

We anticipate that the compensation committee will grant restricted stock or restricted stock units to all of our employees in connection with the completion of the separation that will vest in three equal annual installments. In addition, we expect that the compensation committee will consider and make semi-annual grants of equity-based awards to executive officers and other employees coinciding with annual performance reviews, as well as initial awards to new employees upon the commencement of employment. The amount and combination of equity grants, as well as the vesting period, will be determined by the compensation committee with the intention of providing performance incentive and retention.

We intend that the annual aggregate value of these awards will generally be set at about the 75th percentile range of aggregate value of awards for executives in similar positions and with similar responsibilities in comparable companies in our industry as represented in the compensation data we utilize; however, when deemed appropriate due to inadequate market data and/or in the case of outstanding performance, we may award equity compensation above the 75th percentile. In determining the number of stock options or shares awarded, we plan to take into consideration the total number of our outstanding shares of common stock, the relative dilution to shareholders, as well as our gross equity burn rate, issued equity overhang and total equity overhang. Individual equity awards will be based on individual accomplishments of each executive as measured by performance and achievement of individual objectives. We expect the compensation committee to grant equity awards primarily to reward performance but also to retain officers and provide incentives for future performance. The size of grants is expected to increase as the rank of the executive officer increases. In determining the amount of equity to be awarded, the compensation committee will consider various factors, including, our financial and operating performance for the applicable period; the executive officer’s contribution to our performance; the anticipated contribution of the executive officer to our future performance; a review of compensation for comparable positions in our peer group from our benchmarking studies; and the total compensation of the executive officer and the anticipated retentive effect of the grant of additional awards.

MPI Stock Plan

To implement our stock incentive program, we intend to adopt a stock plan that will be effective upon completion of the separation.

MPI ESPP

We also intend to adopt an employee stock purchase plan, or ESPP, meeting the requirements of Section 423 of the Code. All of our eligible employees, including our executive officers, who choose to participate in our ESPP will have deductions made by us from their compensation to purchase our common stock semi-annually at a purchase price equal to 85% of the reported last sale price of our common stock on either the first or last day of each offering period, whichever is less.

Other Compensation

We intend to provide various benefit programs to all employees, including health and dental insurance, life and disability insurance, and a 401(k) plan. Additionally, we may provide other perquisites to new executive officers such as a signing bonus, relocation package or other related compensation as we determine on a case by case basis.

Termination Based Compensation

We recognize that, as is the case with many publicly-held corporations, the possibility of a change in control of the company exists and that such possibility, and the uncertainty and questions which it may raise among key personnel, may result in the departure or distraction of key personnel to the detriment of MPI and its stockholders. Therefore, we anticipate entering into retention agreements with each of our executive officers to reinforce and encourage the continued employment and dedication of our executive officers without distraction from the possibility of a change in control of the company and related events and circumstances. We intend to have the terms of our retention agreement consistent with those maintained by others in our industry and therefore be important for attracting and retaining key employees who are critical to our long-term success. The potential benefits provided under the retention agreements will be in addition to the current compensation arrangements we plan to have with our executive officers.

Treatment of Outstanding Equity Awards in Connection with the Distribution

The treatment of outstanding options to purchase shares of Myriad Genetics common stock in connection with the separation and related transactions will be determined prior to the separation and distribution.

Historical Compensation of our Executive Officers Prior to the Distribution under Myriad Genetics

The following tables contain information about the compensation earned by Adrian Hobden, Wayne Laslie, Edward Swabb, Barbara Berry, and Andrew Gibbs for services in all capacities to Myriad Genetics and its subsidiaries during the fiscal year ended June 30, 2008. Robert Lollini joined MPI in February 2009, and there is thus no historical compensation of Mr. Lollini under Myriad Genetics to disclose. All references in the following tables to stock options relate to awards granted by Myriad Genetics to purchase shares of Myriad Genetics common stock, and have been adjusted to reflect the Myriad Genetics 2-for-1 stock split that was effected on March 25, 2009.

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Myriad Genetics and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

Name and Principal Position under Myriad Genetics	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Adrian N. Hobden, Ph.D.	2008	500,552	400,812	798,649	9,550	1,709,563
President, Myriad Pharmaceuticals, Inc

Wayne Laslie	2008	355,552	165,812	488,831	9,510	1,019,705
Chief Operating Officer, Myriad Pharmaceuticals, Inc.

Edward Swabb. M.D., Ph.D.	2008	329,652	60,812	123,063	9,441	522,968
Senior Vice President, Head of Development, Chief Medical Officer, Myriad Pharmaceuticals, Inc.

Barbara Berry	2008	187,681	45,812	208,645	21,510	463,648
Vice President, Human Resources, Myriad Genetics

Andrew Gibbs, J.D.	2008	110,253	9,854	14,008	4,486	138,601
Director, Commercial Legal Affairs, Myriad Genetics

(1)	Represents a cash bonus for performance during the fiscal year ended June 30, 2008, and a holiday bonus of $750 that was tax adjusted to $812.

(2)	Amounts shown reflect the dollar amounts of the compensation cost for equity-based compensation recognized for each of these executive officers for financial statement reporting purposes for the fiscal year ended June 30, 2008, in accordance with FAS 123R. Information regarding the assumptions used in the valuation of option awards can be found in Note 4 “Share-Based Compensation” of Myriad Genetics Annual Report on Form 10-K for the period ended June 30, 2008, filed with the SEC on August 28, 2008, or the Myriad Genetics Form 10-K. The executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also the discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in the Myriad Genetics Form 10-K.

(3)	All amounts shown consist of (i) $6.36 per month of premiums paid by Myriad Genetics with respect to term life insurance for the benefit of the executive officer for their respective periods served and (ii) the balance of the amount shown for matching contributions made under Myriad Genetics 401(k) plan on behalf of each executive officer.

2008 Fiscal Year Grants of Plan-Based Awards

The following table shows information regarding semi-annual incentive grants of equity awards made by Myriad Genetics during the fiscal year ended June 30, 2008 to each of the executive officers named in the Summary Compensation Table. See “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution” for details concerning the treatment of outstanding stock options to purchase Myriad Genetics common stock.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Adrian N. Hobden, Ph.D.	9/26/2007	90,000	25.54	1,121,292
	2/28/2008	110,000	18.78	928,417

Wayne Laslie	9/26/2007	50,000	25.54	622,940
	2/28/2008	70,000	18.78	590,811

Edward Swabb, M.D., Ph.D.	9/26/2007	16,000	25.54	199,341
	2/28/2008	18,000	18.78	151,923

Barbara Berry	9/26/2007	20,000	25.54	249,176
	2/28/2008	26,000	18.78	219,444

Andrew Gibbs, J.D.	9/26/2007	1,200	25.54	14,951
	2/28/2008	3,000	18.78	25,320

(1)	All options were granted as part of Myriad Genetics’ compensation policy of awarding semi-annual stock option grants at the meetings of the Myriad Genetics Board of Directors in September and February of each fiscal year. The exercise price for all stock option grants is the closing price of Myriad Genetics’ common stock on the day when such options are approved by the independent members of the Myriad Genetics Board of Directors or the compensation committee, as applicable. The options vest in equal annual installments over a four year period. All options were granted under the Myriad Genetics 2003 Employee, Director and Consultant Stock Option Plan, as amended, or the Myriad Genetics 2003 Stock Option Plan.
(2)	Represents the grant date fair value in accordance with FAS 123R. Information regarding the assumptions used in the valuation of option awards can be found in Note 4 “Share-Based Compensation” of the Myriad Genetics Form 10-K. The executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment and Retention Agreements

Myriad Genetics entered into an employment agreement with no defined term with Adrian Hobden, effective October 1998, when he was appointed to the position of President of Myriad Pharmaceuticals, Inc. Pursuant to this agreement, Myriad Genetics may terminate Dr. Hobden’s employment without cause at any time upon 15 days written notice or immediately with cause upon written notice to Dr. Hobden, provided that in the case of termination of Dr. Hobden’s employment without cause, Myriad Genetics must pay him 12 months salary. Dr. Hobden may terminate his employment with Myriad Genetics upon providing Myriad Genetics 30 days written notice. Dr. Hobden’s employment agreement also provides that he will not disclose confidential information of Myriad Genetics during and after employment and will not compete with Myriad Genetics during the term of his employment. In connection with the separation, Dr. Hobden’s employment agreement with Myriad Genetics will be terminated.

Myriad Genetics has entered into a standard form of employment agreement with no defined term with each of the other executive officers named in the Summary Compensation Table. Pursuant to each of these agreements, either party may terminate employment without cause at any time upon 15 days written notice to the other party or immediately with cause upon written notice to the other party. Each employment agreement also provides that the employee will not disclose confidential information of Myriad Genetics during and after employment and will not compete with Myriad Genetics during the term of employment. In connection with the separation, Myriad Genetics’ employment agreements with these executive officers will be terminated.

We intend to enter into a standard form of employment agreement with no defined term with each of our executive officers. Pursuant to each of these agreements, either party will be able to terminate employment without cause at any time upon 15 days written notice to the other party or immediately with cause upon written notice to the other party. Each employment agreement will also provide that the employee will not disclose confidential information of MPI during and after employment and will not compete with MPI during the term of employment.

Myriad Genetics has also entered into Executive Retention Agreements with Dr. Hobden and Mr. Laslie under which they are entitled to certain benefits upon a change in control, as discussed below under “Potential Payments Upon Termination or Change-in-Control.”

2008 Fiscal Year Bonuses and Stock Option Awards

The bonuses and stock option awards for fiscal year 2008 for the executive officers named in the Summary Compensation Table were awarded after determining the level to which executive officer satisfied his or her annual MBOs for fiscal 2008 and in light of his or her relative contribution to the overall success and accomplishments of Myriad Genetics and to maintain, in general, parity within the 50-75% peer group of companies reflected by the compensation data utilized by Myriad Genetics.

All option awards granted by Myriad Genetics to the executive officers in fiscal year 2008 were granted under the Myriad Genetics 2003 Stock Option Plan, have an exercise price equal to the closing price of Myriad Genetics common stock on the date of grant, a 10 year life, and vest annually over a four year period.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table shows grants of stock options outstanding on the last day of Myriad Genetics’ fiscal year ended June 30, 2008, to each of the executive officers named in the Summary Compensation Table. Myriad Genetics has not granted any stock options that are subject to performance conditions, nor has it granted any stock awards. See “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution” for details concerning the treatment of outstanding stock options to purchase Myriad Genetics common stock.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable*		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Adrian N. Hobden, Ph.D.	140,048	(1)	0	(1)	2.56	10/21/2008
	128,000	(2)	0	(2)	2.39	6/17/2009
	120,000	(3)	0	(3)	12.53	4/20/2010
	40,000	(4)	0	(4)	35.00	6/21/2010
	40,000	(5)	0	(5)	36.06	2/1/2011
	40,000	(6)	0	(6)	28.63	6/27/2011
	60,000	(7)	0	(7)	17.88	2/22/2012
	60,000	(8)	0	(8)	12.28	8/16/2012
	50,000	(9)	0	(9)	5.37	2/13/2013
	70,000	(10)	0	(10)	6.27	9/9/2013
	60,000	(11)	0	(11)	8.49	2/19/2014
	80,000	(12)	0	(12)	8.32	9/8/2014
	90,000	(13)	0	(13)	11.06	2/17/2015
	40,000	(14)	40,000	(14)	10.28	9/14/2015
	32,000	(15)	32,000	(15)	12.20	2/16/2016
	16,000	(16)	48,000	(16)	12.79	9/6/2016
	17,000	(17)	51,000	(17)	17.22	2/21/2017
	0	(18)	90,000	(18)	25.54	9/26/2017
	0	(19)	110,000	(19)	18.78	2/28/2018

Wayne Laslie	120,000	(20)	0	(20)	9.75	11/11/2014
	12,500	(14)	37,500	(14)	10.28	9/14/2015
	10,000	(15)	30,000	(15)	12.20	2/16/2016
	0	(16)	40,000	(16)	12.79	9/6/2016
	0	(17)	44,000	(17)	17.22	2/21/2017

Edward Swabb. M.D., Ph.D.	60,000	(21)	0	(21)	21.61	8/14/2011
	8,800	(7)	0	(7)	17.88	2/22/2012
	6,598	(8)	0	(8)	12.28	8/16/2012
	6,000	(9)	0	(9)	5.37	2/13/2013
	8,800	(10)	0	(10)	6.27	9/9/2013
	11,000	(12)	0	(12)	8.32	9/8/2014
	0	(14)	6,500	(14)	10.28	9/14/2015
	2,500	(15)	5,000	(15)	12.20	2/16/2016
	0	(16)	5,700	(16)	12.79	9/6/2016
	1,750	(17)	5,250	(17)	17.22	2/21/2017
	0	(18)	19,000	(18)	25.54	9/26/2017
	0	(19)	18,000	(19)	18.78	2/28/2018

Barbara Berry	4,318	(22)	0	(22)	2.78	5/20/2009
	5,040	(3)	0	(3)	12.53	4/20/2010
	11,200	(4)	0	(4)	36.16	6/20/2010
	8,800	(5)	0	(5)	36.06	2/1/2011
	8,800	(23)	0	(23)	33.29	5/23/2011
	6,600	(7)	0	(7)	17.88	2/22/2012
	15,060	(8)	0	(8)	12.28	8/16/2012
	20,000	(9)	0	(9)	5.37	2/13/2013
	25,000	(10)	0	(10)	6.27	9/9/2013
	20,000	(11)	0	(11)	8.49	2/19/2014
	25,000	(12)	0	(12)	8.32	9/8/2014
	25,000	(13)	0	(13)	11.06	2/17/2015
	10,000	(14)	10,000	(14)	10.28	9/14/2015
	10,000	(15)	10,000	(15)	12.20	2/16/2016
	5,000	(16)	20,000	(16)	12.79	9/6/2016
	6,000	(17)	18,000	(17)	17.22	2/21/2017
	0	(18)	20,000	(18)	25.54	9/26/2017
	0	(19)	26,000	(19)	18.78	2/28/2018

Andrew Gibbs, J.D.	0	(14)	748	(14)	10.28	9/14/2015
	700	(15)	700	(15)	12.20	2/16/2016
	300	(16)	900	(16)	12.79	9/6/2016
	350	(17)	1,050	(17)	17.22	2/21/2017
	0	(18)	1,200	(18)	25.54	9/26/2017
	0	(19)	3,000	(19)	18.78	2/28/2018

*	Unvested options to purchase shares of Myriad Genetics common stock held by Dr. Hobden and Mr. Laslie will accelerate upon a change of control in accordance with the Executive Retention Agreements described below under “Potential Payments Upon Termination or Change-in-Control.”
(1)	The options were granted pursuant to the Myriad Genetics 2002 Amended and Restated Employee, Director, and Consultant Stock Option Plan, or the Myriad Genetics 2002 Stock Option Plan, and vested as to 20% of the shares per year following October 21, 1998, the day the stock options were granted.
(2)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 20% of the shares per year following June 17, 1999, the day the stock options were granted.
(3)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 20% of the shares per year following April 20, 2000, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(4)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 20% of the shares per year following June 21, 2000, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(5)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following February 1, 2001, the day the stock options were granted.
(6)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following June 27, 2001, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(7)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following February 22, 2002, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(8)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following August 16, 2002, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(9)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following February 13, 2003, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.

(10)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following September 9, 2003, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(11)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan, and vested as to 25% of the shares per year following February 19, 2004, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(12)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vested as to 25% of the shares per year following September 8, 2004, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(13)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vested as to 25% of the shares per year following February 17, 2005, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(14)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following September 14, 2005, the day the stock options were granted.
(15)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following February 16, 2006, the day the stock options were granted.
(16)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following September 6, 2006, the day the stock options were granted.
(17)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following February 21, 2007, the day the stock options were granted.
(18)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following September 26, 2007, the day the stock options were granted.
(19)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following February 28, 2008, the day the stock options were granted.
(20)	The options were granted pursuant to the Myriad Genetics 2003 Stock Option Plan and vest as to 25% of the shares per year following November 11, 2004, the day the stock options were granted.
(21)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following August 11, 2001, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.
(22)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 20% of the shares per year following May 20, 1999, the day the stock options were granted.
(23)	The options were granted pursuant to the Myriad Genetics 2002 Stock Option Plan and vested as to 25% of the shares per year following May 23, 2001, the day the stock options were granted, until April 14, 2005 when all remaining unvested shares vested.

2008 Fiscal Year Option Exercises and Stock Vested

The following table shows information regarding exercises of options to purchase Myriad Genetics common stock by each executive officer named in the Summary Compensation Table during the fiscal year ended June 30, 2008.

	Option Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)(1)
Adrian N. Hobden, Ph.D.	70,000	1,409,425.00

Wayne Laslie	38,000	564,381.00

Edward Swabb, M.D., Ph.D.	43,100	592,988.73

Barbara Berry	22,352	359,154.71

Andrew Gibbs, J.D.	752	10,823.60

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the options because the shares may not be sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise.

Potential Payments Upon Termination or Change-in-Control

On February 17, 2005, Myriad Genetics entered into Executive Retention Agreements, or the Retention Agreements, with its executive officers, including Adrian Hobden and Wayne Laslie.

Under the terms of the Retention Agreements, if the employment of an executive officer is terminated without “Cause” or if the executive officer separates from Myriad Genetics for “Good Reason” within 24 months of a “Change in Control” (each as defined in the Retention Agreements), the executive officer will receive: (i) all salary earned through the date of termination, as well as a pro rata bonus and any compensation previously deferred; (ii) an amount equal to three times the executive’s highest annual base salary and three times the executive’s highest annual bonus at Myriad Genetics during the three-year period prior to the Change in Control; (iii) continued benefits for 36 months after the date of termination; (iv) outplacement services in an aggregate amount of up to $25,000; and (v) a gross-up payment with respect to any excise taxes or penalties due on account of any payments made to the executive under the Retention Agreement. If the employment of an executive officer is terminated by the executive officer for no reason, during the 90-day period beginning on the first anniversary of the “Change in Control Date” (as defined in the Retention Agreements), then the termination shall be deemed to be termination for Good Reason for all purposes of the Retention Agreement except that the payment of an amount equal to three times the executive’s highest annual base salary and bonus shall be reduced by one-half. In addition, upon the occurrence of a Change in Control, all of the executive’s stock options shall become fully vested, whether or not the executive is terminated. On October 12, 2007, the Retention Agreements were amended to provide that all payments under the agreement are to be made in a lump sum, in cash, six months following the date of termination of employment, unless earlier payment, in whole or in part, following the date of termination of employment is permitted under Section 409A of the Internal Revenue Code of 1986, as amended.

Unless the terms of the Retention Agreements are either satisfied or expire on the date which is 24 months after a Change in Control, the Retention Agreements will continue in effect through December 31, 2015 and thereafter for one year terms unless Myriad Genetics provides notice of non-renewal at least 90 days prior to the end of each term. In connection with the separation, the Retention Agreements with Dr. Hobden and Mr. Laslie will be terminated and, as discussed above, it is expected that we will enter into retention agreements with each of our executive officers following completion of the separation.

The following table summarizes the potential payments to Dr. Hobden and Mr. Laslie assuming the occurrence of the different triggers of the Retention Agreements, as of the close of business on June 30, 2008, the last business day of Myriad Genetics’ most recently concluded fiscal year.

	Executive Benefits and Payments Upon Termination	Change in Control ($)	Change in Control and Involuntary Termination Without Cause or for Good Reason ($)	Change in Control and Voluntary Termination ($)
Adrian N. Hobden, Ph.D.	Base salary	-	1,500,000	750,000
	Bonus	-	1,200,000	600,000
	Stock option acceleration	2,036,515	2,036,515	2,036,515
	Cobra benefits	-	41,295	41,295
	Outplacement	-	25,000	25,000
	Tax gross-up	-	1,385,952	908,668

	Total	2,036,515	6,188,762	4,361,478

Wayne Laslie	Base salary	-	1,065,000	532,500
	Bonus	-	495,000	247,500
	Stock option acceleration	1,427,780	1,427,780	1,427,780
	Cobra benefits	-	41,295	41,295
	Outplacement	-	25,000	25,000
	Tax gross-up	-	952,011	676,247

	Total	1,427,780	4,006,086	2,950,322

The following assumptions were used in creating the above table.

•

Stock Option Acceleration – The value of the vesting acceleration was calculated by multiplying the number of unvested in-the-money option shares as of June 30, 2008 by the spread between the closing price of Myriad Genetics common stock as of June 30, 2008, which was $22.76 (split adjusted) per share, and the exercise price of such unvested option.

•

Tax Gross-Up – The calculation of the tax gross up was calculated in accordance with Section 280G of the Internal Revenue Code, based upon an excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate and a 6.98% state income tax rate.

Historical Compensation of our Directors Prior to the Distribution under Myriad Genetics

The following table sets forth the compensation paid by Myriad Genetics during the fiscal year ended June 30, 2008 to each non-employee director of Myriad Genetics who is also currently a director of MPI and expected to be a director of MPI at the time of the separation. All references to stock options relate to options granted by Myriad Genetics to purchase shares of Myriad Genetics common stock. In connection with the separation and related transactions, all outstanding options held by the directors will be adjusted as described in this information statement under the heading “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Robert S. Attiyeh	76,000	357,688	433,688

Gerald P. Belle (2)	49,375	204,340	253,715

Walter Gilbert, Ph.D.	69,375	357,688	427,063

John T. Henderson	95,125	357,688	452,813

Dennis H. Langer, M.D., J.D.	75,625	357,688	433,313

Linda S. Wilson, Ph.D.	81,000	357,688	438,688

(1)

Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2008 in accordance with FAS 123R. On November 15, 2007, each non-employee director was granted an option to purchase 30,000 shares of common stock, the grant date fair value of each option was $328,020. Information regarding the assumptions used in the valuation of option awards in accordance with FAS 123R can be found in Note 4 “Share-Based Compensation” of the Myriad Genetics Form 10-K. Our directors will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also Myriad Genetics’ discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in the Myriad Genetics Form 10-K. The following table shows outstanding and vested options for each non-employee director as of June 30, 2008:

Name	Options Outstanding	Vested Options
Robert S. Attiyeh	150,000	90,000

Gerald P. Belle	30,000	—

Walter Gilbert, Ph.D.	140,000	80,000

John T. Henderson	150,000	90,000

Dennis H. Langer, M.D., J.D.	90,000	30,000

Linda S. Wilson, Ph.D.	209,900	149,900

(2)	Mr. Belle was appointed to the Myriad Genetics’ Board of Directors on November 15, 2007.

Myriad Genetics’ Director Compensation Policy

The following is a description of the standard compensation arrangements under which Myriad Genetics’ non-employee directors are compensated for their service as directors, including as members of the various Board committees.

Cash Fees

For the first quarter of Myriad Genetics’ fiscal 2008 year, Myriad Genetics paid each non-employee director cash fees based on the following:

Annual retainer:	$25,000 (25% paid following each quarter of service)
$10,000 additional retainer for the Chairman of the Board and Chairman of the Audit Committee (25% paid following each quarter of service)

Attendance:	$3,000 for each Board meeting
$2,000 for each telephonic Board meeting
$2,000 for each committee meeting or telephonic committee meeting

Effective as of the second quarter of Myriad Genetics’ fiscal 2008 year, the Myriad Genetics’ Board of Directors amended its non-employee director compensation policy such that non-employee directors are now compensated on a role-based model and are paid cash fees based on the following annual retainers (25% paid following each quarter of service):

Annual Retainer

All members	$50,000 base retainer
Chairman of the Board	$35,000 additional retainer
Chairman of the Audit Committee	$25,000 additional retainer
Chairman of the Compensation Committee	$15,000 additional retainer
Chairman of the Nominating and Governance Committee	$15,000 additional retainer
Members of the Audit Committee	$12,000 additional retainer
Members of the Compensation Committee	$7,500 additional retainer
Members of the Nominating and Governance Committee	$7,500 additional retainer

Attendance

In addition to the annual retainer amounts, Myriad Genetics pays each non-employee director a per meeting cash fee of $2,000 for attendance at Board meetings in excess of five in-person meetings and four telephonic meetings per fiscal year. Myriad Genetics also pays each non-employee director a per meeting cash fee of $2,000 for attendance at committee meetings in excess of four meetings (per each committee), whether in person or telephonic, per fiscal year. All directors are also reimbursed for their out-of pocket expenses incurred in attending meetings.

Stock Option Awards

Myriad Genetics’ non-employee directors are entitled to receive options under the Myriad Genetics 2003 Stock Option Plan. The Myriad Genetics 2003 Stock Option Plan provides for an automatic annual grant on the date of Myriad Genetics’ annual meeting of stockholders to each non-employee director, other than new non-employee directors appointed within six months of the annual meeting, of a non-qualified option to purchase 30,000 shares of common stock, at an exercise price equal to the closing price of Myriad Genetics common stock on the date of grant. In addition, it is Myriad Genetics’ policy to grant a non-qualified option to purchase 30,000 shares of common stock, at an exercise price equal to the closing price of its common stock on the date of grant, to each new non-employee director upon initial election to the Board. Options granted to Myriad Genetics’ non-employee directors are exercisable after the termination of the director’s service on the Board to the extent exercisable on the date of such termination for the remainder of the life of the option. All options granted to Myriad Genetics’ non-employee directors will become fully exercisable upon a change of control of Myriad Genetics or upon the death of the director.

On September 26, 2007, Myriad Genetics’ Board of Directors approved an amendment to the Myriad Genetics 2003 Stock Option Plan to reduce the standard vesting provisions for options granted to non-employee directors after that date from three years to one year. Under the amendment, options granted to non-employee directors after that date will vest in full on the first anniversary of the date of grant, assuming continued membership on the Myriad Genetics’ Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Myriad Genetics. After the distribution, Myriad Genetics will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of the persons serving as a director, (3) each executive officer named in the Summary Compensation Table and (4) all of our executive officers and directors as a group. We based the share amounts on each person’s beneficial ownership of Myriad Genetics common stock as of March 26, 2009, unless we indicate some other basis for the share amounts, and assumed a distribution ratio of one share of our common stock for every four shares of Myriad Genetics common stock.

To the extent our directors and officers own Myriad Genetics common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Myriad Genetics common stock. For a description of the equitable adjustments expected to be made to Myriad Genetics stock options, see “Executive Compensation—Treatment of Outstanding Equity Awards in Connection with the Distribution,” included elsewhere in this information statement.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately 23,750,262 shares of common stock based upon approximately 95,001,048 shares of Myriad Genetics common stock outstanding on March 26, 2009 (after giving effect to a 2-for-1 split of Myriad Genetics common stock effected on March 25, 2009), assuming no exercise of Myriad Genetics options and applying the distribution ratio of one share of our common stock for every four shares of Myriad Genetics common stock held as of the record date.

	Shares of Common Stock Expected to be Beneficially Owned
Beneficial Owner	Number	Percentage
Principal Stockholders:
FMR LLC (1)	2,903,496	12.2%
82 Devonshire Street
Boston, Massachusetts 02109
Capital Research Global Advisors (2)	1,641,600	6.9%
333 South Hope Street
Los Angeles, California 90071
T. Rowe Price Associates, Inc. (3)	1,574,560	6.6%
100 E. Pratt Street
Baltimore, Maryland 21202
Barclays Global Investors, NA (4)	1,252,484	5.3%
400 Howard Street
San Francisco, California 94105

Executive Officers and Directors:
Adrian N. Hobden, Ph.D. (5)
Wayne Laslie (6)
Robert Lolllini
Edward Swabb, M.D., Ph.D. (7)
Barbara Berry (8)
Andrew Gibbs, J.D. (9)
Robert S. Attiyeh (10)
Gerald Belle (11)
Walter Gilbert, Ph.D. (12)
John T. Henderson, M.D. (13)
Dennis H. Langer, M.D., J.D. (14)
Linda S. Wilson, Ph.D. (15)
All current executive officers and directors as a group (12 persons) (16)

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	This information is based on a Schedule 13G/A filed with the SEC on February 17, 2009 with respect to Myriad Genetics common stock. Fidelity Management & Research Company, or Fidelity, a wholly owned subsidiary of FMR LLC and an investment adviser, is deemed to be the beneficial owner of 2,752,649 shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d and FMR LLC., through its control of Fidelity, each has sole power to dispose of but not the power to vote or direct the voting of these shares, as such voting power resides with the funds’ Boards of Trustees. Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR LLC and an investment adviser, is deemed to be the beneficial owner of 34,745 shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d and FMR LLC., through its control of Fidelity, each has sole power to dispose of and to vote or direct the voting of these shares. Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR LLC, is deemed to be the beneficial owner of 41,972 shares as a result of acting as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC., through its control of Fidelity, each has sole power to dispose of all of these shares and to vote or direct the voting of 37,672 of these shares. FIL Limited, or FIL, is the beneficial owner of 74,130 shares of our common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d own approximately 47% of the voting power of FIL.
(2)	This information is based on a Schedule 13G filed with the SEC on February 17, 2009 with respect to Myriad Genetics common stock. Capital Research Global Investors is a division of Capital Research and Management Company, or CRMC, and is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment advisor to various investment companies. Capital Research Global Investors has sole voting and dispositive power with respect to all of these shares.
(3)	This information is based on a Schedule 13G/A filed with the SEC on February 12, 2009 with respect to Myriad Genetics common stock. T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of these shares as a result of acting as investment advisor to various investment companies. T. Rowe Price Associates, Inc. has sole voting power with respect to 400,265 of these shares and sole dispositive power with respect to all of these shares.
(4)	This information is based on a Schedule 13G jointly filed with the SEC by Barclays Global Investors, NA and Barclays Global Fund Advisors on February 5, 2009 with respect to Myriad Genetics common stock. Barclays Global Investors, NA beneficially owns 509,459 shares and has sole voting power with respect to 440,733 of such shares and sole dispositive power with respect to all such shares. Barclays Global Fund Advisors beneficially owns 743,025 shares and has sole voting and dispositive power with respect to all such shares.
(5)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(6)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(7)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(8)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(9)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(10)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(11)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(12)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(13)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(14)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(15)	Includes shares subject to options that will be exercisable as of the distribution date or that will become exercisable within 60 days after the distribution date.
(16)	See notes 5 through 15 above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Myriad Genetics

The distribution will be accomplished by Myriad Genetics distributing all of its shares of our common stock to holders of Myriad Genetics common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by Myriad Genetics of the conditions to the separation and distribution described below under “—Agreements with Myriad Genetics.”

Agreements with Myriad Genetics

Prior to the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Myriad Genetics to effect the separation and provide a framework for our relationships with Myriad Genetics after the separation. These agreements govern the relationships among us and Myriad Genetics subsequent to the completion of the separation plan and provide for the allocation among us and Myriad Genetics of Myriad Genetics’ assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) related to its research and drug development businesses, attributable to periods prior to our separation from Myriad Genetics. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Myriad Genetics and the distribution of our shares of common stock to Myriad Genetics stockholders), these agreements include:

•	the Tax Sharing Agreement;

•	the Sublease Agreement; and

•	the Employee Matters Agreement.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Myriad Genetics.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreement with Myriad Genetics regarding the principal transactions necessary to separate us from Myriad Genetics. It will also set forth other agreements that govern certain aspects of our relationship with Myriad Genetics after the completion of the separation.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us and Myriad Genetics as part of the separation of Myriad Genetics into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•

Substantially all of the assets and certain liabilities (whether accrued, contingent or otherwise) associated or primarily used in connection with the research and drug development businesses of Myriad Genetics will be retained by or transferred to us.

•	All other assets and liabilities (whether accrued, contingent or otherwise) of Myriad Genetics will be retained by or transferred to Myriad Genetics or one of its subsidiaries (other than us).

Except as may be expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and so long as the transferor is in compliance with the terms of the Separation and Distribution Agreement relating to the transfer, the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or government approvals are not obtained and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires.

Further Assurances. To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior the date of separation, the parties will agree to cooperate to affect such transfers as promptly as practicable following that date. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will authorize and effectuate a stock split of our shares in the form of a dividend to distribute to Myriad Genetics the number of shares of our common stock distributable in the distribution. Myriad Genetics will cause its agent to distribute to Myriad Genetics stockholders that hold shares of Myriad Genetics common stock as of the applicable record date all the issued and outstanding shares of our common stock. Myriad Genetics will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Myriad Genetics in its sole discretion. For further information regarding the conditions relating to our separation from Myriad Genetics, see “The Separation — Conditions to the Distribution.”

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to our business or assumed or retained liabilities and we will indemnify Myriad Genetics for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation.

Intellectual Property. Except as otherwise set forth in the Separation and Distribution Agreement or any ancillary agreement, Myriad Genetics will transfer to us ownership and control of all awarded, pending and applications for U.S. and international patents and other proprietary rights related to or primarily used in the research and drug development businesses.

Tax Sharing Agreement

Prior to the separation, we will enter into a Tax Sharing Agreement that generally governs Myriad Genetics’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes. Under the Tax Sharing Agreement, all tax liabilities resulting or arising from the contribution of Myriad Genetics’

research and drug development businesses to us and the other separation transactions including the distribution will be borne solely by Myriad Genetics and its subsidiaries other than us. In addition, under the Tax Sharing Agreement, all tax liabilities (including tax refunds and credits) attributable to Myriad Genetics’ research and drug development businesses for any and all periods preceding the separation, will be borne solely by Myriad Genetics and its subsidiaries other than us, taking into account certain tax attributes available to Myriad Genetics and its subsidiaries other than us. All tax liabilities (including tax refunds and credits) otherwise attributable to Myriad Genetics and its subsidiaries, will be borne solely by Myriad Genetics and its subsidiaries other than us. All tax liabilities (including tax refunds and credits) attributable to our operation of the research and drug development businesses for any and all periods following the separation will be borne solely by us. Any and all tax attributes, including net operating losses and research and development credits, which exist as of the date of the separation shall be retained by Myriad Genetics and its subsidiaries other than us.

Sublease Agreement

Prior to the separation, we will enter into a Sublease Agreement with Myriad Genetics to provide for the lease of certain office and laboratory space to be utilized by us in our operations. Under the Sublease Agreement, we will pay Myriad Genetics a monthly fee for the use of certain physical facilities in the nature of office and laboratory space. The monthly sublease fee will be based on the costs billed to Myriad Genetics under its Master Lease for the same space. Hence the monthly payments will be passed through to us without any mark-up The Sublease term will be     years with options for renewal.

Employee Matters Agreement

Prior to the separation, we will also enter into an Employee Matters Agreement with Myriad Genetics. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation, benefit plans, programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations.

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our audit committee, the audit committee will be responsible for reviewing and approving, prior to our entry into any such transaction, or ratifying as permitted, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	our executive officers;

•	our directors;

•	the beneficial owners of more than 5% of our securities;

•	the immediate family members of any of the foregoing persons; and

•	any other persons whom our board determines may be considered related persons.

For purposes of this policy, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or 5% beneficial owner.

In reviewing and approving such transactions, our audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chair of the audit committee in some circumstances.

Our audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of our audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our restated bylaws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and bylaws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, which were not registered under the Securities Act of 1933, as amended.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of up to 60,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the distribution, we expect that approximately              shares of our common stock will be issued and outstanding based upon approximately              shares of Myriad Genetics common stock outstanding as of                     , 2009, and assuming no exercise of Myriad Genetics options, and applying the distribution ratio of one share of our common stock for every four shares of Myriad Genetics common stock held as of the record date. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with the distribution will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Anti-Takeover Provisions

The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation, and (3) our restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause

Our amended and restated certificate of incorporation and restated bylaws provide that our board of directors will be divided into three classes, with the term of office of the first class to expire at the annual meeting of stockholders in 2010, the term of office of the second class to expire at the annual meeting of stockholders in 2011 and the term of office of the third class to expire at the annual meeting of stockholders in 2012. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Our board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Our board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on our board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of our board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our restated bylaws provide that, for nominations to our board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaws, such business will not be conducted at the meeting.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required for Certain Actions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this information statement entitled “Anti-Takeover Provisions.” This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

NASDAQ Global Market Listing

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “            .”

Limitation of Officers’ and Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act of 1933. Our amended and restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. We may enter into agreements to indemnify our directors and officers. These agreements would, among other things, indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Myriad Genetics stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.

We maintain an Internet site at                     . Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

INDEX TO FINANCIAL STATEMENTS

Myriad Pharmaceuticals, Inc.

(A Component of Myriad Genetics, Inc.)

Years Ended June 30, 2008, 2007 and 2006

Myriad Pharmaceuticals, Inc.

(A Component of Myriad Genetics, Inc.)

Six Months Ended December 31, 2008 and 2007

Combined Financial Statements:
Combined Balance Sheets (Unaudited) as of December 31, 2008 and June 30, 2008	F-19
Combined Statements of Operations (Unaudited) for the Six Months Ended December 31, 2008 and 2007	F-20
Combined Statements of Cash Flows (Unaudited) for the Six Months Ended December 31, 2008 and 2007	F-21
Notes to Unaudited Combined Financial Statements	F-22

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Myriad Genetics, Inc.

We have audited the accompanying combined balance sheets of the Myriad Pharmaceuticals, Inc. (a component of Myriad Genetics, Inc.) as of June 30, 2008 and 2007 and the related combined statements of operations, changes in Myriad Genetics, Inc. net investment (capital deficiency), and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the management of Myriad Genetics, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Myriad Pharmaceuticals, Inc.’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Myriad Pharmaceuticals, Inc.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Myriad Pharmaceuticals, Inc. (a component of Myriad Genetics, Inc.) at June 30, 2008 and 2007, and the combined results of its operations, and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah

March 20, 2009

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Balance Sheets

June 30, 2008 and 2007

(In thousands)

	2008	2007
Assets
Current assets:
Accounts receivable	$4,547	$1,248
Prepaid expenses	630	747

Total current assets	5,177	1,995

Equipment and leasehold improvements:
Equipment	18,253	22,462
Leasehold improvements	3,985	5,666

	22,238	28,128
Less accumulated depreciation	11,888	17,229

Net equipment and leasehold improvements	10,350	10,899

Other assets	219	3,350

	$15,746	$16,244

Liabilities and Myriad Genetics, Inc. Net Investment
Current liabilities:
Accounts payable due to parent	$14,210	$7,047
Accrued liabilities	30,358	3,478
Deferred revenue	2,000	350

Total current liabilities	46,568	10,875

Commitments and contingencies
Myriad Genetics, Inc. net investment (capital deficiency)	(30,822)	5,369

	$15,746	$16,244

See accompanying notes to combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Statements of Operations

Years ended June 30, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Research revenue	$6,774	$11,841	$13,658
Pharmaceutical revenue	100,000	—	—
Other revenue	4,000	—	—

Total revenue	110,774	11,841	13,658

Costs and expenses:
Research and development expense	121,526	94,929	77,682
Selling, general, and administrative expense	20,600	10,250	6,955

Total costs and expenses	142,126	105,179	84,637

Operating loss	(31,352)	(93,338)	(70,979)

Other income (expense), net	(3,017)	653	(2)

Net loss	$(34,369)	$(92,685)	$(70,981)

See accompanying notes to financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Statements of Changes in Myriad Genetics, Inc. Net Investment (Capital Deficiency)

(In thousands)

Balance at June 30, 2005	$4,113
Net loss	(70,981)
Net transfers from parent	67,855

Balance at June 30, 2006	987
Net loss	(92,685)
Net transfers from parent	97,067

Balance at June 30, 2007	5,369
Net loss	(34,369)
Net transfers to parent	(1,822)

Balance at June 30, 2008	$(30,822)

See accompanying notes to financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Statements of Cash Flows

Years ended June 30, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:
Net loss	$(34,369)	$(92,685)	$(70,981)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,214	4,575	4,571
Loss (gain) on disposition of assets	17	(3)	2
Share-based compensation expense	7,807	3,682	1,439
Loss on cost-basis investment	3,000	—	—
Changes in operating assets and liabilities:
Prepaid expenses	117	70	(416)
Accounts receivable	(3,299)	(40)	(171)
Due to parent	7,163	(1,887)	1,173
Accrued liabilities	26,880	(3,789)	4,144
Deferred revenue	1,650	350	(225)

Net cash provided by (used in) operating activities	12,180	(89,727)	(60,464)

Cash flows from investing activities:
Capital expenditures for equipment and leasehold improvements	(2,332)	(3,008)	(5,952)
Change in other assets	(219)	(650)	—

Net cash used in investing activities	(2,551)	(3,658)	(5,952)

Cash flows from financing activities:
Net change in investment from Myriad Genetics, Inc.	(9,629)	93,385	66,416

Net cash provided by (used in) financing activities	(9,629)	93,385	66,416

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

See accompanying notes to financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization and Business Description

On October 15, 2008, Myriad Genetics, Inc. (“MGI”) Board of Directors approved plans to separate its molecular diagnostic business from its research and drug development businesses. In order to carry out the proposed separation of the research and drug development businesses, on January 5, 2009, MGI created a new wholly owned subsidiary, a Delaware corporation into which the research operations along with substantially all of the assets (and employees) of the pharmaceuticals business and associated intellectual property rights (including patents) and cash will be contributed. In connection with the formation of this new subsidiary, MGIs’ existing subsidiary, Myriad Pharmaceuticals, Inc., changed its corporate name to Myriad Therapeutics, Inc., and the newly formed subsidiary adopted the name of Myriad Pharmaceuticals, Inc., (“MPI”). Management expects that shares of MPI will be distributed to MGI stockholders as a pro-rata, tax-free dividend. MPI has filed a private letter ruling request with the Internal Revenue Service regarding the tax-free nature of the spin-off. The separation will result in MPI operating as an independent entity with publicly traded common stock. It is anticipated that MGI would not have any ownership or other form of interest in MPI subsequent to the separation. Upon completion of the contemplated separation transaction, MPI’s operations will consist solely of the operations herein.

In connection with the separation, MPI and MGI expect to enter into a series of agreements, including a sublease agreement, an employee matters agreement, and a tax sharing agreement. Consummation of the separation is subject to certain conditions, including final approval by the MGI Board of Directors, approval for the listing of MPI common stock on an exchange, and the effectiveness of the registration statement filed with the Securities and Exchange Commission. Approval by MGI’s stockholders is not required as a condition to the completion of the proposed separation.

MPI’s focus is to discover and develop therapeutic products to treat patients with unmet medical needs. MPI researchers have made important discoveries in the fields of cancer and infectious diseases such as AIDS. These discoveries point to novel disease pathways that may pave the way for the development of new classes of drugs. The Company’s operations will be located in Salt Lake City, Utah.

(b)	Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations of the components of MGI that constitute the drug development and research businesses to be separated. The accompanying combined financial statements have been prepared using MGI’s historical costs basis of the assets and liabilities of the various activities that reflect the combined results of operations, financial condition and cash flows of MPI as a component of MGI. MPI has been allocated certain expenses from MGI but has not been allocated the underlying productive assets, such as, certain information systems equipment that will not be assigned to the MPI but for which MPI has benefited from the assets. Such expenses have been reflected in the Statements of Cash Flows and the Statement of Changes in Myriad Genetics, Inc. Net Investment (Capital Deficiency) as expense allocations from MGI.

Management believes that the assumptions underlying the combined financial statements are reasonable. The financial information in these combined financial statements does not include all of the expenses that would have been incurred had MPI been a separate, stand-alone publically traded entity. As such, the financial information herein does not reflect the combined financial position,

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

results of operations or cash flows of MPI in the future or what they would have been, had MPI been a separate, stand-alone entity during the periods presented. Specific costs attributable to MPI operations have been included in MPI’s combined financial statements. The combined financial statements also include some proportional cost allocations of certain common costs of MGI and MPI because these expenses were not specifically identified at the subsidiary level. The basis of these allocations includes full-time equivalent employees for the respective periods presented, square footage, and other appropriate allocation drivers. See footnote 7 for a further discussion of the allocations.

(c)	Use of Estimates

The preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles requires MGI management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of certain accrued liabilities and share-based compensation. Actual results could differ from those estimates presented herein.

(d)	Myriad Genetics, Inc. Net Investment (Capital Deficiency)

The financial statements of MPI represent a combination of various components of MGI. Because a direct ownership relationship did not exist among all the components comprising MPI, MGI’s investment in MPI is shown in lieu of stockholder’s equity in the combined financial statements. The net investment account represents the cumulative investments in, distributions from and earnings (loss) of MPI.

MPI has certain liabilities classified as due to parent that represent accounts payable by MPI to third parties that MGI will pay on behalf of MPI. As MGI has not paid these MPI accounts payable as of the balance sheet dates, those amounts have been recorded as accounts payable due to parent in the combined financial statements.

All cash and investments are held and managed by MGI. Accordingly, cash used to pay MPI expenses or cash collected from collaboration agreements by MGI on behalf of MPI are recorded as an increase or decrease in the Myriad Genetics, Inc. net investment (capital deficiency).

(e)	Earnings Per Share

Common stock and stock equivalents represent ownership in the parent Company, MGI. As MPI has no common stock or stock equivalents issued or outstanding there is no earnings per share calculation included in the MPI combined financial statements.

(f)	Separation costs

MGI has incurred and expects to incur legal, tax and other costs specifically associated with the planned separation, none of which have been allocated to MPI.

(g)	Fair Value Disclosure

At June 30, 2008 and 2007, the carrying amount of the Company’s financial assets and liabilities approximates fair value.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

(h)	Revenue Recognition

MPI applies the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, as well as EITF 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, in accounting for its revenue transactions.

Revenue from non-refundable upfront license fees where MPI has continuing involvement is recognized ratably over the development or agreement period or in full upon termination of a development or license agreement when MPI has no ongoing obligation.

Research revenue includes revenue from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 and EIFT 00-21 to research and technology license agreements, MPI considers the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. MPI makes adjustments, if necessary, to the estimates used in its calculations as work progresses and it gains experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets.

Revenue from milestone payments for which MPI has no continuing performance obligations is recognized upon achievement of the related milestone. When MPI has a continuing performance obligation, the milestone payments are deferred and recognized as revenue over the remaining term of the arrangement as performance obligations are completed. MPI recognizes revenue from up-front nonrefundable license fees on a straight-line basis over the period of MPI’s continued involvement in the research and development project.

(i)	Research and development expenses

Research and development expenses consist primarily of costs associated with the clinical trials of MPI product candidates, development materials, and compensation and related benefits for research and development personnel, costs for consultants, and various overhead costs. Research and development costs are expensed as incurred consistent with SFAS No. 2, Accounting for Research and Development Costs.

(j)	Other Receivables

Other receivables are comprised of amounts due from collaboration and research agreements whereby MPI may receive research fees or milestone payments. Other receivables are recorded at their net realizable value, generally as services are performed or as milestones are earned.

(k)	Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives of five years. Leasehold improvements

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

are depreciated over the shorter of the estimated useful lives or the associated lease terms, which range from three to fifteen years. For the years ended June 30, 2008, 2007, and 2006, MPI incurred depreciation expense of $2.9 million, $4.2 million, and $4.2 million, respectively.

(l)	Impairment of Long-Lived Assets

MPI accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments of long-lived assets were recorded for the years ended June 30, 2008, 2007, and 2006.

(m)	Other Assets

Other assets are comprised of purchased intellectual property, an investment in a privately held pharmaceutical company, and a purchased library of chemical compounds. The private pharmaceutical company investment is accounted for under the cost method. Management reviews the valuation of these investments for possible impairment as changes in facts and circumstances indicate that potential impairment should be assessed.

The amount recognized by MPI upon the ultimate liquidation of investments may vary significantly from the estimated fair value at June 30, 2008. The library of chemical compounds and related purchased intellectual property are being amortized ratably over the expected useful life of two to five years. MPI has also reassessed the useful lives of its other assets and has determined that the estimated useful lives are appropriate.

At June 30, 2008, MPI determined that the fair value of its investment in the privately held pharmaceutical company was impaired and accordingly wrote-off its entire cost basis investment, which resulted in a $3.0 million expense recorded in other expense in the accompanying combined statements of operations.

(n)	Income Taxes

MPI recognizes income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

MPI’s operations have been included in MGI’s consolidated U.S. federal and state income tax returns. The provision for income taxes has been determined as if MPI had filed separate income tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of MPI in future years could vary from its historical effective tax rates depending on future legal structure of MPI and related tax elections. The historical net operating loss carryforwards generated by MPI will remain with MGI subsequent to the separation.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

(o)	Share-based compensation

Certain of MGI’s employees who will be employees of MPI following the separation hold stock options and participate in the MGI employee stock purchase plan. Share-based compensation expense for MPI is recognized based on MGI’s share-based payment expense for MPI employees and certain allocated share-based compensation expense from MGI relating to general and administrative employees.

MPI accounts for “share-based” compensation under the provisions of FAS No. 123(R), “Share-Based Payment” (FAS 123R). Statement 123R sets accounting requirements for share-based compensation to employees, including employee stock purchase plans, and requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation.

(p)	Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, or SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard on July 1, 2009 did not have a material effect on the MPI’s financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard on July 1, 2008 did not have a material effect on the MPI’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. (SFAS 141(R) replaced SFAS No. 141, Business Combinations, originally issued in June 2001.) SFAS 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. Generally, SFAS 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009. MPI will analyze the potential impact of the statement as it affects any future transactions.

In December 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted on July 1, 2009. MPI is in the process of evaluating the impact of adopting EITF 07-1 on its financial statements.

(2)	Leases

On behalf of MPI, MGI leases office and laboratory space under four non-cancelable operating leases, with terms that expire between 2017 and 2025. MGI also leases information technology equipment under two non-cancelable operating leases, with terms that expire between 2008 and 2011. The allocations of these costs in the combined financial statements have been allocated using the methodologies described in Note 7.

MPI rental expense was $2.3 million in 2008, $ 2.5 million in 2007, and $ 2.1 million in 2006.

(3)	Share-Based Compensation

MPI intends to adopt, subject to shareholder approval, an Equity and Incentive Plan (the “Plan”). The Plan will provide for the grant of incentive stock option, non-qualified stock options and other types of awards to its directors, officers, employees and consultants. The Plan will be administered by the MPI board of directors or a committee designed by its board of directors. The employees of MPI have historically received equity awards from MGI. Accordingly, the following information regarding share-based compensation has been derived from the equity awards granted to MPI employees by MGI.

The exercise price of options granted in 2008, 2007, and 2006 was equivalent to the fair market value of the stock at the date of grant. The number of shares, terms, and vesting period were determined by the MGI board of directors on an option-by-option basis. Options generally vest ratably over service periods of four years and expire 10 years from the date of grant.

Share-based payment plans are accounted for under Statement 123R. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal years ended June 30:

	2008	2007	2006
Risk-free interest rate	3.4%	4.6%	4.3%
Expected dividend yield	0%	0%	0%
Expected lives (in years)	4.9 - 5.7	4.8 - 6.0	4.4 - 5.0
Expected volatility	45%	56%	63%

Expected option lives and volatilities are based on historical data of MGI and other factors.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

A summary of activity under the MGI stock option plans for the MPI employees for the three fiscal years ended June 30, 2008, 2007 and 2006 and changes during the years then ended is as follows:

	2008		2007		2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	2,533,696	$26.64	2,299,768	$25.63	2,011,921	$25.94
Options granted	576,064	43.88	386,111	30.10	411,418	22.29
Less:
Options exercised	(398,470)	16.48	(123,144)	13.85	(91,550)	13.87
Options canceled or expired	(79,394)	35.13	(29,038)	47.27	(32,021)	35.73

Options outstanding at end of year	2,631,896	31.11	2,533,696	26.64	2,299,768	25.63

Options exercisable at end of year	1,633,226	27.97	1,854,042	26.62	1,898,116	26.34
Options vested and expected to vest	2,353,432	30.63	2,258,662	26.67	2,162,707	25.85
Weighted average fair value of options granted during the year		19.42		15.85		12.54

The following table summarizes information about stock options outstanding for MPI employees at June 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at June 30, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at June 30, 2008	Weighted average exercise price
$4.69 - 20.56	780,579	4.93	$14.63	684,363	$13.82
20.64 - 25.57	714,663	6.03	24.77	482,167	24.23
25.88 - 46.55	663,805	7.60	37.99	199,647	37.27
46.62 - 93.81	472,849	5.28	60.88	267,049	68.68

	2,631,896	5.96	31.59	1,633,226	28.73

Share-based compensation expense recognized for MPI employees under FAS 123R included in the combined statements of operations for the fiscal years ended June 30, 2008, 2007 and 2006 was as follows (in thousands):

	2008	2007	2006
Research and development	$6,541	$2,853	$1,089
Selling, general, and administrative	1,266	829	350

Total employee stock-based compensation expense	$7,807	$3,682	$1,439

The total stock compensation expense allocated from MGI related to general and administrative employees for the fiscal years ended June 30, 2008, 2007 and 2006 was approximately $1.3 million, $0.8 million and $0.4 million, respectively.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

As of June 30, 2008, unrecognized compensation expense related to the unvested portion of MGI’s stock options granted to MPI employees was approximately $10.7 million that will be recognized over a weighted-average period of 2.7 years. Options to purchase approximately 398,470, 123,144, and 91,550 shares of MGI Common Stock were exercised during 2008, 2007 and 2006 respectively by MPI employees. The total intrinsic value of options exercised by MPI employees during the fiscal years ended June 30, 2008, 2007 and 2006 was approximately $11.5 million, $2.5 million and $0.9 million, respectively. The aggregate intrinsic value of fully vested options and options expected to vest as of June 30, 2008 was approximately $40.9 million.

MPI intends to adopt, subject to shareholder approval, an Employee Stock Purchase Plan. As of June 30, 2008, MPI employees participated in a MGI Employee Stock Purchase Plan (the ESPP Plan) which was adopted and approved by MGI board of directors and stockholders in December 1994, under which a maximum of 1,000,000 shares of common stock may be purchased by eligible employees. For the years ended June 30, 2008, 2007, and 2006, shares purchased under the ESPP Plan by MPI employees were 24,115, 38,965, and 50,904, respectively. Expenses associated with MPI employees participating in the ESPP Plan were approximately $264,000, $309,000, and $269,000, for the years ended June 30, 2008, 2007, and 2006, respectively. The fair value of shares issued under the ESPP Plan was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30:

	2008	2007	2006
Risk-free interest rate	3.3%	4.7%	4.7%
Expected dividend yield	0%	0%	0%
Expected lives (in years)	0.5	0.5	0.5
Expected volatility	34%	42%	42%

(4)	Income Taxes

MPI’s operations have historically been included in MGI’s consolidated U.S. federal and state income tax returns. The income tax provision included in these combined financial statements has been determined as if MPI had filed separate income tax returns under its existing structure for the periods presented. MGI filed a consolidated income tax return for the years ended 2008, 2007 and 2006. The net operating losses (NOL’s) generated by MPI are consolidated within the MGI return and it is anticipated that all NOL carryforwards and research and development credits generated by MPI will be retained by MGI upon the separation of the Companies. MPI recorded no income tax expense in 2008, 2007 and 2006 due to losses incurred.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

The following details the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2008 and 2007 as if MPI had calculated a tax provision on a separate return basis (in thousands):

	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$61,753	$59,885
Property, plant and equipment	(386)	447
Accrued vacation	417	401
Stock compensation expense	2,623	845
Write-down of investment	2,014	895
Other accrued liabilities	10,103	116
Other	746	131

Total gross deferred tax assets	77,270	62,720
Less valuation allowance	(77,270)	(62,720)

Net deferred tax assets	$—	$—

The net change in the total valuation allowance was an increase of $14.6 million for the year ended June 30, 2008 and an increase of $34.6 million for the year ended June 30, 2007. At June 30, 2008, MPI had total federal and state tax net operating loss carryforwards of approximately $165.6 million. If not utilized, these operating loss carryforwards expire beginning in 2012 through 2028. It is anticipated that all NOL carryforwards generated by MPI will be retained by MGI upon the separation of the companies.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. MPI adopted the provisions of FIN 48 on July 1, 2007. As a result, MPI recorded no unrecognized tax benefits.

MPI recorded no additional unrecognized tax benefits in the year ended June 30, 2008. MPI does not anticipate a material change to the total amount of unrecognized tax benefits within the next twelve months.

During the year ended June 30, 2008, MPI recorded no interest and penalties on unrecognized tax benefits. Any interest and penalties related to income tax liabilities would be recorded as a component of other expense.

MGI files consolidated U.S. and state income tax returns in jurisdictions with various statutes of limitations. The MGI 2004 through 2007 tax years remain subject to examination at June 30, 2008. MGI’s consolidated Federal tax return and any significant state tax returns are not currently under examination.

(5)	Employee Deferred Savings Plan

The employees of MPI participated in MGI’s deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the MPI’s employees are covered by the plan. MGI makes matching contributions of 50% of each employee’s contribution with the employer’s contribution not to exceed 4% of the employee’s compensation. MPI’s contributions to the plan were $618,000, $590,000, and $540,000 for the years ended June 30, 2008, 2007, and 2006, respectively.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

(6)	Collaborative Research Agreements

In June 2006, MPI entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement MPI recognized research revenue of $0, $7.0 million, and $0 for the fiscal year ended June 30, 2008, 2007, and 2006, respectively.

In June 2005, MPI entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement MPI recognized research revenue of $0, $1.9 million and $7.1 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

In June 2004, MPI entered into a five-year, $14.2 million research agreement to utilize its expertise to characterize pathogen-host protein interactions. Revenue related to this collaboration is being recognized on a cost-to-cost basis. Under this agreement MPI recognized research revenue of $3.3 million, $2.4 million and $2.4 million for the fiscal years ended June 30, 2008, 2007, and 2006, respectively.

(7)	Related Party Transactions

For each of the periods presented, the MPI operations were fully integrated with MGI, including executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. The accompanying combined financial statements reflect the application of certain estimates and allocations of operating expenses and management believes the methods used to allocate these operating expenses are reasonable. The allocation methods include relative time devoted by executive management on MPI business and related benefit received by MPI for other services such as costs associated with being a public company and other services. Allocations of expenses for these services of $7,536,000, $5,400,000 and $4,190,000 for the years ended June 30, 2008, 2007 and 2006, respectively, are reflected in total operating expenses in the combined statements of operations.

On or before the date on which shares of MPI are distributed to MGI shareholders, it is anticipated that MPI and MGI will enter into a series of agreements as discussed in Note 1 (a).

(8)	Segment and Related Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company’s operating segments. MPI’s business consists primarily of pharmaceutical development and related research activities. Accordingly, the Company operates in one reportable business segment.

MPI’s revenues were derived from research performed in the United States. Additionally, all of the Company’s long-lived assets are located in the United States.

(9)	Acquisition

On April 10, 2008, MPI acquired certain assets of NaturNorth Technologies, LLC. MPI purchased the NaturNorth assets primarily to acquire key technology. MPI has accounted for the acquisition as a purchase of assets under the guidance of EITF 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

The preliminary aggregate purchase price was approximately $1,350,000, which represented cash consideration. The following table summarizes the allocation of the preliminary aggregate purchase price and the estimated useful life for the acquired intangible asset (in thousands):

2008
R&D Supplies	$452
Acquired Intangible:
Existing Technology (two year estimated useful life)	250
Plant, property and equipment	648

Net Assets Acquired	$1,350

The NatureNorth tangible assets acquired by MPI were valued at their respective current fair value. The R&D supplies, consisting primarily of raw material inventory, was immediately expensed to research and development as it represented material to be used for in-process research and development projects and has no alternative uses. The acquired fixed assets had an estimated useful life of five years and the acquired intangible asset had an estimated useful life of two years.

(10)	Commitments and Contingencies

MGI has entered into a license agreement for exclusive rights to utilize certain intellectual property rights related to the drug candidate Azixa. Under this agreement MGI may pay milestone payments totaling up to $23 million. Payment of milestones is based on the occurrence of potential future events, including the initiation of certain human clinical trials, filing of a New Drug Application with the Food and Drug Administration, receipt of regulatory approval, and specific revenue targets.

Various legal claims have been filed against MPI that relate to the ordinary course of business and are currently pending resolution. In the opinion of MGI management upon consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the financial position or future results of operations of MPI.

(11)	Co-Marketing and Development Agreements

In May 2008, MGI entered into a collaboration agreement with H. Lundbeck A/S (“Lundbeck”) granting certain marketing rights for the MPI’s therapeutic candidate Flurizan. Under the terms of the agreement Lundbeck paid MGI a $100 million non-refundable fee, and agreed to pay future royalties, sales-based milestones, and share certain development costs. As cash is managed at the corporate level by MGI, the license fee was received and recorded by MGI, resulting in a decrease in MGI’s net investment in MPI at June 30, 2008.

Upon receipt of the up-front payment from Lundbeck in June 2008, MPI also recorded a one-time sublicense expense of $20 million which represented the maximum amount that may be payable to a third party for the license of the Flurizan compound, which was recorded as research and development expense and a related accrued liability at June 30, 2008.

On June 30, 2008, based on results from the U.S. phase III clinical trial, MPI announced its intention to discontinue all Flurizan development activities. Both MPI and Lundbeck concluded that Flurizan had no future economic value and that MPI had no continuing substantive obligations to Lundbeck. Based on this conclusion, MPI recognized the $100 million as pharmaceutical revenue in the accompanying combined statements of operations for the year ended June 30, 2008.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Notes to Combined Financial Statements

June 30, 2008, 2007, and 2006

Due to the termination of Flurizan development, MPI canceled certain agreements relating to clinical trials, drug manufacturing, and other activities. MPI estimated the cancellation costs that will be incurred under the respective contracts that will provide no future economic benefit to MPI. MPI estimated and recorded approximately $3.0 million of research and development expense for the cancellation of these development agreements in the year ended June 30, 2008.

(12)	Subsequent Event

Per the agreement dated March 19, 2009, MGI negotiated a reduced settlement of the Encore sublicense fee related to the receipt of the $100 million Lundbeck non-refundable fee for $11 million (See Note 11). The $11 million sublicense fee was paid on March 27, 2009. Pursuant to the sublicense agreement with Encore, the Company had previously recorded an accrual of $20 million related to the sublicense fee and, accordingly, the Company will recognize a reduction of the related sublicense expense of $9 million during the quarter ended March 31, 2009.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Balance Sheets (Unaudited)

(In thousands)

	December 31, 2008	June 30, 2008
Assets
Current assets:
Prepaid expenses	$656	$630
Accounts receivable	414	4,547

Total current assets	1,070	5,177

Equipment and leasehold improvements:
Equipment	18,202	18,253
Leasehold improvements	4,023	3,985

	22,225	22,238
Less accumulated depreciation	13,107	11,888

Net equipment and leasehold improvements	9,118	10,350

Other assets	156	219

	$10,344	$15,746

Liabilities and Myriad Genetics, Inc. Net Investment
Current liabilities:
Accounts payable due to parent	$3,327	$14,210
Accrued liabilities	27,059	30,358
Deferred revenue	159	2,000

Total current liabilities	30,545	46,568

Commitments and contingencies
Myriad Genetics, Inc. net investment (capital deficiency)	(20,201)	(30,822)

	$10,344	$15,746

See accompanying notes to unaudited combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Statements of Operations (Unaudited)

Six months ended December 31, 2008 and 2007

(In thousands)

	Six Months Ended
	Dec. 31, 2008	Dec. 31, 2007
Research revenue	$4,108	$4,605
Other revenue	—	1,250

Total revenue	4,108	5,855

Costs and expenses:
Research and development expense	28,296	44,604
Selling, general, and administrative expense	4,523	7,854

Total costs and expenses	32,819	52,458

Operating loss	(28,711)	(46,603)

Other income (expense)	—	15

Net loss	$(28,711)	$(46,588)

See accompanying notes to unaudited combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Combined Statements of Cash Flows (Unaudited)

Six months ended December 31, 2008 and 2007

(In thousands)

	Six Months Ended
	Dec. 31, 2008	Dec. 31, 2007
Cash flows from operating activities:
Net loss	$(28,711)	$(46,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,447	1,462
Gain on disposition of assets	—	(15)
Share-based compensation expense	4,963	2,990
Changes in operating assets and liabilities:
Prepaid expenses	(26)	117
Accounts receivable	4,133	(263)
Due to parent	(10,883)	(3,299)
Accrued liabilities	(3,299)	1,130
Deferred revenue	(1,841)	(100)

Net cash used in operating activities	(34,217)	(44,566)

Cash flows from investing activities:
Capital expenditures for equipment and leasehold improvements	(152)	—

Net cash used in investing activities	(152)	—

Cash flows from financing activities:
Net change in investment from Myriad Genetics, Inc.	34,369	44,566

Net cash provided by financing activities	34,369	44,566

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

See accompanying notes to unaudited combined financial statements.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Unaudited Notes to Combined Financial Statements

(1)	Organization and Basis of Presentation

(a)	Organization

On October 15, 2008, Myriad Genetics, Inc. (“MGI”) Board of Directors approved plans to separate its molecular diagnostic business from its research and drug development businesses. In order to carry out the proposed separation of the research and drug development businesses, on January 5, 2009, MGI created a new wholly owned subsidiary, a Delaware corporation into which the research operations along with substantially all of the assets (and employees) of the pharmaceuticals business and associated intellectual property rights (including patents) and cash will be contributed. In connection with the formation of this new subsidiary, MGIs’ existing subsidiary, Myriad Pharmaceuticals, Inc., changed its corporate name to Myriad Therapeutics, Inc., and the newly formed subsidiary adopted the name of Myriad Pharmaceuticals, Inc., (“MPI”). Management expects that shares of MPI will be distributed to MGI stockholders as a pro-rata, tax-free dividend. MPI has filed a private letter ruling request with the Internal Revenue Service regarding the tax-free nature of the spin-off. The separation will result in MPI operating as an independent entity with publicly traded common stock. It is anticipated that MGI would not have any ownership or other form of interest in MPI subsequent to the separation. Upon completion of the contemplated separation transaction, MPI’s operations will consist solely of the operations herein.

In connection with the separation, MPI and MGI expect to enter into a series of agreements, including a sublease agreement, an employee matters agreement, and a tax sharing agreement. Consummation of the separation is subject to certain conditions, including final approval by the MGI Board of Directors, approval for the listing of MPI common stock on an exchange, and the effectiveness of the registration statement filed with the Securities and Exchange Commission. Approval by MGI’s stockholders is not required as a condition to the completion of the proposed separation.

MPI’s focus is to discover and develop therapeutic products to treat patients with unmet medical needs. MPI researchers have made important discoveries in the fields of cancer and infectious diseases such as AIDS. These discoveries point to novel disease pathways that may pave the way for the development of new classes of drugs. The Company’s operations will be located in Salt Lake City, Utah.

(b)	Basis of Accounting and Combination

The combined financial statements include the assets, liabilities and results of operations of the components of MGI that constitute the drug development and research businesses to be separated. The accompanying combined financial statements have been prepared using MGI’s historical costs basis of the assets and liabilities of the various activities that reflect the combined results of operations, financial condition and cash flows of MPI as a component of MGI. MPI has been allocated certain expenses from MGI but has not been allocated the underlying productive assets, such as, certain information systems equipment that will not be assigned to the MPI but for which MPI has benefited from the assets. Such expenses have been reflected in the Statements of Cash Flows and the Statement of Changes in Myriad Genetics, Inc. Net Investment (Capital Deficiency) as expense allocations from MGI.

Management believes that the assumptions underlying the combined financial statements are reasonable. The financial information in these combined financial statements does not include all of the expenses that would have been incurred had MPI been a separate, stand-alone publically traded entity. As such, the financial information herein does not reflect the combined financial position,

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Unaudited Notes to Combined Financial Statements

results of operations or cash flows of MPI in the future or what they would have been, had MPI been a separate, stand-alone entity during the periods presented. Specific costs attributable to MPI operations have been included in MPI’s combined financial statements. The combined financial statements also include some proportional cost allocations of certain common costs of MGI and MPI because these expenses were not specifically identified at the subsidiary level. The basis of these allocations includes full-time equivalent employees for the respective periods presented, square footage, and other appropriate allocation drivers.

(c)	Use of Estimates

The preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles requires MGI management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of certain accrued liabilities and share-based compensation. Actual results could differ from those estimates presented herein include the accounts of MPI.

(2)	Share-Based Compensation

MGI accounts for share-based compensation pursuant the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (SFAS 123R). MGI share-based compensation expense recorded for MPI employees under FAS 123R included in the combined statements of operations for the six months ended December 31, 2008 and 2007 was allocated as follows (in thousands, except per share data):

	Six months ended Dec. 31,
	2008	2007
Research and development expense	$4,287	$2,444
Selling, general, and administrative expense	676	546

Total share-based compensation expense	$4,963	$2,990

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Expected option lives and volatilities used in fair valuation calculations are based on historical data of the Company and the related expense is recognized on a straight-line basis over the vesting period.

(3)	Income Taxes

MPI’s operations were historically included in MGI’s consolidated U.S. federal and state income tax returns. The provision for income taxes has been determined as if MPI had filed separate income tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of MPI in future years could vary from its historical effective tax rates depending on future legal structure of MPI and related tax elections. The historical net operating loss carryforwards generated by MPI will remain with MGI subsequent to the separation. MPI recorded no income tax expense for the six months ended December 31, 2008 and 2007.

(4)	Segment and Related Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company’s operating segments. MPI’s business consists primarily of pharmaceutical development and related research activities. Accordingly, the Company operates in one reportable business segment.

MYRIAD PHARMACEUTICALS, INC.

(A COMPONENT OF MYRIAD GENETICS, INC.)

Unaudited Notes to Combined Financial Statements

MPI’s revenues were derived from research performed in the United States. Additionally, all of the Company’s long-lived assets are located in the United States.

(5)	Myriad Genetics, Inc. Net Investment (Capital Deficiency)

The financial statements of MPI represent a combination of various components of MGI. Because a direct ownership relationship did not exist among all the components comprising MPI, MGI’s investment in MPI is shown in lieu of stockholder’s equity in the combined financial statements. The net investment account represents the cumulative investments in, distributions from and earnings (loss) of MPI.

MPI has certain liabilities classified as due to parent that represent accounts payable by the MPI to third parties that MGI will reimburse on behalf of MPI. As MGI has not paid these MPI accounts payable as of the respective balance sheet dates, those amounts have been recorded as accounts payable due to parent in the combined financial statements. Upon payment of the items classified as due to parent, the balance will be recorded in the Myriad Genetics, Inc net investment (capital deficiency).

(6)	Related Party Transactions

For the six months ended December 31, 2008 and 2007, the MPI operations were fully integrated with MGI, including executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. The accompanying combined financial statements reflect the application of certain estimates and allocations of operating expenses and management believes the methods used to allocate these operating expenses are reasonable. The allocation methods include relative time devoted by executive management on the MPI business and related benefit received by MPI for other services such as public company costs and services. Allocations of expenses for these services of $2,896,000 and $3,532,000 for the six months ended December 31, 2008 and 2007, respectively, are reflected in total operating expenses in the combined statements of operations.

On or before the date on which shares of MPI are distributed to MGI shareholders, it is anticipated that MPI and MGI will enter into a series of agreements as discussed in Note 1 (a).

(7)	Subsequent Event

On January 20, 2009, MPI announced that it had purchased certain in-process research and development assets from Panacos Pharmaceuticals, Inc. The assets were determined to be in-process research and development assets and will be charged to expense on the acquisition date. The aggregate purchase price was $7 million, which represented cash consideration.

Per the agreement dated March 19, 2009, MGI negotiated a reduced settlement of the Encore sublicense fee related to the receipt of the $100 million Lundbeck non-refundable fee for $11 million. The $11 million sublicense fee was paid on March 27, 2009. Pursuant to the sublicense agreement with Encore, the Company had previously recorded an accrual of $20 million related to the sublicense fee and, accordingly, the Company will recognize a reduction of the related sublicense expense of $9 million during the quarter ended March 31, 2009.